UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

(Mark One)

☒       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐       TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                            to

OR

☐       SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number

Pharmaxis Ltd

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

Australia

(Jurisdiction of incorporation or organization)

Unit 2, 10 Rodborough Road, Frenchs Forest, NSW 2086, Australia

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Ordinary Shares in the form of American Depositary Shares, evidenced by American Depositary Receipts

(Title of Class)

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

(Title of Class)

As of March 31, 2005 the number of outstanding shares of each of the issuer’s classes of capital or common stock was as follows:  134,770,092 fully paid ordinary shares.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☐ Yes    ☒ No

Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17    ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes    ☐ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of the securities under a plan confirmed by a court.

☐ Yes    ☐ No

In this registration statement on Form 20-F, the terms “we,” “our,” “us,” “Pharmaxis Ltd”, “Pharmaxis” and “the Company” refer to Pharmaxis Ltd.  Unless otherwise noted herein, all references to “dollars” and dollar amounts are references to Australian dollars.  Our Australian company number is ACN 082 811 630 and our Australian business number is ABN 75 082 811 630.

FORWARD LOOKING STATEMENTS

Some of the statements made under “Item 3.  Key Information – D.  Risk Factors,” “Item 4.  Information on the Company,” “Item 5.  Operating and Financial Review and Prospects” and elsewhere in this registration statement on Form 20-F constitute forward-looking statements.  In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these terms or other comparable terminology.  These statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements.  These factors include, among other things, those listed under “Item 3. Key Information – D.  Risk Factors” and elsewhere in this registration statement on Form 20-F.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.  Except as required by law, we are under no duty to update or revise any of our forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this registration statement on Form 20-F.

PART I

ITEM 1.                                                     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.                                    Directors and Senior Management

For the names, business addresses and functions of our directors and senior management, see “Item 6.  Directors, Senior Management and Employees – A.  Directors and Senior Management” and “Item 6.  Directors, Senior Management and Employees – C.  Board Practices.”

B.                                    Advisors

Our principal legal advisers are PFM Legal Pty Ltd, Suite 405, 46 Market Street, Sydney NSW 2000; Piper Alderman, Level 23, Governor Macquarie Tower, 1 Farrer Place, Sydney NSW 2000, Australia; and Venable LLP, 575 7th Street, NW, Washington, DC 20004, United States of America.

C.                                    Auditors

PricewaterhouseCoopers, Darling Park Tower 2, 201 Sussex Street, Sydney, NSW 2000, Australia, independent registered public accounting firm, have audited our financial statements at June 30, 2003 and 2004, and for each of the three years in the period ended June 30, 2004, and for the period from May 29, 1998 (Inception) to June 30, 2004, as set forth in their report, which is included elsewhere in this registration statement on Form 20-F.

ITEM 2.                                                     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                                                     KEY INFORMATION

A.                                    Selected Financial Data

The following table represents our selected financial data for the dates and periods indicated.  This data should be read together with, and is qualified in its entirety by reference to, “Item 5.  Operating and Financial Review and Prospects” as well as our Financial Statements and notes thereto appearing in “Item 18.  Financial Statements” of this registration statement on Form 20-F.  The selected financial data has been derived from our audited financial statements, prepared in accordance with U.S. GAAP and are presented in Australian dollars (except as otherwise noted).  Selected financial data for the years ended June 30, 2000 and 2001, respectively, has been omitted because the underlying, discrete standalone financial information is unavailable, and therefore, such financial data cannot be provided without unreasonable expense or effort.

								US$ convenience translation at A$1.00 for US$0.7805 (2)
									Six
				Period					months
				from			Period from	Year	ended
				inception	Six months ended		inception to	ended	December
	Years ended June 30,			to June	December 31,		December	June 30,	31,
	2002	2003	2004	30, 2004	2003	2004	31,2004	2004	2004
					(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands, except per share data and footnote data)
Statement of Operations Data:
Revenue	$—	$—	$—	$—	$—	$—	$—	$—	$—
Operating expenses:
Research and development (1)	486	925	4,806	6,779	1,531	3,711	10,490	3,751	2,896
General and administrative	141	981	2,182	3,445	851	1,535	4,980	1,703	1,199
Commercial	—	—	—	—	—	320	320	—	250
Amortization of intangible assets	83	86	89	395	44	45	440	69	35
Fair value of stock options issued to employees related to:
Research and development	32	261	253	638	127	34	672	198	26
Commercial	—	—	—	—	—	21	21	—	16
General and administrative	37	122	279	498	139	39	537	218	31
Total operating expenses	779	2,375	7,609	11,755	2,692	5,705	17,460	5,939	4,453
Loss from operations	(779)	(2,375)	(7,609)	(11,755)	(2,692)	(5,705)	(17,460)	(5,939)	(4,453)
Interest and other income	44	327	1,123	1,554	388	711	2,265	877	555
Amortization of preference share issue expenses	—	(65)	(161)	(226)	(161)	—	(226)	(125)	—
Net loss	$(735)	$(2,113)	$(6,647)	$(10,427)	$(2,465)	$(4,994)	$(15,421)	$(5,187)	$(3,898)

Per Share Data:
Basic and diluted net loss per share	$(0.07)	$(0.19)	$(0.09)	$(0.54)	$(0.06)	$(0.04)	$(0.58)	$(0.07)	$(0.03)
Weighted average number of ordinary shares used in calculating basic and diluted net loss per share (3)	11,200	11,200	75,744	19,311	43,472	113,103	26,500	75,744	113,103

(1)          Research and development expenses have been reduced by government research grants of $663,000, $976,000, $1,105,000, $587,000, $466,000, $3,419,000 and $3,885,000 in the fiscal years ended June 30, 2002, 2003 and 2004, the six months ended December 31, 2003 and 2004, and the periods from inception to June 30, 2004 and December 31, 2004, respectively.

(2)          The amounts have been translated into U.S. dollars from Australian dollars based upon the noon buying rates in New York City as determined by the Federal Reserve Bank of New York on December 31, 2004. These translations are merely for the convenience of the reader and should not be construed as representations that the A$ amounts actually represent such US$ amounts or could be converted into US$ at the rate indicated.

(3)          All periods presented have been retroactively adjusted for an 8 for 1 share split effected immediately prior to the closing of our initial public offering in Australia.  The increase in ordinary shares in 2004 is attributable to the Company’s Australian initial public offering at which time 50,000,000 new ordinary shares were issued, and immediately before which 46,816,000 convertible redeemable preference shares converted to ordinary shares. The increase in the six months ended December 31, 2004 is attributable to a share placement and share purchase plan in which a total of 26,362,092 new ordinary shares were issued.

						US$ convenience translation at A$1.00 for US$0.7805 (2)
	As of June 30,			As of December 31,		As of June 30,	As of December
	2002	2003	2004	2003	2004	2004	31, 2004
				(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)

Balance Sheet Data:
Cash and cash equivalents	$751	$7,384	$25,101	$27,726	$38,748	$19,591	$30,243
Total assets	$2,144	$10,459	$28,111	$31,015	$42,377	$21,941	$33,076
Long-term debt	$—	$—	$—	$—	$—	$—	$—
Convertible redeemable preference shares (1)	$2,000	$11,630	$—	$—	$—	$—	$—
Total stockholders’ (deficit) equity	$(46)	$(1,776)	$26,631	$30,549	$40,745	$20,786	$31,801

(1)          Convertible redeemable preference shares were converted to ordinary shares immediately prior to the listing of the Company’s shares after its Australian initial public offering in November 2003.

(2)          The amounts have been translated into U.S. dollars from Australian dollars based upon the noon buying rates in New York City as determined by the Federal Reserve Bank of New York on December 31, 2004. These translations are merely for the convenience of the reader and should not be construed as representations that the A$ amounts actually represent such US$ amounts or could be converted into US$ at the rate indicated.

Exchange Rate Information:

Unless otherwise noted, all information in this document is in Australian dollars.  The following tables set forth the rates of exchange of one (1) Australian dollar (“A$1.00”) into U.S. dollars (“US$”) based upon the noon buying rates in New York City as determined by the Federal Reserve Bank of New York.

Exchange rate as of August 15, 2005	0.7683

		High	Low
High and low exchange rates for each of last six months
Month of February 2005		0.7940	0.7669
Month of March 2005		0.7974	0.7685
Month of April 2005		0.7834	0.7658
Month of May 2005		0.7810	0.7550
Month of June 2005		0.7792	0.7498
Month of July 2005		0.7661	0.7403

	Average	High	Low
Average, high and low exchange rate for six months to December 31, 2004	0.7391	0.7903	0.6880
Average, high and low exchange rate for six months to December 31, 2003	0.6932	0.7520	0.6390

	Average	High	Low
Average, high and low exchange rates for five (5) most recent fiscal years
2000	0.6238	0.6703	0.5700
2001	0.5320	0.5996	0.4828
2002	0.5240	0.5748	0.4841
2003	0.5884	0.6729	0.5280
2004	0.7155	0.7979	0.6395

B.                                    Capitalization and Indebtedness

The following table shows the Company’s capitalization (distinguishing between guaranteed and unguaranteed, and secured and unsecured, indebtedness) as at March 31, 2005 under U.S. GAAP.

As of March 31, 2005
(in thousands) (unaudited)
134,770,092 Ordinary shares, no par value	$56,241
Deficit accumulated during the development stage	(17,526)
Indebtedness	—
Contingent indebtedness	—
$38,715

C.                                    Reasons for the Offer and Use of Proceeds

Not applicable.

D.                                    Risk Factors

The following risks relate specifically to the Company’s business and should be considered carefully.  Our business, financial condition and results of operations could be materially and adversely affected by any of the following risks.  As a result, the trading price of our ordinary shares and our American Depositary Shares, or ADSs, could decline and the holders could lose part or all of their investment.

Risks Related to Our Business

We are at an early stage of our development as an integrated pharmaceutical company and we do not have, and may never have, any products that generate revenues.  Unless we are able to generate sufficient product revenue, we will continue to incur losses from operations and may not achieve or maintain profitability.

We are at an early stage of our development as an integrated pharmaceutical company.  We were incorporated in May 1998 and have a limited operating history on which to evaluate our business and prospects.  To date, we do not have, and may never have, any products that generate revenues and have funded our operations from the private sales of our securities and through the initial public offering of our securities on Australian Stock Exchange Ltd and subsequent private placements and a share purchase plan as a publicly listed company.  We have also received funding from government research grants and earned interest income on invested funds.

We have incurred losses in each year since our inception.  We incurred losses of approximately $0.7 million, $2.1 million and $6.6 million in the fiscal years ended June 30, 2002, 2003 and 2004, respectively, and $5.0 million in the six months ended December 31, 2004.  Our accumulated losses from inception to March 31, 2005 are $17.5 million.  These losses, among other things, have had and will continue to have an adverse effect on our stockholders’ equity and working capital.  Unless we are able to generate sufficient product revenue, we will continue to incur losses from operations and may not achieve or maintain profitability.

We expect to continue to incur significant and increasing operating losses.

We expect to continue to incur significant and increasing operating losses in the short term and for the foreseeable future.  In particular, we will continue to incur significant losses in carrying out clinical trials of Aridol and Bronchitol and our other product candidates, including PXS25.  Because of the numerous risks and uncertainties associated with the development, manufacturing, sales and marketing of therapeutic products, we may experience larger than expected future losses and may never become profitable.  If we fail to become and remain profitable, or if we are unable to fund our continuing losses, the holders of our ordinary shares and ADSs could lose all or part of their investment.  We expect our expenses to increase significantly in the short term in connection with:

•                  ongoing clinical trials of Aridol.  Although we have completed a number of clinical trials in respect of Aridol, further Phase III clinical trials of Aridol are required to be completed in the U.S. before an application for marketing authority can be filed with the FDA.  These U.S. clinical trials are expensive;

•                  the regulatory marketing approval process to approve the sale of Aridol.  Aridol is the first of our product candidates to complete Phase III trials in any jurisdiction and the first of our product candidates for which we have sought marketing approval.  The work involved in seeking regulatory marketing approval for Aridol is extensive, time consuming and expensive.  In the first instance, we will be seeking marketing approval in Europe and Australia;

•                  the $2.5 million expansion of our existing manufacturing facilities and an increase in the number of manufacturing personnel to enable the commercial manufacture of Aridol.  The costs associated with the expansion of our manufacturing facilities represent a significant short-term increase in our expenses.  The increased costs relating to additional manufacturing personnel also represents a significant increase in our expenses which are likely to continue over time;

•                  the development of our sales and marketing capability.  Our existing sales and marketing capability is currently limited and, to date, has not represented a significant cost to us.  In the short term, our sales and marketing capability must be increased to enable the sales and marketing of Aridol in Europe and Australia and thereafter in the U.S.;

•                  the continuation of simultaneous Phase II clinical trials of Bronchitol and the commencement of Phase III clinical trials of Bronchitol.  These clinical trials are carried out in a number of jurisdictions and are expensive.  Our expenses will increase as we commence new clinical trials or we progress existing trials to more advanced phases.  The more advanced clinical trials typically require more clinical trial participants, clinical trial sites and research investigators than earlier stage clinical trials and are consequently more expensive;

•                  the commencement of Phase I clinical trials of PXS25, which will represent a significant new expense for us; and

•                  although we already have existing expenses associated with the preclinical testing of PXS2076 and other products candidates, in the short term, we will continue to incur expenses as a result of preclinical testing of PXS2076 and any other clinical trials or preclinical testing that we may initiate.

We also expect to incur increased general and administrative expenses in support of our increased operations as well as the increased costs to operate as a company listed on Australian Stock Exchange Ltd and proposed to be listed on Nasdaq.  Over the longer term, the costs referred to above will fluctuate, primarily dependant on the number and type of clinical trials being undertaken by us at any one time.  Costs will also increase if we are able to progress any further clinical trial candidates from preclinical testing to clinical trials.

We will not be profitable if our initial product candidates are unsuccessful in clinical trials or we are unable to obtain regulatory approvals.  Even if we receive regulatory approval for any product candidates, profitability will depend on our ability to generate revenues from the sale of our products or the licensing of our technology.

We cannot be certain that the clinical development of Aridol or Bronchitol or any of our other product candidates in preclinical testing or clinical development will be successful, that they will receive the regulatory approvals required to commercialize them, or that any of our research and development programs will yield additional product candidates suitable for investigation through clinical trials.

If Aridol and/or Bronchitol are unsuccessful in clinical trials or we are unable to obtain regulatory approvals, we will not be profitable.  We have recently completed the Phase III clinical trials of Aridol necessary for Australian and European registration of Aridol.  There is a risk that marketing approval may not be granted in Australia and/or Europe.  Further Phase III clinical trials are required to be completed in the U.S. before an application for marketing authority can be filed with the FDA.  There is a risk that these Phase III clinical trials in the U.S. may not be successful and that marketing approval may not be granted in the U.S.  We are required to undertake simultaneous Phase II clinical trials of Bronchitol and commence Phase III clinical trials of Bronchitol.  Clinical trials of Bronchitol will continue for several years, but may take significantly longer to complete.  There is a risk that these clinical trials of Bronchitol may not be successful or that marketing approval may not be granted in the future.  If we are not able to successfully complete clinical trials of Aridol (in the U.S.) and Bronchitol, and if we are unable to subsequently obtain marketing approval of Aridol and Bronchitol, we will not be profitable.

Even if we receive regulatory approval for any product candidates, profitability will depend on our ability to generate revenues from the sale of our products or the licensing of our technology that will offset the significant and continuing expenditures required for us to advance our research, protect and extend our intellectual property rights and develop, manufacture, license, market, distribute and sell our technology and products successfully.  Our ability to generate revenue depends on a number of factors, including our ability to:

•                  successfully conduct and complete clinical trials for Aridol (in the U.S.) and Bronchitol and our other product candidates;

•                  develop and obtain regulatory marketing approval for Aridol and Bronchitol in our target markets and, in the future, to develop and obtain regulatory marketing approval for our other product candidates;

•                  manufacture or obtain commercial quantities of Aridol and Bronchitol or our other product candidates at acceptable cost levels; and

•                  successfully market and sell Aridol, Bronchitol and our other product candidates.  In circumstances where we have licensed our technology to third parties, our ability to generate revenue will depend on the success of the licensor of the technology to successfully market and sell the licensed technology.

If we fail to become and remain profitable, or if we are unable to fund our continuing losses, there would be a material adverse effect on our business and the holders of our ordinary shares and ADSs could lose all or part of their investment.

If we are not able to successfully develop and commercialize Aridol and Bronchitol, we may not generate sufficient revenues to continue our business operations.

We currently have no products that have received regulatory approval for commercial sale and we cannot guarantee that we will ever have marketable products.  The process to develop, obtain regulatory approval for, and commercialize potential product candidates is long, complex and costly.

We have recently completed Phase III clinical trials of Aridol as a lung capacity test, which identifies and determines the severity of asthma.  The clinical trials were undertaken in several jurisdictions.  If approved for sale, we expect to commence marketing of Aridol in Australia and Europe in the course of 2005.  Further Phase III clinical trials of Aridol are required to be completed in the U.S. before an application for marketing authority can be filed with the FDA.  We have completed a Phase II clinical trial of Bronchitol for the treatment of bronchiectasis and expect to commence further clinical trials in the course of 2005.  We are also in the process of undertaking Phase II clinical trials in respect of Bronchitol for the treatment of cystic fibrosis.  Our other product candidates, PXS25 and PXS2076, are currently in varying stages of the research or preclinical phase of development.

Although we have a pipeline of potential product candidates and our own internal and contract research and development team, our business is currently substantially dependent on our ability to complete development, obtain regulatory approval for, and successfully commercialize Aridol and Bronchitol in a timely manner.  If we are unable to successfully commercialize Aridol and/or Bronchitol, we may not be able to earn sufficient revenues to continue our business.

Unsuccessful or delayed regulatory approvals could increase our future development costs or impair our future revenue.  Approvals that may be given may not cover all the indications for which we seek approval or may contain significant limitations.

To receive regulatory approval for the commercial sale of our product candidates, we must conduct preclinical studies and clinical trials to demonstrate safety and efficacy in humans.  We have recently completed the Phase III clinical trials of Aridol necessary for Australian and European registration of Aridol.  Further Phase III clinical trials are required to be completed in the U.S. before an application for marketing authority can be filed with the FDA and these trials may not be successful.  We are required to undertake further simultaneous Phase II and Phase III clinical trials of Bronchitol.  This process of attempting to gain regulatory approval is expensive and can take many years, and failure can occur at any stage of the testing.  Our failure to adequately demonstrate the safety and efficacy of Aridol (in the U.S.) and/or Bronchitol and/or any of our other product candidates will prevent regulatory approval and commercialization of such product candidates.  Our inability to successfully and effectively complete clinical trials for our product candidates, in particular Aridol and Bronchitol, will severely harm our business and we will not be profitable.

Significant delays in clinical development could materially increase our product development costs, delay our receipt of revenue or allow our competitors to bring product candidates to market before we do, impairing our ability to effectively commercialize Aridol and Bronchitol or our other product candidates.

In addition, any approvals we may obtain may not cover all of the clinical indications for which we seek approval.  Also, an approval might contain significant limitations in the form of narrow indications, warnings, precautions or contraindications with respect to conditions of use.  To date, we have no reason to believe that Aridol or any other of our product candidates will be subject to any such limitations.

We will continue to need significant amounts of additional capital that may not be available to us.

To date, we have funded our operations and capital expenditures with proceeds from the sale of our securities, including the private issue of “A” class convertible redeemable preference shares and “B” class convertible redeemable preference shares and through the initial public offering of our securities on Australian Stock Exchange Ltd, a subsequent private placement to qualified institutional and sophisticated investors, a share purchase plan for existing shareholders, interest on investments and government grants.

In order to achieve our goal of being a fully integrated pharmaceutical company and to conduct the lengthy and expensive research, preclinical studies, clinical trials, regulatory approval process, manufacture, sales and marketing necessary to complete the full development of our product candidates, we will require substantial additional funds.  In particular, we will require substantial additional funding as a result of our strategy of not always entering into strategic alliances or partnerships in order to commercialize our product candidates.

To meet these financing requirements, we may raise funds through public or private equity offerings, debt financings, and through other means, including collaborations and license agreements.  Raising additional funds by issuing equity or convertible debt securities may cause our shareholders to experience significant additional dilution in their ownership interests.  Raising additional funds through debt financing, if available, may involve covenants that restrict our business activities.  Additional funding may not be available to us on favorable terms, or at all.  If we are unable to obtain additional funds, we may be forced to delay, reduce the scope or terminate our clinical trials and the development, manufacturing and marketing of our products.  To the extent that we raise additional funds through collaborations and licensing arrangements, we may have to relinquish valuable rights and control over our technologies, research programs or product candidates, or grant licenses on terms that may not be favorable to us.

We currently receive grant funding under two existing grant agreements and may enter into new grant agreements for additional grant funding in the future.  Although we are not reliant on grant funding, there is a risk that we will not be entitled to the grant payments from existing or future grants for a range of reasons, including, failing to incur eligible expenditure or failing to undertake activities associated with the applicable grant or otherwise for failing to satisfy the relevant conditions of the applicable grant agreement.  There may be circumstances where we may not be entitled to the funds under the grant agreements, including, if the Commonwealth of Australia has insufficient funding for the relevant grant program, if we fail to submit reports when required, if we have not otherwise complied with our obligations under the relevant funding agreement, or if the Commonwealth of Australia is entitled to or does terminate the relevant agreements.  In certain circumstances where we fail to use our best endeavors to commercialize the project within a reasonable time of completion of the project or upon termination of a grant due to our breach of the agreement or our insolvency, the applicable grant agreement may require us to repay some or all of the grant.  Technical failure of the research project does not of itself constitute a failure to commercialize the project.  To the extent that we do not receive grant funding under an existing or future grant for any reason or to the extent that we are required to repay the grant funding, we may be required to reallocate funds needed to continue the commercialization of our products and failure to receive funding or such repayment may have a material adverse effect on our cash position and us.  To date, we have not been required to repay any amounts paid to us under our current two grant agreements and we are not aware of any current circumstances that would require us to repay any such amounts.  We consider that the likelihood of being required to repay grant funding is remote while we continue to act in good faith with respect to the grants.

If we fail to obtain additional financing, we may be unable to fund our operations and commercialize our product candidates.

We expect that our cash expenditure will increase for the next several years, and that we will spend substantial amounts to complete the clinical development and commercialization of Aridol, Bronchitol, PXS25 and our other product candidates, and to license or acquire other product candidates.  We believe that our existing cash and cash equivalents will be sufficient to meet our projected operating requirements for at least 12 months.

Our future funding requirements will depend on many factors, including:

•                  the scope, results, rate of progress, timing and costs of preclinical studies and clinical trials and other development activities.  The funding requirements for clinical trials of Aridol, Bronchitol and PXS25 are significant.  The funding requirements for the preclinical testing and potential future clinical testing of PXS2076 and any other testing that we may initiate is also significant;

•                  the costs and timing of seeking and obtaining regulatory approvals;

•                  the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•                  the costs of developing our sales and marketing capabilities and establishing distribution capabilities.  We have recently established a sales and marketing capability, to enable the marketing and sale of Aridol in Europe and Australia, which will need to be expanded further.  We will also need to establish a distribution capability;

•                  the cost of expanding our manufacturing capabilities.  Our existing facilities are capable of limited commercial manufacture and we are expanding the commercial manufacturing capacity of our existing facilities during 2005 at an estimated cost of $2.5 million, to coincide with the proposed commercial launch of Aridol in Europe and Australia.  If Aridol is approved for sale, we believe that the expanded facilities will enable us to produce sufficient quantities of Aridol to satisfy the expected market demand for Aridol for between one and two years;

•                  the cost of additional management and scientific, manufacturing and sales and marketing personnel.  We will be required to increase the number of our personnel over time;

•                  the terms, timing and cash requirements of any future acquisitions, collaborative arrangements, licensing of product candidates or investing in businesses, product candidates and technologies;

•                  the costs of securing coverage, payment and reimbursement of our product candidates, if any of our product candidates receive regulatory approval; and

•                  the effects of competing clinical, technological and market developments.

If we are not able to secure additional funding when needed, we may have to delay, reduce the scope of, or eliminate one or more of our clinical trials or research and development programs or future commercialization efforts.

The suspension or termination of our government research grants may result in lost revenue.  We may also be required to repay previously received grant revenue in certain circumstances which would have an adverse effect on our cash position.

We currently receive substantial grant funding under two separate grant agreements with the Commonwealth of Australia.  There is a risk that we will not be entitled to the grant payments for failing to incur eligible expenditure or failing to undertake activities associated with the applicable grant or otherwise for failing to satisfy the relevant conditions in the applicable grant agreement.  Furthermore, there is a risk we will not be entitled to the funds under the grant agreements, including, if the Commonwealth of Australia has insufficient funding for the relevant grant program, if we fail to submit reports when required, if we have not otherwise complied with our obligations under the relevant funding agreement, or if the Commonwealth of Australia is entitled to or does terminate the relevant agreements.  The Commonwealth of Australia may terminate the grant agreements on different bases under different grant agreements, including by giving us written notice of termination if we are in breach of the relevant agreement and if in the opinion of the Commonwealth of Australia the breach is not capable of being remedied, or if capable of being remedied it is not remedied after receipt of written notice, if we fail to submit reports, if our research and development activities or the quality of those activities do not satisfy the grant eligibility criteria, if there is a change of control of us or if we become insolvent.

In certain circumstances where we fail to use our best endeavors to commercialize the project within a reasonable time of completion of the project or upon termination of a grant due to our breach of agreement or our insolvency, the Commonwealth of Australia may require us to repay some or all of the grant.  If required to repay the grant amounts, we may be required to reallocate funds needed to continue the commercialization of our products and such repayment may have a material adverse effect on our cash position and us.   To date, we have not been required to repay any amounts paid to us under these grants.  We consider that the likelihood of being required to repay grant funding is remote while we continue to act in good faith with respect to the grants.

Currency fluctuations may expose us to increased costs and revenue decreases.

Our business may in the future be affected by fluctuations in foreign exchange rates.  Currency fluctuations could, therefore, cause our costs to increase and revenues to decline.  The majority of our expenses will continue to be denominated in Australian dollars although we will also be expending cash in other denominations, including U.S. dollars and the European euro.  In the last two years, the Australian dollar has as a general trend appreciated against the U.S. dollar.  If this trend continues, this may have a positive effect on any costs which we incur in the U.S. but may have an adverse effect on our revenues sourced from the U.S.  We cannot anticipate whether this trend will continue in respect of the U.S. dollar.  The exchange rates of the Australian dollar to the European euro have fluctuated over the same period.  In circumstances where the Australian dollar devalues against either or both of the U.S. dollar or the European euro, this may have an adverse effect on our costs incurred in either the U.S. or the European Union (as applicable) but may have a positive effect on any revenues which we source from the U.S. or the European Union (as applicable).  The same principles apply in respect of our costs and revenues in other jurisdictions.  In addition, we conduct clinical trials in many different countries and we have manufacturing of some of our product candidates undertaken outside of Australia, which exposes us to potential cost increases resulting from fluctuations in exchange rates.  To date, we have not suffered any material foreign exchange losses as a result of currency fluctuations.  We do not currently have any plans to hedge the effect of currency fluctuations on our overseas expenditures.  We manage our currency risks by settling foreign currency payables immediately upon recognition of a foreign currency liability.

Risks Related to Research and Development of Our Products

Clinical trials are expensive, time consuming, subject to delay and their outcome is uncertain and may not be completed at all.

Before we can obtain regulatory approval for the commercial sale of any product or product candidate, we are required to complete preclinical development and extensive clinical trials in humans to demonstrate its safety and efficacy.  Preclinical development and clinical trials are subject to extensive regulation by the FDA and other regulatory authorities in the United States, the United Kingdom, the European Union, Australia and elsewhere.   In addition, clinical trials must be conducted with product candidates produced under applicable current Good Manufacturing Practices.  Clinical trials are expensive and complex, can take many years, are often subject to delay and have uncertain outcomes.  We have recently completed the Phase III clinical trials of Aridol necessary for Australian and European registration of Aridol.  Further Phase III clinical trials are required to be completed in the U.S. before an application for marketing authority can be filed with the FDA.  The FDA has accepted an Investigational New Drug Application (IND) for Aridol.  Clinical trials of our other product candidates, including Bronchitol and PXS25, will continue for several years, but may take significantly longer to complete.

There are numerous factors that could affect the timing of the commencement, continuation and completion of clinical trials which may delay the clinical trials or prevent us from completing these trials successfully, including but not limited to:

•                  delays in securing clinical investigators or trial sites for our clinical trials, scheduling conflicts with participating clinicians and clinical institutions, and delays in obtaining institutional review board, or IRB, and other regulatory approvals to commence a clinical trial.  There are a limited number of clinical investigators and clinical trials sites worldwide able to conduct the clinical trials required by us.  Clinical investigators and trial sites may have demands from a number of companies competing to use their resources;

•                  slower than anticipated recruitment and enrollment of patients who meet the trial eligibility criteria or the loss of patients during the course of the clinical trials.  By way of example, we experienced delays on our Bronchitol clinical trials for the treatment of cystic fibrosis because recruitment was slower than anticipated.  We managed the enrollment problem by modifying the protocol to widen the eligibility of clinical trial participants, adding additional clinical trial sites and assisting with resourcing at clinical trial sites.  We may not be able to successfully manage such enrollment problems in the future;

•                  the requirement to repeat or undertake large clinical trials.  Our Phase II and Phase III clinical trials involve a large number of patients and are typically carried out in different jurisdictions and may also need to be repeated if required by regulatory authorities.  Although we have completed Phase III clinical trials for Aridol to enable us to seek marketing approval in Europe and Australia, we are required to undertake additional Phase III clinical trial in the U.S. prior to seeking marketing approval of Aridol in the U.S.;

•                  negative or inconclusive results from clinical trials, or deficiencies in the conduct of the clinical trials may require us to repeat clinical trials.  To date, we have not been required to repeat clinical trial as a result of negative or inconclusive results from clinical trials, or deficiencies in the conduct of the clinical trials;

•                  unforeseen safety issues or unforeseen adverse side effects or fatalities or other adverse events arising during a clinical trial due to medical problems that may or may not be related to clinical trial treatments.  To date, there have not been any unforeseen material safety issues or unforeseen adverse events arising in connection with our clinical trials;

•                  the product candidate may not be as good as current therapies.  For example, Aridol must prove to be convenient and effective as a lung capacity test which identifies and determines the severity of asthma.  In addition, Bronchitol must improve the quality of life and health of people with chronic obstructive lung diseases such as cystic fibrosis and bronchiectasis;

•                  quality or stability of the product candidate may fall below acceptable standards.  To date, we have not suffered from the quality or stability of a product candidate falling below acceptable standards;

•                  shortages of available product supply.  Although we consider that we have adequate manufacturing facilities for the purposes of producing product for the clinical trials and commercial use, we may be required to simultaneously provide product to patients in a range of jurisdictions and there may be shortages or delays in supplying the product in those jurisdictions.  To date, we have not suffered delays from any shortages of product;

•                  uncertain dosing issues.  To date, we have not suffered delays from uncertainty in dosing issues; and

•                  inability to monitor patients adequately during or after treatment or problems with investigator or patient compliance with the trial protocols.  To date, we have not suffered delays from an inability to monitor patients or compliance with the trial protocols adequately.

Due to the foregoing and other factors, the regulatory approval of Aridol in the U.S., Bronchitol, PXS25 and any of our other future product candidates could take a significantly longer time to gain regulatory approval than we expect or may never gain approval, which could reduce or eliminate our revenue by delaying or terminating the potential commercialization of our products or product candidates.  If we suffer any significant delays, setbacks or negative results in, or termination of, our clinical trials, we may be unable to continue the development of our products or product candidates or generate revenue and our business may be materially adversely affected.

Ongoing and future clinical trials of our product candidates may not show sufficient safety or efficacy to obtain requisite regulatory approvals.

Ongoing and future clinical trials of our product candidates may not show sufficient safety or efficacy to obtain regulatory approval for marketing.  Phase I and Phase II clinical trials are not primarily designed to test the efficacy of a product candidate but rather to test safety, to study pharmacokinetics and pharmacodynamics and to understand the product candidate’s side effects at various doses and schedules.  Furthermore, success in preclinical and early clinical trials does not ensure that later large-scale trials will be successful nor does it predict final results.  Acceptable results in early trials may not be repeated in later trials.  Further, Phase III clinical trials of Aridol are required to be completed in the U.S. before an application for marketing authority can be filed with the FDA and there is a risk that these may not show sufficient safety or efficacy to obtain regulatory approval for marketing Aridol in the U.S. despite the completion of the Phase III trials of Aridol in other jurisdictions.  Likewise, clinical trials of Bronchitol and our other product candidates may not show sufficient safety or efficacy to obtain regulatory approval for marketing.

We may conduct lengthy and expensive clinical trials of our product candidates, only to learn that the product candidate is not an effective treatment.  A number of companies in the biotechnology industry have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials.  In addition, clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals.  Negative or inconclusive results or adverse medical events during a clinical trial could cause the clinical trial to be redone or terminated.  In addition, failure to construct appropriate clinical trial protocols could result in the test or control group experiencing a disproportionate number of adverse events and could cause a clinical trial to be redone or terminated.  The length of time necessary to complete clinical trials and to submit an application for marketing approval for a final decision by applicable regulatory authorities may also vary significantly based on the type, complexity and novelty of the product candidate involved, as well as other factors.

Due to our reliance on contract research organizations,  hospitals and investigators to conduct clinical trials, we are unable to directly control the timing, conduct and expense of our clinical trials.  We also use third parties to provide research and development services and do not have direct control of the timing, conduct and expense of certain of our research programs.

We rely on third parties such as contract research organizations, hospitals and research investigators to provide services in connection with our clinical trials.  Our clinical trials are conducted by a range of third parties at a number of different sites in different jurisdictions.  In respect of the clinical trials we have completed to date, we have been involved with approximately 25 investigators, and a small number of contract research organizations, consultants and other professionals.  We are in the process of preparing for clinical trials of Bronchitol for the treatment of cystic fibrosis in the United Kingdom which will involve two investigators and clinical trials of

Bronchitol for the treatment of cystic fibrosis in Canada which will involve six investigators and one contract research organization.  We are also preparing for our Phase III clinical trials of Aridol as a lung capacity test in the U.S. which will involve approximately 25 investigators and one contract research organization.

We believe that the agreements that we enter into with these third parties are customary for agreements relating to the provision of clinical trial services.  The agreements set out the parameters and protocols for the relevant clinical trials, set out the amount payable by us, as well as setting out the rights and obligations of the third parties and us.

To date, we have been able to manage the use of these third parties in order to effectively carry out our clinical trials.  If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if the third parties need to be replaced or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our clinical trials may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates.  Although there are a range of suitable institutions and investigators that would be able to conduct the clinical trials on our behalf, there is no guarantee that we will be able to enter into any such arrangement on acceptable terms, if at all.  Given the number of alternative investigators and clinical trial sites, we do not believe that we are subject to any material disadvantage in negotiating these types of agreements.  To date, the institutions and investigators we have engaged have performed their services as required and we have been able to enter into agreements on customary terms acceptable to us.

Although we have our own internal research and development team, we also contract with the ANU Enterprises Pty Ltd (part of the Australian National University) to provide us with certain human resources and services to identify product candidates and to undertake preclinical research and development of product candidates.  If ANU Enterprises Pty Ltd do not successfully carry out their contractual duties and provide suitable human resources and other services, or if ANU Enterprises Pty Ltd need to be replaced or if the quality of the human resources and services they provide are inadequate, our research and development programs may be extended, delayed, suspended or terminated.  To date, ANU Enterprises Pty Ltd has performed its services as required by us.  In addition to our arrangements with ANU Enterprises Pty Ltd, we currently utilize the services of approximately twenty other organizations that conduct research and development services on our behalf from time to time.  To date, these other organizations have performed the services required by us, but we do not believe that their inability or failure to carry out their contractual duties would have a material effect on us.

Risks Related to the Manufacture of Our Products

The failure to secure an adequate supply of the inhalers to be used in the administration of Aridol and Bronchitol, could compromise the commercialization of Aridol and Bronchitol.

Both Aridol and Bronchitol are administered through a dry powder inhaler.  If we are not able to enter into a supply agreement or the number of inhalers supplied are inadequate to meet patient demand, we would be subject to costly delays which may compromise the commercialization of Aridol and/or Bronchitol.   There are a number of suppliers of inhalers and we anticipate that we will be able to enter into a supply agreement in respect of the necessary quantity of inhalers.   We are not aware of any specific risks in the supply of inhalers, however, there is a general underlying risk that the supply of inhalers may be delayed or we may need to change our supplier of inhalers which could delay the commercialization of Aridol and/or Bronchitol.  To date, we have been able to secure adequate quantities of inhalers for our clinical trials on acceptable terms.

Delays in the supply of the necessary quality of mannitol, could compromise the commercialization of our products.

Any delays in the supply of the necessary quality of mannitol for the manufacture of Aridol and Bronchitol, could compromise the commercialization of our products.  There are a number of suppliers of Good Manufacturing Practice grade mannitol and we believe that we will be able to secure the necessary quality of mannitol.  We are not aware of any specific risks relating to the supply of mannitol, however, there is a general underlying risk that the supply of mannitol may be delayed or we may need to change our supplier of mannitol which could potentially result in minor delays to the supply of the product to clinical trials and for sale while we sourced alternative suppliers of mannitol.

We currently have limited manufacturing capacity and outsource some manufacturing for the clinical development and commercial production of our products, all of which puts us at risk of lengthy and costly delays of bringing our products to market.

We currently operate manufacturing facilities in Sydney, Australia.  Our manufacturing facilities are licensed by the Australian Therapeutic Goods Administration, or TGA, to manufacture Good Manufacturing Practice grade material for clinical trials and we believe our facilities have the capacity to produce adequate Aridol and Bronchitol to undertake the clinical trials of those product candidates.  We have outsourced the manufacturing of Good Manufacturing Practice grade PXS25 for preclinical trials and clinical trials as our manufacturing facilities are not suitable for the production of PXS25.  Our contract manufacturers have the capacity to produce adequate PXS25 for clinical trials of PXS25.  We believe we are also able to produce sufficient PXS2076 for research studies.

Our existing facilities are capable of limited commercial manufacture and we are expanding the commercial manufacturing capacity of our existing facilities in 2005 at an estimated cost of $2.5 million, to coincide with the proposed commercial launch of Aridol in Europe and Australia.  If Aridol is approved for sale, we consider that the expanded facilities will enable us to produce sufficient quantities of Aridol to satisfy the expected market demand for Aridol for between one and two years.  We are required to obtain a license to commercially manufacture Good Manufacturing Practice grade Aridol for commercial sale.  If we are not able to effectively expand our manufacturing facilities or if we are not able to obtain a license to commercially manufacture Good Manufacturing Practice grade Aridol or if the license is subject to conditions or is revoked, the commercialization of Aridol and consequentially our other product candidates may be delayed or severely compromised and our results of operations may be harmed.  We expect that it will be necessary to build or establish suitable additional or alternative manufacturing facilities as the commercial demand for our products increase.  If we establish new manufacturing facilities, we will be exposed to significant costs and undetermined risks associated with the funding and building of such a facility which may delay or severely compromise the commercialization of our products and our results and operations may be harmed.  There is a risk of delays to our research and clinical trial activities if we needed to change our existing outsourced manufacturers of PXS25.

In circumstances where we seek to outsource the manufacture of certain of our products, there is no guarantee that we will be able to enter into any such arrangement on acceptable terms, if at all, and as a result we are at risk of lengthy and costly delays of bringing our products to market.

In circumstances where we seek to outsource the manufacture of certain of our product candidates, such as PXS25, there is no guarantee that we will be able to enter into any such arrangement on acceptable terms, if at all.  We may be required to enter into long-term manufacturing agreements that contain exclusivity provisions and/or substantial termination penalties.  To date, the manufacturing agreements for the manufacture of PXS25 do not contain any such exclusivity provisions or termination penalties.  In addition, contract manufacturers may have a limited number of facilities in which our products can be produced and any interruption of the operation of those facilities could result in the cancellation of shipments and loss of product, resulting in delays and additional costs.

We and our contract manufacturers are required to produce our clinical product and commercial product under FDA current Good Manufacturing Practices in order to meet acceptable standards.  If such standards change, our ability and the ability of contract manufacturers to produce our products when we require may be affected.

We have outsourced the manufacturing of Good Manufacturing Practice grade PXS25 for Phase I clinical trials as our manufacturing facilities are not suitable for the production of PXS25.  Our existing manufacturers of PXS25 and any future contract manufacturers for PXS25 or any of our other product candidates which we seek to contract manufacture may not perform as agreed or may not remain in the contract manufacturing business for the time required to successfully produce, store and distribute our products.  We, or our contract manufacturers may also fail to achieve and maintain required production yields or manufacturing standards which could result in patient injury or death, product recalls or withdrawals, product shortages, delays or failures in product testing or delivery or other problems that could seriously harm our business.  In addition, we are, and our contract manufacturers are, subject to ongoing inspections and regulation of regulatory authorities, including by the Australian Therapeutic Drugs Administration and the FDA.

The ability to find an acceptable manufacturer or to change manufacturers may be difficult for a number of reasons, including that the number of potential manufacturers is limited and we may not be able to negotiate agreements with manufacturers on commercially reasonable terms, the complex nature of the manufacturing process of certain of our product candidates, such as PXS25, which may require a significant learning curve for the manufacturer, and the FDA must approve any replacement manufacturer prior to manufacturing, which requires new testing and compliance inspections.

If we were required and able to change manufacturers, the FDA would also require that we demonstrate structural and functional comparability between the same product manufactured by different organizations and may require comparability studies.

As much of our product is likely to be manufactured in Australia, we may face difficulties in importing our products into various jurisdictions as a result of, among other things, import inspections, incomplete or inaccurate import documentation or defective packaging.  There will be increased costs associated with importing/exporting our product.

Risks Related to Marketing, Distribution and Sales

If we are unable to establish a sales and marketing force our business may be harmed.

We currently have a limited number of sales and marketing staff and no distribution capabilities.  Our goal is to build an integrated pharmaceutical business undertaking research and development, clinical trials, sales and marketing in respect of certain of our product candidates.  We are proposing to develop our sales and marketing capability in respect of products which address highly concentrated markets served by specialist physicians.  We intend to contract with third parties in respect of sales and marketing of products where the markets are larger, more diverse or less accessible.  In respect of our early stage products or any new products, we may also form strategic alliances with third parties, which have established distribution systems and sales forces, in order to commercialize our products.  Assuming Aridol is approved for commercial sale, we intend to market it directly in Australia and to use a combination of direct marketing and third parties in Europe and later in the U.S.

We will need to incur significant additional expenses and commit significant additional management resources to establish a sales and marketing force.  Although we have already begun to develop our sales and marketing capability, we may not be able to successfully establish these capabilities despite these additional expenditures.  Even if we are successful in establishing a sales and marketing force, it may not be as effective as a third-party sales and marketing force. In circumstances where we elect to rely on third parties, we may receive less revenue than if we sold such products directly.  In addition, we may have little or no control over the sales efforts of those third parties and they may not perform as agreed.  In the event we are unable to sell Aridol and other product candidates, either directly or through third parties, our business may be significantly harmed and we may be forced to delay, reduce the scope or terminate our clinical trials and the development, manufacturing and marketing of our products.

Our failure to establish and manage a distribution network for our products could delay or compromise the commercialization of Aridol and Bronchitol and other products.

We have not yet established systems and processes necessary for distributing products to customers.  Failure to secure contracts with distributors could negatively impact the distribution of our products.  If we are unable to effectively establish and manage the distribution process, the commercialization of Aridol and Bronchitol and other products may be delayed or severely compromised and our results of operations may be harmed.

To the extent we are able to enter into collaborative arrangements or strategic alliances, we will be exposed to risks related to those collaborations and alliances.

Although our goal is to be a fully integrated pharmaceutical company, an important element of our strategy for developing, manufacturing and commercializing our product candidates is entering into partnerships and strategic alliances with other pharmaceutical companies or other industry participants to advance our programs and enable us to maintain our financial and operational capacity.  We may not be able to negotiate alliances on acceptable terms, if at all.  Although we are not currently party to any collaborative arrangement or strategic alliance that is material to our business, in the future we may rely on collaborative arrangements or strategic alliances to complete the development and commercialization of some of our product candidates. Although we have no specific reason to believe that we will be at a disadvantage when negotiating such collaborative arrangements or strategic alliances, our negotiating position will be influenced by our financial capacity at the relevant time to continue the  development and commercialization of the relevant product candidate, as well as the timing of any such negotiations and the stage of development of the relevant product candidate.   These arrangements may result in us receiving less revenue than if we sold such products directly, may place the development, sales and marketing of our products outside our control, may require us to relinquish important rights or may otherwise be on terms unfavorable to us.  Collaborative arrangements or strategic alliances will subject us to a number of risks, including the risk that:

•                  we may not be able to control the amount and timing of resources that our strategic partner/collaborators may devote to the product candidates;

•                  our strategic partner/collaborators may experience financial difficulties;

•                  we may be required to relinquish important rights such as marketing and distribution rights;

•                  business combinations or significant changes in a collaborator’s business strategy may also adversely affect a collaborator’s willingness or ability to complete its obligations under any arrangement;

•                  a collaborator could independently move forward with a competing product developed either independently or in collaboration with others, including our competitors; and

•                  collaborative arrangements are often terminated or allowed to expire, which would delay the development and may increase the cost of developing our product candidates.

Risks Relating to Competition

If our competitors are able to develop and market products that are preferred over Aridol and Bronchitol or our other product candidates our commercial opportunity may be significantly reduced or eliminated.

We face intense competition from established pharmaceutical and biotechnology companies, as well as from academic institutions, government agencies and private and public research institutions.  We are seeking to develop and market products that will compete with other products and drugs that currently exist or are being developed or may be developed in the future.  For Aridol, various products and treatments are currently marketed for monitoring lung capacity and the identification and assessment of asthma, including methacholine (Provocholine®) by Methapharm Inc as a direct bronchiol provocation agent and nitric oxide (Niox®) by Aerocrine AB of Stockholm, Sweden.  We believe Aridol is the only lung capacity test that is being developed using dry powder inhalation technology and this may not be well accepted in the market place.  Similarly, for Bronchitol, various products and treatments are currently marketed, including inhaled antibiotics, mucolytic agents and bronchodilators.  Bronchitol may not work well in conjunction with existing marketed therapies.  In addition, a number of companies are developing new approaches for the treatment of cystic fibrosis, including new antibiotic preparations by Corus Inc and Chiron Inc., new agents to restore salt balance from Inspire Pharmaceuticals Inc and many companies are interested in gene therapy. In addition new antibiotic preparations are being tested in patients with bronchiectasis. For patients with chronic bronchitis new anti-inflammatory agents and new bronchodilating agents are under development.

Our commercial opportunity will be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer side effects, are more convenient, are less expensive, or that reach the market sooner than our products.  Scientific, clinical or technical developments by our competitors may render

Aridol and/or Bronchitol or our other product candidates obsolete or noncompetitive.  Further, public announcements regarding the development of any such competing products could adversely affect the market price of our ordinary shares or ADSs.  We anticipate that we will face increased competition in the future as new companies enter the markets and as scientific developments progress.  If our products obtain regulatory approvals, but do not compete effectively in the marketplace, our business will suffer.

Many of our competitors currently have significantly greater financial resources and expertise in conducting clinical trials, obtaining regulatory approvals, undertaking and managing manufacturing and sales and marketing of products than we do.  Other early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements they may have with large and established companies.  In addition, these third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring therapies and therapy licenses complementary to our programs or advantageous to our business.  We expect that our ability to compete effectively will depend upon our ability to:

•                  successfully and rapidly complete clinical trials and obtain all requisite regulatory approvals in a cost-effective manner.  We have recently completed the Phase III clinical trials of Aridol necessary for Australian and European registration of Aridol and have sought marketing approval in Australia and Europe for those products.  Further Phase III clinical trials are required to be completed in the U.S. before an application for marketing authority can be filed with the FDA.  Clinical trials of our other product candidates, including Bronchitol and PXS25, will continue for several years, but may take significantly longer to complete. Commercial opportunity will be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer side effects, are more convenient, are less expensive, or that reach the market sooner than our products;

•                  attract and retain key personnel. We face the risk that if we are not able to attract and retain key personnel that we will not be able to rapidly and effectively get our products to market.    In particular, we are in the process of expanding our sales and marketing team.  To date, we have been able to attract and maintain key personnel;

•                  demonstrate the competitive advantages of our product candidates.  For example, Aridol must prove to be convenient and effective as a test for airway inflammation which identifies and determines the severity of asthma.  In addition, Bronchitol must improve the quality of life and health of people with chronic obstructive lung diseases such as cystic fibrosis and bronchiectasis;

•                  build an adequate manufacturing, sales and marketing infrastructure.  We face the risk that our future manufacturing, sales and marketing infrastructure may be inadequate for the commercialization of our products or that competitors have faster and more effective manufacturing, sales and marketing capacities;

•                  secure the support of key clinicians and physicians.  The success of our products is dependant on the acceptance of our products by key clinicians and physicians.  We face the risk that our products may not be well received or that a product will be released by a competitor which is preferred by key clinicians and physicians; and

•                  identify and obtain other product candidates on commercially reasonable terms which will provide us with a pipeline of potential product candidates which may reduce the risk if any of our existing product candidates or are adversely effected.

Future sales of our products may suffer if they are not accepted in the marketplace by physicians, patients and the medical community.

There is a risk that Aridol and Bronchitol or our other product candidates may not gain market acceptance among physicians, patients and the medical community.  The degree of market acceptance of Aridol and Bronchitol or our other product candidates will depend on a number of factors.  For example, Aridol must prove to be convenient and effective as a test for airway inflammation which identifies and determines the severity of asthma.  In addition, Bronchitol must improve the quality of life for people with chronic obstructive lung diseases such as cystic fibrosis and bronchiectasis.  While we have not observed serious adverse side effects to either Aridol or Bronchitol during clinical trials to date, the prevalence and severity of any side effects could negatively affect market acceptance of both Aridol and Bronchitol.  Failure to achieve market acceptance of Aridol and Bronchitol would significantly harm our business.

The degree of market acceptance of any of our approved products will depend on a variety of factors, including:

•                  timing of market introduction, number and clinical profile of competitive products. There are currently a range of existing alternative products to each of our products and we are aware that new products are being developed;

•                  our ability to provide acceptable evidence of safety and efficacy and our ability to secure the support of key clinicians and physicians for our products;

•                  relative convenience and ease of administration.  In the case of Aridol and Bronchitol,  there is a risk that using dry powder inhalation technology may not be well accepted in the market place;

•                  cost-effectiveness compared to existing and new treatments;

•                  availability of coverage, reimbursement and adequate payment from health maintenance organizations and other third-party payors;

•                  prevalence and severity of adverse side effects.  While we have not observed serious adverse side effects to either Aridol or Bronchitol during clinical trials to date, adverse side effects may exist and the prevalence and severity of any side effects could negatively affect market acceptance of both Aridol and Bronchitol; and

•                  other advantages over other treatment methods.

If we are unable to obtain acceptable prices or adequate reimbursement from third-party payors for Aridol and Bronchitol, or any other product candidates that we may seek to commercialize, our revenues and prospects for profitability will suffer.

The commercial success of our product candidates is substantially dependent on whether third-party coverage and reimbursement is available from, governmental payors, such as Medicare and Medicaid, private health insurers, including managed care organizations and other third-party payors.

Many patients will not be capable of paying for our products themselves and will rely on third-party payors to pay for their medical needs.  The U.S. Centers for Medicare and Medicaid Services, health maintenance organizations and other third-party payors in the United States, the United Kingdom, the European Union, Australia and other jurisdictions are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement of new drugs and, as a result, they may not cover or provide adequate payment for our products.  Our products may not be considered cost-effective and reimbursement may not be available to consumers or may not be sufficient to allow our products to be marketed on a competitive basis.  Large private payors, managed care organizations, group purchasing organizations and similar organizations are exerting increasing influence on decisions regarding the use of, and reimbursement levels for, particular treatments.  Such third-party payors, including Medicare, are challenging the prices charged for medical products and services, and many third-party payors limit reimbursement for newly approved health care products.  In particular, third-party payors may limit the reimbursed indications.  Cost-control initiatives could decrease the price we might establish for products, which could result in product revenues lower than anticipated.  If the prices for our product candidates decrease or if governmental and other third-party payors do not provide adequate coverage and reimbursement levels, our revenue and prospects for profitability will suffer.

If there are fewer individuals in our target markets than we estimate, we may not generate sufficient revenues to continue development of our product candidates or continue operations.

Our estimate of the patient population of our target markets is based on published studies as well as internal analyses and studies we have commissioned.  If the results of these studies or our analysis of them do not accurately reflect the number of patients in our target markets, our assessment of the market may be wrong, making it difficult or impossible for us to meet our revenue goals.  In addition, it is difficult to determine the portion of the patient population that might use Aridol and/or Bronchitol, or our other product candidates.

Risks Relating to Regulatory Issues

Our products are subject to extensive regulation, which can be costly and time-consuming, and we may not obtain approvals for the commercialization of some or all of our products.

The clinical development, manufacturing, sales and marketing of our products are subject to extensive regulation by regulatory authorities in the United States, the United Kingdom, the European Union, Australia and elsewhere.  These regulations vary in important, meaningful ways from country to country.  Although the regulation of different products can vary, we do not consider at this stage that any of our existing products would be subject to any exceptional regulatory requirements that vary from the usual regulatory requirements.

We are not permitted to market a potential drug in the United States until we receive approval of a New Drug Application, or NDA, from the FDA.  We have not yet received an NDA approval from the FDA for any of our products.  Obtaining an NDA approval is expensive and is a complex, lengthy and uncertain process.  The FDA approval process for a new drug involves completion of preclinical studies and the submission of the results of these studies to the FDA, together with proposed clinical protocols, manufacturing information, analytical data and other information in an Investigational New Drug application, or IND, which must become effective before human clinical trials may begin. Clinical development typically involves three phases of study:  Phase I, II and III.  The most significant costs associated with clinical development are the Phase III clinical trials as they tend to be the longest and largest studies conducted during the drug development process.  After completion of clinical trials, an NDA may be submitted to the FDA.  In responding to an NDA, the FDA may refuse to file the application, or if accepted for filing, the FDA may grant marketing approval, request additional information or deny the application if it determines that the application does not provide an adequate basis for approval.  In addition, failure to comply with FDA and other applicable foreign and U.S. regulatory requirements may subject us to administrative or judicially imposed sanctions.  We have recently completed the Phase III clinical trials of Aridol necessary for Australian and European registration of Aridol.  Further Phase III clinical trials are required to be completed in the U.S. before an application for marketing authority can be filed with the FDA.  The FDA has accepted an IND for Aridol.  Clinical trials of our other product candidates, including Bronchitol and PXS25, will continue for several years, but may take significantly longer to complete.  We have completed a Phase II clinical trial of Bronchitol for the treatment of bronchiectasis and expect to commence additional clinical trials in the course of 2005.  We are also in the process of undertaking Phase II clinical trials in respect of Bronchitol for the treatment of cystic fibrosis.  Our other product candidates, PXS25 and PXS2076, are currently in varying stages of the research or preclinical phase of development.

Despite the substantial time and expense invested in preparation and submission of an NDA or equivalents in other jurisdictions, regulatory approval is never guaranteed.  The FDA and other regulatory authorities in the United States, the United Kingdom, the European Union, Australia and elsewhere, exercise substantial discretion in the drug approval process.  The number, size and design of preclinical studies and clinical trials that will be required will vary depending on the product, the disease or condition for which the product is intended to be used and the regulations and guidance documents applicable to any particular product.  The FDA or other regulators can delay, limit or deny approval of a product for many reasons, including, but not limited to, the fact that regulators may not approve our or our third-party manufacturer’s processes or facilities or that new laws may be enacted or regulators may change their approval policies or adopt new regulations requiring new or different evidence of safety and efficacy for the intended use of a product.

Even if our product candidates receive regulatory approval, we may still face development and regulatory difficulties that may delay or impair future sales of our products and we would be subject to ongoing regulatory obligations and restrictions, which may result in significant expense and limit our ability to commercialize our product candidates.

If we receive regulatory approval to sell Aridol or any other product candidate, the relevant regulatory authorities may, nevertheless, impose significant restrictions on the indicated uses, manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion and record keeping or impose ongoing requirements for post-approval studies.  In addition, regulatory agencies subject a marketed product, its manufacturer and the manufacturer’s facilities to continual review and periodic inspections.  Potentially costly follow-up or post-marketing clinical studies may be required as a condition of approval to further substantiate safety or efficacy, or to investigate specific issues of interest to the regulatory authority.  Previously unknown problems with the product candidate, including adverse events of unanticipated severity or frequency, may result in restrictions on the marketing of the product, and could include withdrawal of the product from the market.  If we discover previously unknown problems with a product or our manufacturing facilities or the manufacturing facilities of a contract manufacturer, a regulatory agency may impose restrictions on that product, on us or on our third-party contract manufacturers, including requiring us to withdraw the product from the market.  If we fail to comply with applicable regulatory requirements, a regulatory agency may:

•                  issue warning letters;

•                  impose civil or criminal penalties;

•                  suspend our regulatory approval;

•                  suspend any of our ongoing clinical trials;

•                  refuse to approve pending applications or supplements to approved applications filed by us;

•                  impose restrictions on our operations, including closing our contract manufacturers’ facilities or terminating licenses to manufacture Good Manufacturing Practice grade material; or

•                  seize or detain products or require a product recall.

Any of the foregoing could seriously harm the commercialization of our products and our results and operations may be seriously harmed.  Likewise, any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize our product.

In addition, the law or regulatory policies governing pharmaceuticals may change.  New statutory requirements may be enacted or additional regulations may be enacted that could prevent or delay regulatory approval of our products.  We cannot predict the likelihood, nature or extent of adverse government regulation that may arise from future legislation or administrative action.  If we are not able to maintain regulatory compliance, we might not be permitted to market our products and our business could suffer.

Risks Relating to Product Liability Claims

If product liability lawsuits are successfully brought against us, we will incur substantial liabilities and damage to our reputation and may be required to limit commercialization of Aridol and Bronchitol or other product candidates.

We face product liability exposure related to the testing of our product candidates in human clinical trials.  We are currently conducting clinical trials in respect of Aridol, Bronchitol and we expect to commence clinical trials of PXS25.  If any of our products are approved for sale, we may face exposure to claims by an even greater number of persons than were involved in the clinical trials once we begin marketing, distribution and sales our products commercially.  We expect to commence commercial sales of Aridol in Australia and Europe in the course of 2005 and 2006 (respectively).

Regardless of merit or eventual outcome, liability claims may result in:

•                  decreased demand for our products and product candidates;

•                  injury to our reputation;

•                  withdrawal of clinical trial participants;

•                  costs of related litigation;

•                  substantial monetary awards to patients and others;

•                  loss of revenues; and

•                  the inability to commercialize our products and product candidates.

We enter into indemnity agreements with the hospitals, institutions and authorities in which the clinical trials are conducted and with the clinicians and investigators who carry out the clinical trials on our behalf.  The majority of the indemnities are in a substantially similar form and are based on an Australian industry standard agreement.  Certain of the agreements have been negotiated on a case by case basis and vary from the standard.   The standard indemnities typically provide that we will indemnify in respect of all claims and proceedings made by any of the patients or non-patient volunteers participating in the relevant clinical trials for personal injury arising from the administration of the product under investigation or any clinical intervention or procedure required.

We have liability insurance that covers our clinical trials in North America and in other countries where we conduct clinical trials.  Having regard to the insurance requirements of the ethics committees who oversee the clinical trials, the good safety profile of Aridol and Bronchitol, the varied use of mannitol in humans, the number of clinical trials undertaken to date without a material claim being made against us, the use of informed consents by trial participants, and the number of clinical trials being undertaken at any one time, we consider that our clinical trial insurance is reasonable for our current activities.  We intend to expand our insurance coverage to include the sale of commercial products if marketing approval is obtained for Aridol and in the future for other product candidates.  However, insurance coverage is increasingly expensive.  We may not be able to maintain insurance coverage at a reasonable cost and we may not be able to obtain insurance coverage that we consider reasonable or that will be adequate to satisfy any liability that may arise and the claim for damages could be substantial.  If we are not able to obtain adequate coverage at a reasonable cost, the commercialization of our products may be delayed or severely compromised.

If there is a claim made against us or some other problem that is attributable to our products or product candidates, our share price may be negatively affected.  Even if we were ultimately successful in product liability litigation, the litigation would consume substantial amounts of our financial and managerial resources and may create adverse publicity, all of which would impair our ability to generate sales of the product the subject of the litigation as well as our other potential products.

Risks Relating to Intellectual Property and License Arrangements

The development programs for our two lead product candidates are based in part on intellectual property rights we license from others, and any termination of those licenses could seriously harm our business as the loss of any rights to market key products would seriously harm our operating results.

We have an exclusive worldwide license from Central Sydney Area Health Service to develop and commercialize certain intellectual property relating to the use of mannitol, the component part of both Aridol and Bronchitol, to induce sputum and promote airway clearance and also in the use as a test of airway function and susceptibility to asthma.  We also have an exclusive license from ANU Enterprises Pty Ltd to develop and commercialize intellectual property relating to the treatment of inflammatory or immune-mediated conditions in patients by administering a phosphosugar.  Both of these license agreements impose payment and other material obligations on us. Although we are currently in compliance with all of our material obligations under these licenses, if we were to breach any such obligations and our counterparties were entitled to, and did, terminate the licenses, this would restrict or delay or eliminate our ability to develop and commercialize our key product candidates, which could seriously harm our business.  In particular, if our agreement with Central Sydney Area Health Service were terminated, then we would have no further rights to develop and commercialize Aridol and Bronchitol which would seriously harm our business as this license is critical to both Aridol and Bronchitol.

Third parties may own or control patents or patent applications that we may be required to license to commercialize our product candidates, or that could result in litigation that would be costly and time consuming.

Our ability to commercialize Aridol and Bronchitol and our other product candidates depends upon our ability to develop, manufacture, market and sell these products without infringing the proprietary rights of third parties. A number of pharmaceutical and biotechnology companies, universities and research institutions have or may be granted patents that cover technologies similar to the technologies owned by or licensed to us.  We may choose to seek, or be required to seek, licenses under third-party patents, which would likely require the payment of license fees or royalties or both.  A license may not be available to us on commercially reasonable terms, or at all.  To date, we have been able to obtain licenses under third-party patents when required.  We may also be unaware of existing patents that may be infringed by Aridol and Bronchitol or our other product candidates. As patent applications can take many years to issue, there may be other currently pending applications which may later result in issued patents that are infringed by Aridol and Bronchitol or our other product candidates.  To date, we are not aware that any of our products or product candidates infringes the intellectual property rights of any third party.

We may also be forced to bring an infringement action if we believe that a third party is infringing our protected intellectual property.  Any such litigation will be costly, time consuming and divert management’s attention, and the outcome of any such litigation may not be favorable to us.  To date, we are not aware of any infringement of our intellectual property rights and we have not been required to bring any material litigation to protect our intellectual property rights.

If we infringe intellectual property rights of third parties, it may increase our costs or prevent us from being able to commercialize our products.

There is a risk that we are or may infringe the proprietary rights of third parties of which we are unaware. There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries.  Defending ourselves against third-party claims, including litigation in particular, would be costly and time consuming and would divert management’s attention from our business, which could lead to delays in our development or commercialization efforts.  If third parties are successful in their claims, we might have to pay substantial damages or take other actions that are adverse to our business.  As a result of intellectual property infringement claims, or to avoid potential claims, we might be:

•                  prohibited from selling or licensing any product candidate that we may develop unless the patent holder licenses the patent to us, which it is not required to do;

•                  required to expend considerable amounts of money in defending the claim;

•                  required to pay substantial royalties or grant a cross license to our patents to another patent holder;

•                  required to pay substantial monetary damages; or

•                  required to redesign the formulation of a product so it does not infringe, which may not be possible or could require substantial funds and time.

To date, we have not been involved in any such third-party claims and we are not aware that our products or product candidates infringe the intellectual property rights of third parties.

Our intellectual property rights may not preclude competitors from developing competing products and our business may suffer.

If we are not able to protect our proprietary technology, trade secrets and know-how, our competitors may use our intellectual property to develop competing products.  Our patents, including our licensed patents relating to the use and manufacture of Aridol and Bronchitol, may not be sufficient to prevent others from competing with us.   To date, we are not aware of the use of our intellectual property to develop competing products.  The patents covering Aridol and Bronchitol expire in 2015.  Therefore, we will not be able to depend on these patents past these relevant dates to exclude competitors from developing generic versions of Aridol and Bronchitol.  Our issued patents and those that we may issue in the future, or those licensed to us, may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products or the term of patent protection that we may have for our product candidates.  The occurrence of any of the foregoing events could harm our competitive position and seriously harm our business.

Our trade secrets relating to our product candidates and the manufacture of our product candidates may become known or independently discovered or competitors may develop alternatives.  We disclose confidential information and trade secrets from time to time provided that the recipient executes a non disclosure agreement or otherwise owes us obligations of confidentiality.  Confidentiality agreements may be breached and we may have no effective remedy for such a breach.  Enforcing a claim that a third party illegally obtained and is using our trade secrets is expensive and time consuming, and the outcome is unpredictable.  Failure to obtain or maintain confidential information and trade secret protection could adversely affect our competitive business position.  To date, we are not aware of any breach of any confidentiality obligations, any unintentional or willful disclosure of any of our trade secrets, any third party that has illegally obtained our confidential information or any unauthorized use of any of our trade secrets.  To date, we have not been required to seek remedy for any such disclosure or use.

If we fail to enforce adequately or defend our intellectual property rights our business may be harmed.

Our commercial success depends, to a large extent, on obtaining and maintaining patent and trade secret protection for our products, the methods used to manufacture those products and the methods for treating patients using those products.  A key tool in protecting our products and our technologies from unauthorized use by third parties is the extent that valid and enforceable patents or trade secrets cover them.  Our ability to obtain patents is uncertain and there is a risk that we may not be able to secure and maintain patents which we require to defend our intellectual property position.  Patents provide only limited protections and may not adequately protect our rights or permit us to gain or keep any competitive advantage.  Some countries in which we may sell our product candidates or license our intellectual property may fail to protect our intellectual property rights to the same extent as the protection that may be afforded in the United States or Australia.  Some legal principles remain unresolved and there has not been a consistent policy regarding the breadth or interpretation of claims allowed in patents in the United States, the United Kingdom, the European Union, Australia or elsewhere.  In addition, the specific content of patents and patent applications that are necessary to support and interpret patent claims is highly uncertain due to the complex nature of the relevant legal, scientific and factual issues.  Changes in either patent laws or in interpretations of patent laws in the United States, the United Kingdom, the European Union or elsewhere may diminish the value of our intellectual property or narrow the scope of our patent protection.  To date, we consider that we have been able to obtain and maintain patent protection for our products where we have sought such protection.

Even if patents are issued, those patents can be challenged by our competitors who can argue such patents are invalid.  Patents also will not protect our products if competitors devise ways of making these product candidates without legally infringing our patents.  The U.S. Federal Food Act, Drug and Cosmetic Act and FDA regulations and policies and equivalents in other jurisdictions provide incentives to manufacturers to challenge patent validity or create modified, noninfringed versions of a drug in order to facilitate the approval of abbreviated new drug applications for generic substitutes.   To date, our patents have not been challenged by our competitors and we are not aware of any of our competitors devising ways to make our products or product candidates without legally infringing our patents.

Proprietary trade secrets and unpatented know-how are also very important to our business.  We rely on trade secrets to protect our technology, especially where we do not believe that patent protection is appropriate or obtainable.  However, trade secrets are difficult to protect.  Our employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose our confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information.  Enforcing a claim that a third party illegally obtained and is using our trade secrets is expensive and time consuming, and the outcome is unpredictable.  Failure to obtain or maintain trade secret protection could adversely affect our competitive business position.  To date, we are not aware of any unintentional or willful disclosure of any of our material confidential information or any unauthorized use of our confidential information and we have not been required to seek remedy for any such unauthorized disclosure or use.

Risks Relating to Resources

If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully develop and commercialize our product candidates.

Our success depends on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel, manufacturing personnel, sales and marketing personnel and on our ability to develop and maintain important relationships with clinicians, scientists and leading academic and health institutions, including in particular ANU Enterprises Pty Ltd, the Australian National University and the Central Sydney Area Health Service.

The loss of services of one or more of our members of key management could delay or compromise the successful completion of our clinical trials or the commercialization of Aridol and Bronchitol and our other product candidates.  We enter into employment agreements with each of our employees, including each member of our key management.  Each of our employees agree to a specific period of notice that they or we must give in order to terminate their employment.  Employees can terminate their employment by giving between one to three months notice (as set out in the relevant employee’s employment agreement).  For details of the notice periods of our key management, see “Item 6, Directors, Senior Management and Employees – B.  Compensation – Employment Agreements”.  To date, we have been able to attract and employ key senior management when required.   We are not aware of any key management proposing to retire or leave the Company in the near future.   The consultants who conduct work on our behalf through at ANU Enterprises Pty Ltd change from time to time.  However, to date, ANU Enterprises Pty Ltd has been able to provide suitable replacement consultants in appropriate timeframes.

In the near term we will need to attract and retain manufacturing personnel and sales and marketing personnel and effectively integrate them into our organization to coincide with the expected commencement of commercial sales of Aridol in Europe and Australia.  If we fail to attract or effectively integrate new personnel and consultants into our organization and create effective working relationships among them and other members of management, the future development and commercialization of Aridol and our other product candidates may suffer, harming future regulatory approvals, sales of our products and our results of operations.

There is significant competition from other companies and research and academic institutions for qualified personnel in the areas of our activities. If we fail to identify, attract, retain and motivate these highly skilled personnel, we may be unable to continue our development and commercialization activities.

The addition of new employees and the loss of key employees, particularly in key positions, can be disruptive and may also cause the future development and commercialization of our product candidates to suffer, harming future regulatory approvals, sales of our products and our results of operations.

We do not currently carry “key person” insurance on the lives of members of senior management.  We consider that at this stage of our development it is reasonable not to carry any key person insurance.

We will need to significantly increase the size of our organization, and we may experience difficulties in managing growth.

We are currently a small company with 36 employees and full time contractors as of March 31, 2005.  In order to continue our clinical trials and commercialize our product candidates, manufacture commercial quantities of Aridol and market and sell Aridol, we will need to increase our operations, including expanding our employee base.  Our future financial performance and our ability to commercialize our products and to compete effectively will depend, in part, on our ability to manage any future growth effectively.  To that end, we must be able to:

•                  manage our preclinical studies and clinical trials effectively;

•                  undertake and manage the manufacturing of product effectively;

•                  undertake and manage sales and marketing effectively;

•                  integrate current and additional management, administrative, financial and sales and marketing personnel;

•                  develop our administrative, accounting and management information systems and controls; and

•                  hire and train additional qualified personnel.

The acquisition or licensing of other products or product candidates may put a strain on our operations and will likely require us to seek additional financing.

One of our strategies is to develop and license or acquire complementary products or product candidates.  We have no present agreement regarding any new material licensing or acquisitions.  However, if we do undertake any licensing or acquisitions, the process of undertaking the licensing or acquisitions and integrating a licensed or acquired product or product candidate into our business may put a strain on our operations, including diversion of personnel and financial resources and diversion of management’s attention.  In addition, any acquisition would give rise to potentially significant additional operating costs which would likely require us to seek additional financing.  Future acquisitions could result in additional issuances of equity securities that would dilute the ownership of existing stockholders.  Future acquisitions could also result in us incurring debt, contingent liabilities or the amortization of expenses related to other intangible assets, any of which could adversely affect our operating results.

Risks Relating to Takeovers

Our constitution may discourage attempts by stockholders to make a proportional takeover for us and could restrict the ability for shareholders to obtain a premium from such a transaction.

Provisions of our constitution contain a proportional takeover provision which provides that if a person makes a proportional takeover offer for less than all of the share capital in us, shareholders are entitled to vote to determine whether the proportional takeover offer may proceed.  A person may wish to make a proportional takeover offer for a number of reasons, including, if they wish to increase their control of us and/or influence the composition of the board of directors.  Arguably, the proportional takeover provisions in our constitution make it more difficult to achieve a proportional takeover and therefore may discourage proportional takeover offers and make it more difficult for a person to gain proportional control of us and could restrict the ability for shareholders to obtain a premium from such a transaction.

Australian takeovers laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our shares.

We are incorporated in Australia and are subject to the takeovers laws of Australia.  Amongst other things, we are subject to the Corporations Act 2001 (Commonwealth of Australia).  Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in our issued voting shares (including through the acquisition of ADSs) if the acquisition of that interest will lead to a person’s or someone else’s voting power in us increasing from 20% or below to more than 20%, or increasing from a starting point that is above 20% and below 90%.  Exceptions to the general prohibition include circumstances where the person makes a formal takeover bid for us, if the person obtains shareholder approval for the acquisition or if the person acquires less than 3% of the voting power of us in any rolling six month period.  Australian takeovers laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our shares.  This may have the ancillary effect of entrenching our board of directors and may deprive or limit our shareholders’ strategic opportunities to sell their shares and may restrict the ability of our shareholders to obtain a premium from such transactions.  See “Item 10.  Additional Information – B.  Constitution – Change of Control.”

Risks Related to an Investment in our ADSs or Ordinary Shares

The price of our ordinary shares is highly volatile and could decline significantly.

The market price of our ordinary shares historically has been, and we expect will continue to be, subject to significant fluctuations over short periods of time.  These fluctuations may be due to factors specific to us, to changes in analysts’ recommendations and earnings estimates, to arbitrage between our Australian listed shares and our ADSs, to changes in exchange rates, or to factors affecting the biopharmaceutical industry or the securities markets in general.  For example, from our initial listing on Australian Stock Exchange Ltd on November 10, 2003 until August 15, 2005, the closing price per share of our ordinary shares ranged from a low of $0.34 on November 27, 2003 to a high of $1.97 on August 15, 2005.  We may experience a material decline in the market price of our shares, regardless of our operating performance.  Therefore, a holder of our ordinary shares or ADSs may not be able to sell those ordinary shares or ADSs at or above the price paid by such holder for such shares or ADSs.  There is currently no market in our ADSs.

Price declines in our ordinary shares or ADSs could result from a variety of factors, including many outside our control.  These factors include:

•                  adverse or inconclusive results or delays in our clinical trial programs.  We are proposing to undertake a range of clinical trial programs, including, further Phase III clinical trials of Aridol in the U.S. and simultaneous Phase II and Phase III clinical trials of Bronchitol, and we are proposing to commence Phase I clinical trials of PXS25;

•                  unforeseen safety issues or adverse side effects resulting from the clinical trials or the commercial use of any of our products;

•                  regulatory actions in respect of any of our products or the products of any of our competitors;

•                  failure of any of our product candidates, such as Aridol, if approved, to achieve commercial success;

•                  announcements of the introduction of new products by us or our competitors;

•                  market conditions, including market conditions in the pharmaceutical and biotechnology sectors;

•                  increases in our costs or decreases in our revenues due to unfavorable movements in foreign currency exchange rates;

•                  developments or litigation concerning patents, licenses and other intellectual property rights;

•                  litigation or public concern about the safety of our potential products;

•                  changes in recommendations or earnings estimates by securities analysts;

•                  actual and anticipated fluctuations in our quarterly operating results;

•                  deviations in our operating results from the estimates of securities analysts;

•                  rumors relating to us or our competitors;

•                  additions or departures of  key personnel;

•                  changes in third-party reimbursement policies; and

•                  developments concerning current or future strategic alliances or acquisitions.

Class action litigation has been brought in the past against companies which have experienced volatility in the market price of their securities.  We may become involved in this type of litigation in the future.  Litigation of this type is often extremely expensive and diverts management’s attention and the Company’s resources.  To date, we have not been involved in any class action litigation.

Rights as a holder of ordinary shares are governed by Australian law and our Constitution and differ from the rights of shareholders under U.S. law.  Holders of our ordinary shares or ADSs may have difficulty in effecting service of process in the United States or enforcing judgments obtained in the United States.

Pharmaxis Ltd is a public company incorporated under the laws of Australia.  Therefore, the rights of holders of our ordinary shares are governed by Australian law and our Constitution.  These rights differ from the typical rights of shareholders in U.S. corporations.  The rights of holders of ADSs are affected by Australian law and our Constitution but are governed by U.S. law.  Circumstances that under U.S. law may entitle a shareholder in a U.S. company to claim damages may also give rise to a cause of action under Australian law entitling a shareholder in an Australian company to claim damages.  However, this will not always be the case.

Holders of our ordinary shares or ADSs may have difficulties enforcing, in actions brought in courts in jurisdictions located outside the U.S., liabilities under U.S. securities laws.  In particular, if such a holder sought to bring proceedings in Australia based on U.S. securities laws, the Australian court might consider:

•                  that it did not have jurisdiction; and/or

•                  that it was not an appropriate forum for such proceedings; and/or

•                  that, applying Australian conflict of laws rule, U.S. law (including U.S. securities laws) did not apply to the relationship between holders of our ordinary shares or ADSs and us or our directors and officers; and/or

•                  that the U.S. securities laws were of a public or penal nature and should not be enforced by the Australian court.

All of our directors and executive officers are residents of countries other than the U.S.  Furthermore, all or a substantial portion of their assets and our assets are located outside the U.S.  As a result, it may not be possible for a holder of our ordinary shares or ADSs to:

•                  effect service of process within the U.S. upon any of our directors and executive officers or on us;

•                  enforce in U.S. courts judgments obtained against any of our directors and executive officers or us in the U.S. courts in any action, including actions under the civil liability provisions of U.S. securities laws; or

•                  enforce in U.S. courts judgments obtained against any of our directors and senior management or us in courts of jurisdictions outside the United States in any action, including actions under the civil liability provisions of U.S. securities laws; or

•                  bring an original action in an Australian court to enforce liabilities against any of our directors and executive officers or us based upon U.S. securities laws.

Holders of our ordinary shares and ADSs may also have difficulties enforcing in courts outside the U.S. judgments obtained in the U.S. courts against any of our directors and executive officers or us, including actions under the civil liability provisions of the U.S. securities laws.

Currency fluctuations may adversely affect the price of the ADSs relative to the price of our ordinary shares.

The price of our ordinary shares is quoted in Australian dollars and the price of our ADSs is quoted in U.S. dollars.  Movements in the Australian dollar/U.S. dollar exchange rate may adversely affect the U.S. dollar price of our ADSs and the U.S. dollar equivalent of the price of our ordinary shares.  In the last two years, the Australian dollar has as a general trend appreciated against the U.S. dollar.  Any continuation of this trend may positively affect the U.S. dollar price of our ADSs and the U.S. dollar equivalent of the price of our ordinary shares, even if the price of our ordinary shares in Australian dollars increases or remains unchanged. However, this trend may not continue and may be reversed.  If the Australian dollar weakens against the U.S. dollar, the U.S. dollar price of the ADSs could decline, even if the price of our ordinary shares in Australian dollars increases or remains unchanged.  If dividends are payable, we will likely calculate and pay any cash dividends in Australian dollars and, as a result, exchange rate movements will affect the U.S. dollar amount of any dividends holders of our ADSs will receive from the depositary (as defined below in “Item 12.  Description of Securities Other Than Equity Securities – D.  American Depositary Shares”).  As previously noted, in the last two years, the Australian dollar has as a general trend appreciated against the U.S. dollar.  Any continuation of this trend may positively affect the U.S. dollar value of our dividends.  However, this trend may not continue and may be reversed.  A reversal of this trend may result in a decrease in the U.S. dollar value of our dividends.  The potential impact that currency fluctuations may have on our earnings is set out in the risk factor “Currency fluctuations may expose us to increased costs and revenue decreases.”

We may become a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes, which could result in negative tax consequences to the holders of our ordinary shares or ADSs.

Based on our analysis of our current assets and income, we do not believe that we are currently a PFIC for U.S. federal income tax purposes.  However, based on our analysis of our assets and income as of our tax year ended June 30, 2004, we believe that we may have been a PFIC for U.S. federal income tax purposes during such tax year.  We have not conducted any analysis as to whether we may or may not have been a PFIC prior to our tax year ended June 30, 2004.  The determination of whether we are, or at any time in the past have been, a PFIC is made on an annual basis and depends on factors such as the composition of our income and assets from time to time as well as our share price.  Therefore, it is possible that we could be classified as a PFIC for a past year, our current year, and any future year.  If we are classified as a PFIC in any year that a “U.S. Holder” (as defined in “Item 10.  Additional Information – E.  Taxation”) is a shareholder, we generally will continue to be treated as a PFIC for that U.S. Holder in all succeeding years.  If we are a PFIC in any year during which a U.S. Holder owns ordinary shares or ADSs, the U.S. Holder may be subject to additional taxes on any “excess distributions” received from us and any gain realized from the sale or other disposition of the ordinary shares or ADSs (whether or not we continue to be a PFIC).  We urge U.S. investors to consult their own tax advisors about the application of the PFIC rules and certain elections that may help to minimize adverse U.S. federal income tax consequences in their particular circumstances.  For a further discussion of the U.S. federal income tax consequences of investing in a PFIC, see the discussion below under the heading “Item 10.  Additional Information – E.  Taxation – U.S. Taxation.”

We have never paid a dividend and we do not intend to pay dividends in the foreseeable future which means that holders of shares and ADSs may not receive any return on their investment from dividends.

To date, we have not declared or paid any cash dividends on our ordinary shares and currently intend to retain any future earnings for funding growth.  We do not anticipate paying any dividends in the foreseeable future. Dividends may only be paid out of our profits. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors or, if our directors do not exercise their power to issue dividends, our shareholders in a general meeting may.  See “Item 10.  Additional Information – B.  Constitution – Dividends.”  Our holders of shares and ADSs may not receive any return on their investment from dividends.

Our ADR holders are not shareholders and do not have shareholder rights.

The Bank of New York, as depositary, executes and delivers our American Depositary Receipts, or ADRs, on our behalf.  Each ADR is a certificate evidencing a specific number of American Depositary Shares, also referred to as ADSs.  Our ADR holders will not be treated as shareholders and do not have the rights of shareholders.  The depositary will be the holder of the shares underlying our ADRs.  Holders of our ADRs will have ADR holder rights.  A deposit agreement among us, the depositary and our ADR holders, and the beneficial owners of ADRs, sets out ADR holder rights as well as the rights and obligations of the depositary.  New York law governs the deposit agreement and the ADRs.  For a description of ADR holder rights, see “Item 12. Description of Securities Other Than Equity Securities – D. American Depositary Shares.”  Our shareholders have shareholder rights.  Australian law and our constitution governs shareholder rights.  For a description of our shareholders’ rights, see “Item 10.  Additional Information – A.  Description of Share Capital” and “Item 10.  Additional Information – B.  Constitution.”

Our ADR holders do not have the same voting rights as our shareholders.  Shareholders are entitled to our notices of general meetings and to attend and vote at our general meetings of shareholders.  At a general meeting, every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote on a show of hands.  Every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote per fully paid ordinary share on a poll.  This is subject to any other rights or restrictions which may be attached to any shares.  Our ADR holders may instruct the depositary to vote the ordinary shares underlying their ADRs, but only if we ask the depositary to ask for their instructions.  If we do not ask the depository to ask for the instructions, our ADR holders are not be entitled to receive our notices of general meeting or instruct the depositary how to vote.  Our ADR holders will not be entitled to attend and vote at a general meeting unless they withdraw the ordinary shares.  However, our ADR holders may not know about the meeting enough in advance to withdraw the shares.  If we ask for our ADR holders’ instructions, the depositary will notify our ADR holders of the upcoming vote and arrange to deliver our voting materials and form of notice to them.  The depositary will try, as far as practical, subject to Australian law and the provisions of the depositary agreement, to vote the shares as our ADR holders instruct.  The depositary will not vote or attempt to exercise the right to vote other than in accordance with the instructions of the ADR holders.  We cannot assure our ADR holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares.  In addition, there may be other circumstances in which our ADR holders may not be able to exercise voting rights.  See the risk factor “Our holders of ADRs may not be able to exercise voting rights and there may be nothing they can do if their shares are not voted as they requested” in this “Item 3.  Key Information – D.  Risk Factors.”

Our ADR holders do not have the same rights to receive dividends or other distributions as our shareholders.  Subject to any special rights or restrictions attached to a share, the directors may determine that a dividend will be payable on a share and fix the amount, the time for payment and the method for payment (although we have never declared or paid any cash dividends on our ordinary stock and we do not anticipate paying any cash dividends in the foreseeable future).  Dividends may be paid on shares of one class but not another and at different rates for different classes.  Dividends and other distributions payable to our shareholders with respect to our ordinary shares generally will be payable directly to them.  Any dividends or distributions payable with respect to ordinary shares will be paid to the depositary, which has agreed to pay to our ADR holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses.  Our ADR holders will receive these distributions in proportion to the number of shares their ADSs represent.  In addition, there may be certain circumstances in which the depositary may not pay to our ADR holders amounts distributed by us as a dividend or distribution.  See the risk factor “There are circumstances where it may be unlawful or impractical to make distributions to the holders of our ADRs” in this “Item 3.  Key Information – D.  Risk Factors.”

Our holders of ADRs may not be able to exercise voting rights and there may be nothing they can do if their shares are not voted as they requested.

Our ADR holders may instruct the depositary to vote the ordinary shares underlying their ADRs, but only if we ask the depositary to ask for their instructions.  We may not always and may not be required to instruct the depository to ask for the voting instructions of our ADR holders.  If we do not ask for the voting instructions of our ADR holders, our ADR holders will not be able to exercise their right to vote unless they withdraw their ordinary shares.  However, our ADR holders may not know about the meeting enough in advance to withdraw the ordinary shares or they may be unable to withdraw their ordinary shares at that time because of temporary delays in the withdrawal of shares that may arise from time to time (for example if the holder owes fees, taxes or similar charges or it is necessary to prohibit the withdrawal of shares in order to comply with any laws or governmental regulations).  Furthermore, although the depositary will not vote or attempt to exercise the right to vote other than in accordance with the instructions of the ADR holders, if we do ask for instructions on how the ADRs wish to vote, we cannot assure our ADR holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares.  In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions.  This means that there is a risk that our ADR holders may not be able to exercise voting rights and there may be nothing they can do if their shares are not voted as they requested.

There are circumstances where it may be unlawful or impractical to make distributions to the holders of our ADRs.

The deposit agreement with the depositary allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so.  If a distribution is payable by us in Australian dollars, the depositary will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid.  It will not invest the foreign currency and it will not be liable for any interest.  If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, our ADR holders may lose some of the value of the distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.  This means that our ADR holders may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to them.

ITEM 4.                                                     INFORMATION ON THE COMPANY

A.                                    History and Development of the Company

Pharmaxis Ltd is a public company limited by shares, is domiciled in Australia and operates under, and is subject to, the Corporations Act 2001 (Commonwealth of Australia).

The Company was incorporated on May 29, 1998 in the Australian Capital Territory, Australia under the name “Praxis Pharmaceuticals Australia Pty Ltd.”  On June 6, 2002, the Company changed its name from “Praxis Pharmaceuticals Australia Pty Ltd” to “Pharmaxis Pty Ltd.”  On September 5, 2003, the Company changed its name from “Pharmaxis Pty Ltd” to “Pharmaxis Ltd” to reflect the change of company type from a proprietary company limited by shares to a public company limited by shares undertaken at that time.  The Company’s ordinary shares were initially quoted on the Australian Stock Exchange Ltd on November 10, 2003 following its initial public offering in Australia.

Our principal place of business is Unit 2, 10 Rodborough Road, Frenchs Forest, NSW 2086, Australia, and the Company’s telephone number is 011 61 2 9454 7200.

We are an integrated specialist pharmaceutical company at an early stage of our development.  We are committed to the research, development and commercialization of therapeutic products for chronic respiratory and autoimmune diseases.  To date, we have not generated any revenues from the sale of our products.  For our first product, Aridol, a marketing application has been submitted in Australia and, subject to the approval process, we intend to manufacture, sell and market this product in Australia ourselves.  For other international markets, we will enter into commercial arrangements with a partner that may vary from a simple distribution agreement to a sales, marketing and distribution agreement.  Our other respiratory products will be marketed to clinical specialists by our own sales and marketing team.  Research is in progress into new treatments for autoimmune diseases, including multiple sclerosis and rheumatoid arthritis.  The product from this research activity has led to drug development candidates in both clinical conditions and our intention is to advance the products through to a proof of concept clinical study and then seek a co-development partner for further commercialization.  Such a partnership would be entered into in exchange for license payments.  We are most advanced in the development of products for asthma and for chronic obstructive pulmonary diseases, including bronchiectasis, chronic bronchitis, and cystic fibrosis.  Our development program has been designed to produce a series of products for large world markets over the coming years.

In October 1999, we obtained a license to a series of patents in the autoimmune area owned by the Australian National University, or ANU.  However, our current lead projects in the autoimmune area, which include the compound PXS25 and PXS2076, do not derive from the technology licensed from the ANU.  Our area of focus remained the autoimmune diseases area until October 2001 when we licensed a series of patents from the Central Sydney Area Health Service, or CSAHS, covering new treatments for chronic lung diseases and for the measurement of lung function.  Our respiratory products Aridol and Bronchitol are derived from the CSAHS license.

Since inception and through to July 29, 2005 we have achieved the following milestones:

Respiratory technology:

•                  Licensed our respiratory technology from the CSAHS;

•                  Established our own manufacturing facility for the production of Aridol and Bronchitol to standards of Good Manufacturing Practice, or GMP;

•                  Obtained a license to manufacture to GMP from the Australian Therapeutics Goods Administration for clinical trials;

•                  Completed a 646 patient, 12 center, Phase III clinical trial of our test for airway inflammation, Aridol, for the diagnosis of the existence and severity of asthma;

•                  Completed a 60 patient, 4 center Phase II clinical trial of Bronchitol in the disease bronchiectasis;

•                  Commenced a 60 patient, 7 center Phase II clinical trial of Bronchitol in the disease cystic fibrosis  which will close recruitment in May 2005;

•                  Received acceptance of an Investigational New Drug application, or IND, from the U.S. Food and Drug Administration to enable us to conduct a U.S. clinical trial for Aridol and Bronchitol;

•                  Filed marketing authorization applications for Aridol with the Australian Therapeutic Goods Administration and with the Swedish Medical Products Agency as our entry to the Mutual Recognition Procedures of the European Union;

•                  Received approval from the U.K. Medicines and Healthcare Products Regulatory Agency and the hospital ethics committee to commence a Phase II clinical study with Bronchitol for the management of cystic fibrosis;

•                  Were granted Orphan Drug status by the U.S. Food and Drug Administration for Bronchitol for the treatment of both bronchiectasis and cystic fibrosis; and

•                  Received approval from Health Canada to enable us to conduct a Canadian clinical trial for Bronchitol.

Autoimmune technology:

•                  Licensed autoimmune technology from the ANU.  For details regarding this license, see “Item 10.  Additional Information – C. Material Contracts – License Agreement with ANU Enterprises Pty Ltd.”  For details regarding our services agreement with ANU Enterprises Pty Ltd, see “Item 10.  Additional Information – C. Material Contracts – Services Agreement with ANU Enterprises Pty Ltd”;

•                  Filed three new patent families;

•                  Commenced preclinical development of our lead autoimmune candidate (PXS25); and

•                  Were granted a U.S. patent for a potential new treatment for multiple sclerosis.

Corporate:

•                  Established a management team with relevant experience in sales and marketing, manufacturing, clinical trial management, regulatory affairs and finance;

•                  Completed two private placements of convertible redeemable preference shares to venture capital investors, raising approximately $11.4 million net of associated costs;

•                  Listed on the Australian Stock Exchange Ltd, raising $22.9 million net of associated costs, in our Australian initial public offering;

•                  Were awarded a $6 million research grant under the Australian government’s Pharmaceuticals Partnerships Program.  For details regarding this research grant, see “Item 10.  Additional Information – C.  Material Contracts – AusIndustry P3 Pharmaceuticals Partnerships Program Funding Deed.”  We also continue to receive research grant funding from the Australian government’s Research and Development Start Grant Program.  For details regarding this research grant, see “Item 10.  Additional Information – C.  Material Contracts – Research and Development Start Program Grant Agreement”;

•                  Raised $15.7 million net of associated costs, in the placement of 22 million shares to qualified institutional buyers and sophisticated investors;

•                  Established a Level One American Depositary Receipt Program; and

•                  Completed a share purchase plan in which approximately 50% of our shareholders participated, raising $3.3 million.

From July 1, 2001 to June 30, 2004 we spent $1.7 million on capital expenditures net of government research grant funding of $0.3 million directed at capital equipment utilized in the relevant research projects. Of this, approximately $1.4 million related to the establishment of our manufacturing facility in Frenchs Forest, Sydney, Australia, approximately $0.1 million related to the office fitout at Frenchs Forest and $0.1 million related to computers.  We are currently upgrading the capacity of this facility at an estimated cost of approximately $2.5 million, which we intend to finance with our existing cash.

B.                                    Business Overview

Our Background

We are an Australian biotechnology company focused on the development of new products for the diagnosis and treatment of chronic respiratory and inflammatory/autoimmune diseases.  We are developing Aridol, our lead product candidate, as a novel tool for the diagnosis and management of asthma.  We recently completed a pivotal Phase III clinical trial to determine Aridol’s selectivity and specificity as a test for the diagnosis of asthma.  Aridol is a rapid and simple bronchiol provocation test designed to diagnose the presence and severity of bronchiol hyper-responsiveness, or over-sensitivity, a characteristic of respiratory diseases such as asthma.  It has recently also been shown to have valuable applications in the management of chronic obstructive pulmonary disease, or COPD.  We are also developing Bronchitol, our proprietary inhaled mannitol formulation, for the treatment of chronic obstructive pulmonary diseases including bronchiectasis and chronic bronchitis, as well as cystic fibrosis, or CF.  We recently completed a controlled Phase II clinical trial of Bronchitol in bronchiectasis patients and demonstrated a statistically significant increase in patients’ quality of life relative to placebo.  Additional clinical studies are being planned to study the effectiveness of Bronchitol in larger Phase III clinical trials, and the outcome from these larger trials may yield a different result to the initial Phase II clinical studies.  Our preclinical pipeline is focused on novel treatments for other inflammatory/autoimmune diseases, including rheumatoid arthritis and multiple sclerosis.  Both Bronchitol and Aridol are manufactured by us for clinical trial in an approved facility.

Regulatory Issues

Government oversight of the pharmaceutical industry is usually classified into preapproval and post-approval categories.  Most of the therapeutically significant compounds marketed today are the subject of new drug applications (NDAs) and abbreviated new drug applications (ANDAs).  Preapproval activities, based on these detailed applications, are used to assure the drug is safe and effective before marketing.  In the U.S., The Center for Drug Evaluation and Research (CDER) is the FDA organization responsible for drug evaluation and approval. Before approval, the FDA may inspect and audit the development facilities, planned production facilities, clinical trials, institutional review boards, and laboratory facilities in which the drug was tested in animals.

After the drug is approved and marketed, the FDA uses different mechanisms for assuring that firms adhere to the terms and conditions of approval described in the application and that the drug is manufactured in a consistent and controlled manner.  This is done by periodic unannounced inspections of drug production and control facilities by FDA’s field investigators and analysts.  These professionals are organized under FDA’s Office of Regulatory Affairs (ORA).

In Australia, the relevant regulatory body responsible for pharmaceutical industry is the Therapeutics Goods Administration (TGA) and in Europe, the European Agency for the Evaluation of Medicinal Products (EMEA), which is a decentralized body of the European Union.  The EMEA’s main responsibility is the protection and promotion of public health, through the evaluation and supervision of medicines for human use. The EMEA works as a network, bringing together the scientific resources of the Member States of the European Union to ensure the highest level of evaluation and supervision of medicines in Europe.  The EMEA cooperates closely with international partners on a wide range of regulatory issues and there is a fully operational Mutual Recognition Agreement between the TGA and the EMEA.

Product Pipeline

The following table summarizes our current product candidates:

Product Candidate	Target Application Disease/Indication	Development Status	Next Anticipated Milestone

Respiratory Product Candidates

Aridol	Asthma: diagnosis and management	• Phase III pivotal trial for Australia and Europe complete	• Commence U.S. Phase III study
• Australian registration application submitted
• U.S. IND accepted
• E.U. registration application submitted

	COPD: patient responsiveness to inhaled steroids	• Completed Swiss Phase IIa study (investigator sponsored)	• Commence Phase III Australian study
• Publication of results from COPD study
• Commenced Australian Phase IIa study (investigator sponsored)

Bronchitol	Cystic fibrosis	• Phase II trial closed enrollment	• Phase II data available
• Granted Orphan Drug status by the U.S. FDA
		• Phase II dose-ranging Phase II trial approved	• Begin enrollment of dose-ranging Phase II trial
		• Phase IIb trial versus Pulmozyme® approved	• Begin enrollment of Phase IIb trial versus Pulmozyme®

	COPD – bronchiectasis	• Completed Phase II trial	• Initiate international preregistration Phase II/III trials
• Granted Orphan Drug status by the U.S. FDA

	COPD – chronic bronchitis	• Completed pilot clinical concept study	• Initiate Phase IIb trial

Autoimmune Product Candidates

PXS25/64	Multiple sclerosis	• Commenced scale up synthesis and pre-clinical toxicology studies	• U.S. IND
PXS2076	Rheumatoid arthritis	• Research to identify preclinical development candidate	• Nominate clinical candidate

Aridol

We are initially developing Aridol as a more accurate and precise tool for physicians to use in the diagnosis and management of asthma and COPD.  We believe physicians do not currently have rapid, accurate, safe and inexpensive tests to evaluate the presence or severity of these diseases.  Aridol is a proprietary dry powder formulation of mannitol, delivered to the lungs through an inhaler.  Aridol is an osmotic agent which causes the release of mediators from inflammatory cells, which in turn cause a bronchoconstriction.  This process mimics the changes that occur in the airways during exercise and the bronchoconstriction that results in people with asthma.

Asthma patients who are not receiving adequate doses of anti-inflammatory medicine, such as an inhaled corticosteroid, experience airway narrowing and a drop in lung capacity when given the Aridol test.  A positive test is recorded when lung capacity drops by 15%.

Aridol has been used by over 1,200 people without serious adverse events, and is the subject of 30 peer-reviewed publications in international journals.  We have submitted a marketing application for Aridol in Australia and the European Union and submission is scheduled for the U.S. in mid 2006.

We believe the potential applications for Aridol include:

•                  diagnosing airway hyper-responsiveness (the hallmark of asthma) and assessing its severity;

•                  management of ongoing asthma including titration of anti-inflammatory medication; and

•                  identifying and managing COPD patients who respond to inhaled corticosteroids.

Bronchiol challenge tests such as methacholine and histamine are currently used for confirming a diagnosis of asthma.  Both tests are directly bronchoconstricting, whereas Aridol relies on mediators released by inflammatory cells to cause a bronchoconstriction, making Aridol a more accurate predictor of airway inflammation.  The last two applications are potential new areas where challenge testing could be used given the availability of an accurate, valid and easy to use test like Aridol.

Asthma

Asthma is a chronic inflammatory disease of the lungs where the airways narrow in response to a variety of stimuli.  According to the American Academy of Allergy Asthma & Immunology (AAAAI) and the Datamonitor report “Stakeholder Perspectives: Asthma” dated December 2003, respectively, this disease affects over 20.3 million people in the U.S. and a total of 51 million people in the seven major pharmaceutical markets (U.S., Germany, France, United Kingdom, Italy, Spain, and Japan).  According to a study published in the European Respiratory Journal (Eur. Resp. J. 1999;14: 885-891), each year in the U.S., 4.7 out of every 1,000 people under the age of 16 are newly diagnosed with asthma and 2 out of every 1,000 people aged 16 to 44 are newly diagnosed with asthma.  According to the AAAAI, there were over 465,000 asthma-related hospitalizations in 2,000 and approximately 5,000 deaths result from the disease annually.  The annual cost to the U.S. healthcare system according to AAAAI is over U.S.$14 billion, and recent studies indicate a rising incidence in children.  The disease has a major impact on quality of life, with many patients requiring daily medication and lifestyle modifications.  However, in the U.S. only 50% of symptomatic asthmatics are diagnosed by physicians, according to the Datamonitor report “Treatment Algorithms 2001: Asthma” dated December 2001.  Sufferers and even physicians often attribute common asthma symptoms, such as cough and breathlessness, to smoking, lack of fitness or old age.  Even when diagnosed, many patients do not receive the most appropriate therapy according to published guidelines.  Physicians can underestimate the severity of the disease, and prescribe only bronchodilators, where the addition of an inhaled corticosteroid is the recommended course of action according to the Global Initiative for Asthma, or GINA, guidelines.  We estimate that only about 30% of asthma patients in the U.S. receive inhaled corticosteroids despite evidence that uncontrolled asthma is common, based on data presented in the Datamonitor Report “Treatment Algorithms 2001: Asthma” dated December 2001.

Physicians commonly diagnose asthma based on patient history of symptoms consistent with the disease.  However, a 2004 international community study led by researchers in The Netherlands concluded that there was sub-optimal control of asthma worldwide with long term management falling far short of the goals set in the GINA guidelines.  In addition, the use of objective lung function testing was low.  Pulmonary specialists are increasingly using bronchial provocation tests to diagnose asthma and to evaluate patient response to treatment.  Two categories of bronchial provocation tests are used.  Both categories involve the introduction of an aerosolized substance directly into the lungs, and subsequent testing of lung function.  The first category uses either histamine or methacholine and are known as “direct” challenge tests.  These compounds directly cause airway narrowing by acting on receptors on bronchial smooth muscle to cause contraction.  The second category is known as “indirect” challenge tests and involves stimuli such as exercise, rapid breathing of dry air, inhalation of salt solutions or adenosine monophosphate.  These stimuli more closely mimic the natural asthmatic response and cause the release of chemicals from inflammatory cells within the lungs, which cause contraction and airway narrowing.

The response from the direct tests (methacholine and histamine) are not dependent on the presence of inflammatory cells and their mediators and have a poor sensitivity for identifying people with asthma.  Moreover, a positive response is not specific for identifying asthma and can occur in healthy people with no symptoms, smokers, and those with other diseases of the lung.  The indirect tests have a much lower false positive rate for asthma and a much increased sensitivity.  Despite the limitations, the Company believes that there are over 200,000 direct bronchial provocation tests performed each year in the U.S., based on information derived from U.S. government statistics for 2001 and reported by Solucient LLC in 2003.  However, this represents only a small fraction of the potential market, represented by the 20.3 million asthmatic patients in the U.S.

The only FDA-approved bronchial challenge test is Provocholine® (methacholine), marketed by Methapharm Inc.

Aridol for Asthma

We believe that the usefulness of bronchial provocation tests in assisting a diagnosis of asthma, monitoring asthma therapy and assessing asthma prevalence in the community, combined with the time, equipment and expense needed for current tests, creates an opportunity for specific tests for asthma that are portable, rapid to perform and inexpensive.

In our clinical trials, patients use a dry powder inhaler to take progressively higher doses of Aridol (from 5mg to 635mg, nine steps in all).  After each inhalation the patient’s lung capacity is determined by a spirometer (an instrument to measure airflow and lung capacity).  The Aridol test is stopped when a patient has a 15% fall in lung capacity, indicating the presence of active airway inflammation.  Only those patients with active airway inflammation will experience a drop in lung capacity.  On average, the procedure takes 17 minutes for a positive test and 26 minutes for a negative test.  The only equipment required is a standard spirometer to record lung capacity.

We believe that Aridol’s high degree of sensitivity and specificity for airway inflammation, plus its ease of use, will make it possible for physicians to access several new applications for bronchial challenge testing in their own practices/rooms, including:

•                  Objective asthma diagnosis and measurement of disease severity with a high correlation to respiratory physician assessment.

•                  Monitor patient’s disease / effectiveness of treatment, with a negative test in an asthmatic meaning good control of asthma and a positive test meaning patient currently has active airway inflammation and should have anti-inflammatory (preventor) medication added or dosage increased.

•                  Predict the risk of exacerbation when reducing steroids, by using the dose response curve obtained with the test to monitor the degree of airway inflammation.

•                  Identify the 10% to 20% of COPD patients who, according to a paper entitled “Prediction of treatment-response to inhaled corticosteroids by mannitol-challenge test in COPD” by Leuppi et al. dated October 23, 2004 (Pulmonary Pharmacology & Therapeutics 18 (2005) 83-88), have a significant inflammatory component to their disease which will respond to inhaled corticosteroids thus allowing confident prescription of appropriate medication and the reduction of unnecessary steroid usage and healthcare costs.

A large number of open-label Phase II clinical trials have been conducted with Aridol to determine its safety and effectiveness.  To date, over 1,200 patients have used Aridol.  The results show that Aridol is effective at identifying subjects with asthma who are also responsive to inhaled salt solutions, inhaling dry air and exercise.  Aridol also identifies both adults and children with currently active asthma who are responsive to methacholine, as well as others who are not responsive.  The Aridol test demonstrates good repeatability in both adults and children, and responses are rapidly reversible using a standard dose of bronchodilator. Inhaled steroids, known to decrease the number of airway inflammatory cells when given by inhalation, markedly decreases the response to Aridol.  The Aridol response correlates with the symptoms and signs of exercise induced asthma, indicating that a negative response to Aridol may be a useful end point signifying adequate asthma control.  Over 30 articles have been published in scientific journals describing the results from these studies.  However, clinical trials are still in progress and it possible that these clinical trials will yield a different result.

We recently completed a 646 patient Phase III clinical trial of Aridol.  The objectives of this trial were:

•                  to compare Aridol against hypertonic saline in diagnosing asthma;

•                  to compare Aridol against standard clinical assessment in diagnosing asthma;

•                  to compare asthma severity as determined by our Aridol test against the Severity of Asthma (Asthma Management Handbook 2002);

•                  to evaluate the advantages of Aridol versus hypertonic saline with respect to simplicity, safety, and patient and health care convenience; and

•                  to further evaluate the safety profile of Aridol.

This trial included asthmatic patients who were currently treating their disease, patients with symptoms suggestive of asthma but without a clinical diagnosis, and healthy volunteers.

The 12 center clinical study involving children and adults demonstrated the safety of Aridol as a test for assessing the presence and severity of airway inflammation, and its sensitivity and specificity in identifying people with asthma.  Compared to the current clinical diagnosis, Aridol had a specificity of 95% and a sensitivity of up to 89% in patients not taking inhaled corticosteroids.  Sensitivity was calculated as the probability of a positive test result with mannitol, given a positive current clinical diagnosis.  The result is arrived at by dividing the number of Aridol positive patients by the number of patients with a positive current clinical diagnosis and expressing the result as a percentage.  Specificity was calculated as the probability of a negative test result with mannitol, given a negative current clinical diagnosis.  The result is arrived at by dividing the number of Aridol negative patients by the number of patients with a negative current clinical diagnosis and expressing the result as a percentage.  The trial met its primary endpoint, which was a comparison of Aridol with the unapproved test, hypertonic saline, or HS where sensitivity was 80.7% and specificity was 86.7%.  Side effects of the test were infrequent and were similar to that of the HS test.  No serious adverse events occurred in any subject.

As a result of the study, we have filed a marketing authorization application for Aridol for the identification of asthma with the Swedish Medical Products Agency as our entry to the mutual recognition procedure in the European Union.  The Australian dossier was submitted to the TGA in January 2005.  A number of largely investigator sponsored studies are in progress to expand this indication.  We believe that we could receive regulatory approval to market Aridol during the second half of 2005, and intend to establish marketing partnerships in select territories for this product.

Based on discussions with the FDA, we are designing a clinical trial comparing Aridol with clinical diagnosis in patients with exercise induced asthma.  The primary endpoint will be to compare the sensitivity and selectivity of Aridol to exercise induced bronchoconstriction.  We expect to initiate this trial in late 2005, with results by the end of that year.  We are working with the FDA and U.S. clinical groups to ensure this trial will form part of the basis for a marketing approval submission.  While clinical studies have been published comparing Aridol to exercise induced asthma there remains a possibility that the study to be conducted in the U.S. will not replicate the original findings.

COPD is also a significant public health problem in the U.S., where there are 16 million people diagnosed with COPD, although according to the Datamonitor report “Pipeline Insight: Asthma, COPD and Allergic Rhinitis” dated June 2004 the disease may affect up to 10% of the population over 40 years of age.  There are more than 10 million physician office visits and two million hospitalizations per year, according to a paper entitled “Cost and Quality Issued Related to the Management of COPD (Semin. Respir. Crit. Care Med. 20(3):199 212, 1999).  Only half of moderate and severe COPD patients achieve an adequate treatment outcome, according to the Datamonitor report “Pipeline Insight:  Asthma, COPD and Allergic Rhinitis” dated June 2004.   As with asthma, there is room to improve both the diagnosis and management of COPD.

The role of inhaled corticosteroids, or ICS, in treating patients with COPD has generated considerable debate.  Based on current guidelines, a subgroup of patients, with severe airway obstruction seem to derive benefit from treatment with ICS.  A study from a group in Switzerland (reported in the paper referenced above by Leuppi et al.) has shown that those patients with COPD that have a positive result from an Aridol challenge test are likely to benefit from ICS treatment.  In this study, all patients had a positive response to inhaled histamine (a lung challenge test) whereas only 23% had a response to inhaled Aridol.  After three months treatment with steroids, only those patients who recorded a positive Aridol challenge test had an improvement in their lung capacity.  The difference in response to treatment between the two groups was highly statistically significant with a p-value of 0.001.  The small p-value indicates that the likelihood that this result occurred by chance is 1 in 1,000 and the result is significant.  This utility for Aridol represents an additional market opportunity.

Mannitol is the raw material required for the manufacture of Aridol, and GMP grade mannitol is available from a number of suppliers.  Currently, the prices of mannitol are not volatile.

Bronchitol

We are developing Bronchitol, our proprietary inhaled mannitol formulation, for the treatment of chronic obstructive lung diseases, including bronchiectasis, chronic bronchitis and cystic fibrosis.

Chronic Obstructive Pulmonary Disease, or COPD, encompasses a number of serious conditions affecting the lungs, including emphysema, chronic bronchitis and bronchiectasis.  According to the Datamonitor report “Key trends in the Asthma and COPD market” dated May 2003, more than 30 million people are affected with COPD in the seven major pharmaceutical markets.  According to this report, in 2000, COPD was responsible for the deaths of more than 119,000 people in the U.S. alone, making it the fourth leading cause of death after heart disease, cancer and stroke, and the disease cost the U.S. healthcare system US$30 billion.

Based on disease incidence data from a number of studies, we estimate that Bronchiectasis affects about 580,000 people worldwide.  Most cases of bronchiectasis develop during childhood, and can be a result of infections such as pneumonia or the inhalation of noxious substances.

According to the Datamonitor report “Cystic Fibrosis:  Countdown to a Cure” dated October 2003, in 2002, there were 30,000 diagnosed CF patients in the U.S. and 65,000 in the seven major pharmaceutical markets.  Maintaining a reasonable quality of life for these patients is a significant challenge.  Problems include breathing difficulties, respiratory infections, poor sleep, general discomfort, lifestyle limitations and gradual deterioration of lung function over time.

We recently completed a 60 patient, placebo-controlled Phase II clinical trial of Bronchitol in bronchiectasis patients and demonstrated a statistically-significant increase in patients’ quality of life relative to placebo and a highly statistically significant reduction in the symptoms of the disease.  A larger proportion of patients while on Bronchitol went from an unclear chest to clear chest (38%) compared to placebo (17%) (p<0.05).  Analysis of the quality of life information on the population of patients who entered the study with an unclear chest showed a significant difference between Bronchitol and placebo (p<0.05).  There was a significant difference in lung function between Bronchitol treatment and placebo treatment (p<0.05).  We are currently conducting a placebo-controlled Phase II trial of Bronchitol in cystic fibrosis patients, and expect to announce results from this trial in 2005.  The objective of this trial is to demonstrate an improvement in the lung function of patients when treated with Bronchitol relative to an inactive placebo.  Based on the results from our recently-completed bronchiectasis trial, we plan to initiate a pivotal clinical trial of Bronchitol for the treatment of bronchiectasis in the second half of 2005.  The results from the Phase III trial may be different from earlier results but if the trial is successful, and subject to the regulatory approval process, we plan to launch Bronchitol in late 2007/early 2008.

Background

The inside lining of the airways is covered by millions of fine hair-like structures called cilia, which are in turn covered by a thin layer of mucus, secreted by the lungs to defend against germs, dust particles and other foreign bodies.  The cilia move continuously and propel the mucus up to the throat.  This constant process, which is barely noticeable in healthy people, cleans the airways, permits clean air to pass freely through the lungs and removes bacteria, thereby preventing infection.

Patients with COPD or with CF are generally affected by a breakdown in natural mechanisms of creating, hydrating, and clearing this mucus.  These patients face the ongoing challenge of clearing excessive and thickened secretions from their congested lungs, usually by constant coughing.  A key therapeutic goal for clinicians treating these patients is to assist the natural process of keeping the mucus hydrated and clearing it from the lungs.  Current management of COPD generally involves bronchodilators and steroids.  However, only one in five patients respond positively to steroids and it is impossible to determine in advance which patients will respond to steroids.

Chronic Bronchitis

Patients with chronic bronchitis experience persistent airway inflammation and airflow obstruction, with symptoms including a chronic cough producing mucus, and shortness of breath.  Due to the difficulties they have in clearing mucus from their lungs, sufferers are prone to periodic bacterial infections where their cough worsens, mucus production increases and breathing becomes more difficult.  These episodes damage and scar the bronchial lining and contribute to continued chronic inflammation and immune-mediated cell damage as the body struggles to fight the infections.  This cycle of infection and internal scarring causes a progressive decline in lung function, reducing quality of life and ultimately causing death.

Many of the deaths associated with chronic bronchitis are included in the COPD figure that now accounts for over 100,000 deaths a year in the U.S.  The disease is caused by inhaling some form of lung irritant repeatedly for many years, usually cigarette smoke.  Chronic bronchitis is slow to develop and is often not diagnosed until the sufferer is in their 40s or 50s.  The exact prevalence is not known but, according to the Datamonitor report dated May 2003, it may be as high as 10% of people over the age of 40.

Conventional treatment of chronic bronchitis includes various general supportive measures such as giving up smoking, limiting exposure to dust and chemicals, avoiding sudden temperature changes, undertaking chest physiotherapy and deep-breathing exercises, and increasing fluid intake to keep the bronchial secretions thin.

While there are a number of medications that dilate the airway and reduce airway inflammation, for chronic bronchitis sufferers, there are few therapeutic products available to effectively clear excess mucus secretions.  This presents a major medical challenge, as ineffective mucus clearance is a major cause of infection and progression of the disease.

Bronchiectasis

Many patients with cystic fibrosis and asthma also have bronchiectasis.  Most cases of bronchiectasis unassociated with cystic fibrosis and asthma are a result of infections such as pneumonia or the inhalation of noxious substances in which the airway walls are chronically inflamed, often as a result of bacterial infection.  This results in poor clearing of mucus and predisposes the lung to more infections.  The body repairs damaged lung tissue by forming tough, fibrous material, which leads to reduced lung function, lower lung efficiency, changes of the organization of blood vessels and increased blood flow through the lungs.  These changes impair normal lung function and can ultimately lead to heart failure.  Recurrent lung infections commonly reduce patients’ quality of life; progressive respiratory insufficiency is the most common cause of death.

Bronchiectasis treatment is aimed at controlling infections, increasing secretions, reducing airway obstructions and minimizing complications.  Daily postural drainage to remove bronchial secretions is a routine part of treatment.  Physicians often prescribe medications similar to those for chronic bronchitis, including inhaled bronchodilators to dilate the airways.  Although antibiotics can be used to some effect to clear infections, no currently approved products effectively clear excess mucus secretions and improve the quality of life of sufferers.

Cystic Fibrosis

CF is an inherited, progressive and fatal disease that affects the glands which produce mucus, saliva, sweat and tears.  A genetic mutation causes these glands to secrete fluids that are thicker and stickier than normal.  This leads to chronic problems in many organs, including the lungs, the pancreas and the digestive and reproductive systems.

In the lungs, thick mucus severely impairs the natural airway-clearing processes and thereby leads to respiratory infections.  CF patients often develop chronic secondary infections, which lead to progressive lung deterioration, and eventually death.

Although the life expectancy of CF sufferers has increased over the past few decades due to better management of the disease, according to the Datamonitor report dated October 2003, the median life expectancy for patients with cystic fibrosis is only 31 years of age.  According to the American Lung Association, the primary cause of death in adult cystic fibrosis sufferers is respiratory failure.

There is no cure for CF.  Physicians seek to improve lung function and reduce the number and severity of secondary lung infections by hydrating and breaking down the excessive, sticky mucus secretions, allowing it to be cleared from the lungs.  Management of CF includes exercise, daily physiotherapy, postural drainage and chest percussion and can take several hours of at-home treatment every day.  Medications to treat CF are limited, and few are very effective or convenient.  Nebulised medications, delivered by aerosol or a facemask, are used to make the mucus less thick and sticky and open up the airways.  Antibiotics may also be required to treat secondary infections.

Bronchitol for COPD and CF

Bronchitol is our patented formulation of mannitol prepared as a powder of a specific particle size and a measured dose.  Mannitol is accepted as a food additive in the U.S. and is included in the FDA Inactive Ingredients Guide.  It is incorporated into a capsule and delivered to the lungs via a convenient, pocket-sized inhaler.  Bronchitol increases mucociliary clearance in asthmatic and healthy subjects.  We have shown that a single inhalation of Bronchitol increases the clearance of mucus both acutely and over a 24 hour period in patients with bronchiectasis, and acutely in patients with cystic fibrosis.  The results from these studies have been published in the scientific literature.  We have also demonstrated in a controlled clinical trial that twice daily administration of Bronchitol for 14 days improves the health and quality of life of patients and that these changes are clinically significant.  Further clinical trials of longer duration and larger patient numbers will be required to be completed before marketing applications can be lodged with regulatory authorities.

The precise mechanism whereby Bronchitol increases the clearance of mucus remains unclear.  One possibility is that Bronchitol increases the clearance of mucus by changing its viscosity by disruption of hydrogen bonds that join the oligosaccharides in the mucin macromolecules.  A second possibility is that Bronchitol increases hydration of the airway surface by drawing water towards the airway surface by osmotic pressure and enhancing cilia beat frequency.  Our data in human patients and animal models support both hypotheses.

Bronchitol has been administered to patients for up to 14 days without any serious adverse events.  The most common reported event was cough, which may be an indication of efficacy.  In addition, patients have used Bronchitol at home successfully for up to 14 days without any serious adverse events.

In a 19 patient single-dose study of Bronchitol in patients diagnosed with bronchiectasis, an increase in whole lung mucus clearance was observed over a 75 minute period beginning at the onset of intervention and this increase was statistically significant (p<0.005).  There was an almost doubling of mucus clearance after Bronchitol treatment and most of this was in the central and intermediate regions of the lung.  Over a 24 hour period after Bronchitol intervention the increase in mucus clearance was approximately 30% over control and this was statistically significant (p<0.0001).

We have completed 2 week and 13 week toxicology studies with Bronchitol in rodents to support long-term human clinical trials.  We expect to undertake additional safety studies focussing on the long term treatment of Bronchitol during 2005.

Clinical Development of Bronchitol

We recently completed a controlled 60 patient Phase II clinical trial of Bronchitol in bronchiectasis patients.  This trial was conducted at centers in Australia and New Zealand, and was designed to evaluate the safety and efficacy of Bronchitol in these patients against an inactive placebo.  The primary endpoint of the study was to evaluate the effect of Bronchitol treatment (two weeks, twice daily) on disability (symptoms, exercise tolerance) and handicap (sleep quality, fatigue and quality of life) in bronchiectasis patients.

Secondary endpoints included the effect of Bronchitol on lung function, sputum microbiology, the physical properties of sputum, the volume of sputum production over 24 hours and the safety profile of Bronchitol.

The results indicated that, in this study and over a 14 day period, Bronchitol was a safe and effective therapeutic for the treatment of bronchiectasis.  There was a statistically significant improvement in quality of life as judged by questionnaire (p<0.05) and a highly statistically significant improvement on disease symptoms (p<0.005).  The overall clinical improvement was 4.8 units where an improvement of 4.0 units is considered clinically relevant.  In those patients that entered the study with more severe symptoms (75%) the clinical improvement score was 6.8.  Additional longer term clinical studies will be required before Bronchitol can be considered for marketing and these additional studies may yield a different result.

We are also currently conducting a controlled 60 patient placebo controlled Phase II trial of Bronchitol in CF patients.  The primary endpoint of the trial is an improvement in lung function.  The secondary endpoints include quality of life, sputum microbiology, the physical properties of sputum, safety and additional lung function measurements.  We expect to announce results from this trial in 2005.

Market Opportunities

As noted above, in 2002, there were approximately 30,000 diagnosed cystic fibrosis patients in the United States and a total of approximately 65,000 in the seven major pharmaceutical markets.  While this patient population is quite small, the problem of sputum clearance is common to all sufferers and is a chronic lifelong problem.  We believe that the annual healthcare cost for patients in the United States is over U.S.$1 billion.

Therapeutic markets are quite large in dollar terms.  In addition, cystic fibrosis has the advantage of being eligible for orphan drug status.  Pulmozyme® (dornase alfa) Inhalation Solution marketed by Genentech Inc in the U.S. is the only approved therapeutic for chronic use in CF to aid sputum clearance and we estimate that this represents a market penetration of about 30%.  According to the manufacturer’s 2004 annual report, total annual world wide sales of Pulmozyme® (dornase alfa) Inhalation Solution were approximately U.S.$360 million in 2004.  When inhaled antibiotics are considered, we estimate the total CF market to be approximately U.S.$500 million.

There are currently two agents used for increasing lung sputum clearance in various respiratory conditions. Acetylcysteine (Mucomyst®, AstraZeneca) is thought to reduce the viscosity of sputum and thereby increase the clearance of sputum from the lung.  We are not aware of any data to support a role for it in any respiratory conditions but it is still employed by some physicians in bronchiectasis, COPD and CF.  Recombinant DNAse (Pulmozyme®, Genentech Inc) has been approved by the FDA in the U.S. and in most countries for the management of cystic fibrosis.  Clinical evidence of benefit in CF was obtained for Pulmozyme® but similar benefit was not shown in any other respiratory condition, including bronchiectasis.  Further, no increase in sputum clearance was demonstrated using Pulmozyme® in CF.

Conventional treatment of chronic bronchitis consists of various general supportive measures, as well as drug therapy.  Among the useful supportive measures are giving up smoking; limiting exposure to dust and chemicals, avoiding sudden temperature changes (that can trigger bronchospasm), chest physiotherapy, deep-breathing exercises and increased fluid intake to keep bronchial secretions thin.

The mainstays of conventional pharmacologic management of chronic bronchitis include anti-cholinergic agents, steroids, antibiotics and oxygen.  Anticholinergic agents, also known as antimuscarinics, are bronchodilators used for the relief of acute symptoms in both asthma and COPD, but tend to be more effective in COPD.  A once daily version, tiotropium bromide (Spiriva®), from Boehringer Ingelheim and co-marketed with Pfizer is reshaping the treatment of the disease and, according to the Datamonitor report dated May 2003, is widely expected to achieve over $1 billion sales.  Our approach will be complementary with Spiriva® and will benefit from the market expansion that is anticipated following the worldwide launch of Spiriva®.  Inhaled corticosteroids include beclomethasone, fluticasone, flunisolide, budesonide and triamcinolone.  Although they are less likely to cause systemic side effects than oral corticosteroids, and have been shown to be effective in asthmatics, the role of these agents in the management of COPD remains a little unclear.  Inhaled steroids are effective in controlling inflammation in the lung, but we believe (based on the paper referenced above by Leuppi et al.) that they are only effective in about 20-25% of cases of patients with COPD.

Mannitol is the raw material required for the manufacture of Bronchitol, and GMP grade mannitol is available from a number of suppliers.  Currently, the prices of mannitol are not volatile.

PXS25/PXS64

We currently conduct an active research program designed to prevent the inappropriate migration of immune cells from blood to surrounding tissue.  Our lead compounds in this program are PXS25 and its orally-available analogue, or prodrug, PXS64.  Our preclinical studies indicate that PXS25 prevents immune cell migration and is effective in animal models of multiple sclerosis and rheumatoid arthritis.  We are currently developing PXS64 as an oral treatment for acute exacerbations of multiple sclerosis, and are evaluating its potential in other inflammatory/autoimmune diseases such as irritable bowel disease, lupus and psoriasis.

Background

A key element of the inflammatory response is the migration of activated leukocytes from blood vessels into surrounding tissue. Inflammatory cells, after binding to the vascular endothelium, produce protein-cleaving enzymes, or proteases, which are anchored to the cell through a cell surface protein called the mannose phosphate receptor, or MPR.  Once anchored, these enzymes then degrade the blood vessel, allowing leukocytes to move into adjacent tissue.

Multiple sclerosis, or MS, is a disease where the patient’s own immune system attacks the protective myelin sheath that insulates nerve fibres, or axons, in the central nervous system and the cells that make myelin, the oligodendrocytes.  The symptoms of MS result from both the loss of signal conduction in demyelinated axons and the loss of the axons themselves.  Under normal circumstances the blood-brain barrier protects cells in the central nervous system, or CNS, from leukocytes found in the rest of the body. However, in MS patients activated T-cells are able to cross the blood-brain barrier by secreting proteases and thereby enter the CNS.

According to the Mayo Clinic, there are approximately 1 million people affected by MS in the major pharmaceutical markets.  There is no cure for the disease, although treatments do exist to slow progression of the disease.  There are currently five main drugs on the market for the treatment of MS: three beta interferons, Teva/Aventis’s Copaxone® and Immunex’s Novantrone®.  In addition, powerful immunosuppressive steroids such as prednisone are often used in the acute relapsing phase of the disease.  Based on sales and reported market share estimates published in the annual reports of a number of the manufacturers of these five main drugs, we estimate the total market to be approximately U.S.$ 3 billion.

PXS25/PXS64 are small molecular entities synthesised from inexpensive and readily available starting materials that are available from a number of different suppliers.  The manufacture of PXS25/PXS64 is carried out under contract by a toll manufacturer with extensive experience in developing robust synthetic methods for commercial manufacture. Pharmaxis owns all rights to the manufacturing process.

PXS25/PXS64 for MS

Drugs that prevent activated T-cells from entering the CNS should inhibit lesion formation and slow the progression of MS.  PXS25 is a specific blocker of the mannose phosphate receptor, which blocks protease secretion and function in vitro. In animal models of MS, treatment with PXS25 has resulted in a reduction in peak severity of disease and accelerated recovery.  PXS25 represents a new therapeutic approach to treating multiple sclerosis and we believe the compound could have broad utility in slowing the progression of the disease.

In our animal studies, PXS25 demonstrated significant efficacy when administered by injection.  However, the oral bioavailability of PXS25 is low in several species of animals.  Therefore, we have developed an analogue, or prodrug, of PXS25 which is metabolized to active PXS25 once absorbed by the body.  This compound, PXS64, is now in preclinical development.  Our goal is to file an IND in early 2006.  Initially, we plan to develop PXS64 for acute exacerbations of multiple sclerosis, and subsequently pursue chronic treatments.

PXS2076

We are developing PXS2076 for the treatment of rheumatoid arthritis.  PXS2076 is an orally-available, selective agonist of the cannabinoid-2, or CB2, receptor.  This receptor is found predominantly in peripheral tissues, including macrophages.  Research by us and others has demonstrated that CB2 agonists are potent antiinflammatory agents because they act directly on macrophages to decrease the release of TNFa and other inflammatory cytokines.  In 2000, researchers from University College, London published a paper in Nature which demonstrated that activation of CB2 receptors reduced MS symptoms, such as tremor and spasticity, in an animal model of the disease.

Collectively, this and other research has driven our interest in identifying selective CB2 receptor agonists to address inflammatory/autoimmune diseases without the psychotropic side effects associated with cannabis use.  PXS2076 is a synthetic, low molecular weight molecule invented in our research laboratories.  It derives from a targeted medicinal chemistry program using computer modelling and assay directed synthesis to identify lead compounds for optimization.  The lead compounds were derived from established non-selective cannabinoid ligands.  PXS2076 activates the CB2 receptor and inhibits the release of TNFa from inflammatory cells.  PXS2076 is effective in an animal model of rheumatoid arthritis and we are evaluating its effects in other animal models of human diseases, and we may choose to initiate a preclinical program in 2005.

PXS2076 is a small molecular entity synthesised from inexpensive and readily available starting materials available from a number of different suppliers. The manufacture of PXS2076 is carried out under contract by a toll manufacturer with extensive experience in developing robust synthetic methods for commercial manufacture. Pharmaxis owns all rights to the manufacturing process.

Research Grant Funding

We have two research grants with the Commonwealth of Australia that assist us in funding certain of the research programs.

Under our AusIndustry P3 Pharmaceuticals Partnerships Program funding deed with the Commonwealth of Australia, subject to certain conditions, the Commonwealth of Australia may pay us a total amount of $6.1 million between the July 2004 and June 2008 for eligible pharmaceutical research and development activities undertaken by us in relation to the development of new treatments for autoimmune diseases and the development of new treatments for chronic respiratory diseases.  For details regarding this research grant, see “Item 10.  Additional Information – C.  Material Contracts – AusIndustry P3 Pharmaceuticals Partnerships Program Funding Deed.”

Similarly, under our Start Grant Program funding deed with the Commonwealth of Australia, subject to certain conditions, the Commonwealth of Australia has provided the Company with a grant of 50% of the Company’s eligible expenditures on a project for the development of a new treatment for cystic fibrosis up to a maximum grant amount of $3 million payable over the period from inception to December 31, 2005.  For details regarding this research grant, see “Item 10.  Additional Information – C.  Material Contracts – Research and Development Start Program Grant Agreement.”

Our Strategy

Our objective is to build a fully-integrated specialty pharmaceutical company focused on respiratory and inflammatory/autoimmune indications.  Key aspects of our strategy include:

•                  Obtain regulatory approval for Aridol.  We filed our marketing authorization of Aridol in Australia in January 2005 and in the E.U. in May 2005.  Based on our pre-IND meeting with the FDA, we believe one additional trial of Aridol would provide the basis for approval in the U.S.

•                  Successfully complete the clinical development of Bronchitol.  We recently completed a successful Phase II trial of Bronchitol in the treatment of bronchiectasis, and we are conducting a Phase II trial in cystic fibrosis.  We expect to initiate our pivotal clinical trial program with Bronchitol for the treatment of bronchiectasis in the second half of 2005.

•                  Focus on attractive product opportunities in our core therapeutic areas.  We are developing products that address chronic respiratory and inflammatory/autoimmune diseases.  These markets are highly attractive opportunities because of the limitations of current treatment, the severity of these diseases, and because they are treated by a relatively concentrated physician audience.

•                  Develop sales and marketing capabilities in select markets.  We intend to retain commercial rights to our products in indications and territories where we believe we can effectively market them with a small specialized sales force.  For all other indications and territories, we intend to pursue strategic collaborations.

•                  Continue to expand our R&D pipeline.  We were founded in 1998 based on anti-inflammatory intellectual property we licensed from the Australian National University.  In 2001, we acquired intellectual property that is the basis of our Aridol and Bronchitol product development programs.  We will continue to build and strengthen our product pipeline and commercial capabilities, and we may acquire complementary technology and drug development candidates from research institutes, universities and private and public companies.  These acquisitions may take the form of collaborations, licensing arrangements or outright purchase of intellectual property, research groups or corporate entities.

Plan of Operation

Our plan of operation over the next twelve months is to:

•                  Prepare for the commercial launch of Aridol in Australia and Europe, and subject to regulatory approval commence the commercial sale of Aridol;

•                  Commence and complete a Phase III clinical trial of Aridol in the U.S.;

•                  File a New Drug Application for Aridol with the FDA;

•                  Commence several investigator sponsored clinical trials designed to expand the market reach and access of Aridol;

•                  Commence international preregistration Phase II/III clinical trials of Bronchitol in bronchiectasis;

•                  Complete the Phase II clinical trial of Bronchitol in cystic fibrosis;

•                  Commence two additional international Phase II clinical trials of Bronchitol in cystic fibrosis;

•                  Complete the expansion of our current manufacturing capacity by approximately 200% at an estimated total cost of $2.5 million; and

•                  Complete preclinical development studies of PXS25 and commence human studies.

As we move to commercial production, commercialization and sale of Aridol over the next twelve months, we expect to increase the number of our employees by approximately fifteen.

In our opinion, it will not be necessary for us to raise additional funds over the next six months in order to meet the expenditures required for operating the business.  The share placement and share purchase plan completed in December 2004 raised approximately $19 million net of associated costs and, with our existing cash reserves, we have sufficient funds for our ongoing business needs, our manufacturing capacity expansion and an international Phase III clinical trial of Bronchitol for bronchiectasis.

C.                                    Organizational Structure

Not applicable.

D.                                    Property, Plant and Equipment

Our headquarters and manufacturing facilities are currently located at Unit 2, 10 Rodborough Road, Frenchs Forest, NSW 2086, Sydney, Australia.  The facility consists of approximately 9,000 square feet of manufacturing and warehouse and 6,000 square feet of office space.  Aridol and Bronchitol are manufactured at this facility.  The facility is leased, expiring in June 2006, with an option to renew for a further five years thereafter.  From July 1, 2001 to June 30, 2004 we spent approximately $1.4 million related to the establishment of this manufacturing facility.  We are currently upgrading the capacity of this facility at an estimated total cost of approximately $2.5 million, which we intend to finance with our existing cash.  While the current manufacturing capacity expansion will be accommodated within this facility, we will require additional space and facilities as our business expands.

ITEM 5.                                                     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this registration statement on Form 20-F.  Selected financial data set out in this document are extracted, without material adjustment, from our U.S. GAAP financial statements or from the underlying records used in the preparation of these statements.  This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties.  Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Item 3.  Key Information – D.  Risk Factors” and elsewhere in this registration statement on Form 20-F.

A.                                    Operating Results

Overview

This summary highlights key information contained elsewhere in this registration statement on Form 20-F. It may not contain all of the information that is important to you.  You should read the entire registration statement on Form 20-F carefully, including the “Item 3.  Key Information – D.  Risk Factors” section and the financial statements and related notes set out in this registration statement on Form 20-F.

We are a specialist pharmaceutical company committed to the research, development and commercialization of therapeutic products for chronic respiratory and autoimmune diseases.  Research is in progress into new treatments for autoimmune diseases including multiple sclerosis and rheumatoid arthritis.  We are most advanced in the development of products for asthma and for chronic obstructive pulmonary diseases, including bronchiectasis and chronic bronchitis, and cystic fibrosis.  At December 31, 2004, we had four projects at clinical trial stage (in patients), one project in pre-clinical evaluation (prior to being administered to volunteers or patients), and two research projects to identify a compound for development.  Our development program has been designed to produce a series of products for large world markets over the coming years.

We were incorporated in May 1998 and in October 1999 obtained a license to a series of patents in the autoimmune area owned by the Australian National University.  The license was valued at $1.4 million and we issued 11.2 million ordinary shares to acquire the license.  Our area of focus remained the autoimmune diseases area until October 2001 when we licensed a patent from the Central Sydney Area Health Service covering new treatments for chronic lung diseases and for the measurement of lung function.  Our license with the ANU requires us to pay royalties based on sales revenue for products incorporating the licensed technology.  Our current lead projects in the autoimmune area do not derive from the technology licensed from the ANU.  Our license agreement with the CSAHS requires us to pay royalties based on gross profit on product sales for products incorporating the licensed technology.  Our respiratory products are derived from the CSAHS license.

For a description of the milestones that we have achieved since inception and through to July 29, 2005, see “Item 4.  Information on the Company – A.  History and Development of the Company.”

We anticipate that a substantial portion of our capital resources and efforts in the foreseeable future will be focused on:

•                  Obtaining regulatory approval for the sale of Aridol and preparing for its commercial launch in Australia and Europe.

•                  Conducting an Aridol Phase III U.S. clinical trial and obtaining regulatory approval for manufacture and sale of Aridol in the U.S.

•                  Conducting clinical trials to expand the application and clinical acceptance of Aridol.

•                  Conducting clinical trials with Bronchitol for cystic fibrosis and preparing for its commercial launch.

•                  Conducting clinical trials with Bronchitol for bronchiectasis and preparing for its commercial launch.

•                  Conducting clinical trials, obtaining regulatory approval for and preparing for the commercial launch of Bronchitol for chronic bronchitis.

•                  Conducting preclinical development and clinical trials, obtaining regulatory approval for and preparing for the commercial launch of our autoimmune products such as PXS25.

We have spent, before the recognition of any research grants received, approximately $1.0 million, $0.7 million, $1.4 million, $4.5 million, $0.8 million, $0.6 million and $5.1 million on our autoimmune research and development activities in the years ended June 30, 2002, 2003, and 2004, the period from inception to June 30, 2004, the six months ended December 31, 2003 and 2004, and the period from inception to December 31, 2004, respectively.  Our autoimmune research and development activities have been primarily directed at the diseases of multiple sclerosis and rheumatoid arthritis, and have explored a range of approaches. Our current autoimmune product candidates for these diseases are PXS25/64 and PXS2076, respectively.  For a summary of the status of our current autoimmune product candidates, see “Item 4.  Information on the Company – B.  Business Overview – Product Pipeline.”  We have spent, before the recognition of any research grants received, approximately $0.1 million, $1.0 million, $4.5 million, $5.7 million, $1.3 million, $3.6 million and $9.2 million on our respiratory research and development activities in the years ended June 30, 2002, 2003, and 2004, the period from inception to June 30, 2004, the six months ended December 31, 2003 and 2004, and the period from inception to December 31, 2004, respectively.  Our respiratory research and development activities have been directed at asthma, cystic fibrosis and the chronic obstructive pulmonary diseases of bronchiectasis and chronic bronchitis, and have been, exclusively focused on the development of our two current respiratory product candidates of Aridol and Bronchitol.  For a summary of the status of our current respiratory product candidates, see “Item 4.  Information on the Company – B.  Business Overview – Product Pipeline.”  Research and development expenses for these periods, both before and after the recognition of research grants received, are set forth in additional detail in the following table:

				Period from inception to	Six months ended		Period from inception to
	Years ended June 30,			June	December 31,		December
	2002	2003	2004	30, 2004	2003	2004	31, 2004
	(in thousands)
					(unaudited)	(unaudited)	(unaudited)
Total research and development expenses before research grants received	$1,149	$1,676	$5,911	$10,198	$2,118	$4,177	$14,375
Research grants recognized against related expenses	(663)	(751)	(1,105)	(3,419)	(587)	(466)	(3,885)
Net research and development	$486	$925	$4,806	$6,779	$1,531	$3,711	$10,490

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Autoimmune research and development	$1,034	$668	$1,409	$4,540	$839	$597	$5,137
Respiratory research and development	115	1,008	4,502	5,658	1,279	3,580	9,238
	$1,149	$1,676	$5,911	$10,198	$2,118	$4,177	$14,375

We expect to continue to incur significant costs in the foreseeable future as we pursue these activities.  Although we cannot accurately forecast or reasonably estimate the additional costs that will be required to complete all of these activities, or the exact timing for their completion due to the potential failure risks and other uncertainties inherent in the development of new drugs, such as unsuccessful clinical trials, unsuccessful development and/or commercialization and delayed regulatory approvals, amongst others, we are able, in relation to the following clinical trials where the trial protocols have been finalized and negotiations with clinical research organizations and participating trial sites are sufficiently advanced, to reasonably estimate the costs and timeframes of the next anticipated milestones described below:

•                  The cost to complete our U.S. Phase III study of Aridol used for the diagnosis and management of asthma is currently estimated to be approximately $4 million.  We expect this trial to commence dosing within the next three months and take approximately eight months to complete.

•                  The cost to complete our Australian Phase III study of Aridol used to predict COPD patient responsiveness to inhaled steroids is currently estimated to be approximately $1 million.  We expect this trial to commence dosing within the next three months and take approximately seven months to complete.

•                  The cost to complete our Phase II dose-ranging study of Bronchitol for cystic fibrosis is currently estimated to be approximately $1 million.  We expect this trial to commence dosing within the next three months and take approximately nine months to complete.

•                  The cost to complete our Phase IIb trial of Bronchitol for cystic fibrosis versus Pulmozyme® is currently estimated to be approximately $1 million.  We expect this trial to commence dosing within the next three months and take approximately 17 months to complete.

For a discussion of risks affecting the Company see “Item 3. Key Information – D. Risk Factors.”

We do not expect to complete the U.S. clinical trials for Aridol before the end of 2005, or any of the Bronchitol research and development projects before the end of 2006 and, therefore, we do not expect to receive any sales revenues in the U.S. prior to the completion of these projects.  We anticipate that we will make determinations as to which research and development projects to pursue and how much funding to direct to each project on an on-going basis in response to the scientific and clinical success of each product candidate and available funds.

We have incurred net losses since our inception.  We recognized a net loss of $0.7 million, $2.1 million and $6.6 million in the years ended June 30, 2002, 2003 and 2004, respectively, and $5.0 million in the six months ended December 31, 2004. Our accumulated losses from inception to December 31, 2004 are $15.4 million.  We expect to incur increasing losses in the foreseeable future as we conduct clinical trials of our product candidates, expand our organization and prepare for the commercial launch of our products upon regulatory approval.

To date, our operations have mainly been financed through the issuance of equity securities and convertible redeemable preference shares.  Additional funding has come through research grants, interest on investments, and rent received from a former subtenant.  We have raised total net cash proceeds of approximately $53.3 million net of associated costs $11.4 million from the issuance of convertible redeemable preference shares; $22.9 million from the issuance of ordinary shares at the time of our Australian initial public offering; $15.7 million from the issuance of ordinary shares in a recent private placement to qualified institutional and sophisticated investors; and $3.3 million from the issuance of ordinary shares under a recent share purchase plan.  We have also raised approximately $4.1 million in research grants through December 31, 2004.  In order to receive the grant funding, our existing grant agreements require us to incur specified eligible expenditure in the conduct of the applicable grant project.  There are circumstances where grant funding may not be payable and there are certain limited circumstances where we may be required to repay some or all of these research grants.  For a summary of the grants see “Item 10.  Additional Information – C.  Material Contracts.”

Our research and development expenses consist primarily of salaries and related employee benefits, costs associated with our clinical trials, non-clinical activities such as toxicology testing and scale-up synthesis, regulatory activities, the manufacture of material for clinical trials, development of manufacturing processes and research-related overhead expenses.  Our most significant costs are for clinical trials, preclinical development and regulatory filings.  These expenses include regulatory consultants, clinical supplies and payments to external vendors such as hospitals and investigators.  We expense all research and development costs as they are incurred.  We expect our research and development expenses to increase significantly in the future as we continue to move our product candidates through the development pipeline.

General and administrative expenses consist primarily of salaries and related expenses and professional services fees.  We anticipate that general and administrative expenses will increase as a result of the expected expansion of our operations, facilities and other activities associated with the planned expansion of our business.  We also expect to incur additional costs for insurance and other professional fees associated with a U.S. listing of our ordinary shares in the form of ADSs.

Our commercial expenses consist of salaries and professional fees related to the commercial launch of Aridol.  We anticipate that commercial expenses will increase as we launch Aridol, and will expand to include other selling and marketing costs.

As an Australian listed company now listing in the U.S., we will operate in an increasingly demanding regulatory environment which requires us to comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission, expanded disclosures, accelerated reporting requirements and more complex accounting rules.  Company responsibilities required by the Sarbanes-Oxley Act include establishing corporate oversight and adequate internal control.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements which have been prepared in accordance with accounting principles generally accepted in the U.S.  The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant management judgment is required to make estimates in relation to: the carrying value and recoverability of intangible assets and property; plant and equipment; the recoverability of deferred income taxes; and the accruing of liabilities for clinical and preclinical development activities.  Actual results could differ from those estimates.

Our significant accounting policies are more fully described in Note 3 to our financial statements appearing at the end of this registration statement on Form 20-F.  The following accounting policies are important in fully understanding and evaluating our reported financial results.

Stock-Based Compensation

We account for stock-based employee compensation arrangements using the fair value based method as prescribed in accordance with the provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123).

Clinical Development Expenses

Clinical trial costs are a component of research and development expense.  These expenses include fees paid to participating hospitals and other service providers, which conduct certain product development activities on our behalf.  Depending on the timing of payments to the service providers and the level of service provided, we record prepaid or accrued expenses relating to these costs.  Accrued clinical development liabilities are separately disclosed on the balance sheet.

These prepaid or accrued expenses are based on estimates of the work performed under service agreements, milestones achieved, patient enrollment and experience with similar contracts.  Changes in these estimates are recognized in income in the period of change.  Amounts recorded as changes of estimates have been immaterial, being $0, $0, $0, and $24 for the years ended June 30, 2002, 2003 and 2004 and the six months ended December 31, 2004, respectively.  Subsequent to December 31, 2004, we recorded a change in estimate of $4 in relation to the accrued clinical development liabilities recorded at December 31, 2004. Wherever possible, we organize clinical development arrangements in a manner that enables accurate recording of liabilities at the end of reporting periods.

Research and Development Expenditures

Research and development expenses consist of costs incurred to further our research and development activities and include salaries and related employee benefits, costs associated with clinical trials and preclinical development, regulatory activities, research-related overhead expenses, costs associated with the manufacture of clinical trial material, costs associated with developing a commercial manufacturing process, costs for consultants and related contract research, facility costs and depreciation. Research and development costs are expensed as incurred.  We classify our research and development expenses into four components:

1.               Our research unit based at the John Curtin School of Medical Research within the Australian National University, which is focused on autoimmune diseases.

2.               Our preclinical development group located at Frenchs Forest, which is managing the outsourced safety/toxicology studies of the Aridol and Bronchitol products and the preclinical development of lead compounds in the autoimmune area (PXS25 and PXS2076).

3.               Our clinical trials group located at Frenchs Forest, which designs and monitors our clinical trials.

4.               Our TGA registered manufacturing facility at Frenchs Forest focused on producing material for clinical trials and developing enhanced manufacturing processes.  It is therefore classified as a research & development expenditure.

The Company receives grant funding under government research grant agreements to undertake work on the applicable grant projects.  In order to receive the grant funding, our existing grant agreements require us to incur specified eligible expenditure in the conduct of the applicable grant project.  There are circumstances where grant funding may not be payable and there are certain limited circumstances, such as when we fail to use our best endeavors to commercialize the project within a reasonable time of completion of the project or upon termination of a grant due to our breach of the agreement or our insolvency, where we may be required to repay some or all of the research grants.  The grants are recognized against the related research and development expenses as and when the relevant research expenditure is incurred.  Grants received in advance of incurring the relevant expenditure are treated as deferred research grants and included in Other Accrued Liabilities on the balance sheet as the Company does not control the monies until the relevant expenditure has been incurred.  For a summary of the grants see “Item 10.  Additional Information – C.  Material Contracts.”

Property, Plant and Equipment

Property, plant and equipment are recorded at acquisition cost, less accumulated depreciation and amortization.  Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the related assets, which are generally three to ten years.  Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the related assets, typically three years.  Maintenance and repairs are charged to operations as incurred.

The Company receives grant funding under certain government research grant agreements to purchase plant and equipment.  In order to receive the grant funding, our existing grant agreements require us to incur specified eligible expenditure in the conduct of the applicable grant project.  There are circumstances where grant funding may not be payable and there are certain limited circumstances, such as when we fail to use our best endeavors to commercialize the project within a reasonable time of completion of the project or upon termination of a grant due to our breach of the agreement or our insolvency, where we may be required to repay some or all of the research grants.  The grants are recognized against the acquisition costs of the related plant and equipment as and when the related assets are purchased.  Grants received in advance of the relevant expenditure are treated as deferred research grants and included in Other Accrued Liabilities on the balance sheet as the Company does not control the monies until the relevant expenditure has been incurred.  For a summary of the grants see “Item 10.  Additional Information – C.  Material Contracts.”

Results of Operations

Comparison of six months ended December 31, 2003 and December 31, 2004

Research and Development Expenses.  Research and development expenses for the six months ended December 31, 2003 and 2004, respectively, are shown in the table below net of research grants received.

	Six months ended December 31,
	2003	2004
	(in thousands)
	(unaudited)
Total research and development expenses	$2,118	$4,177
Related research grants	(587)	(466)
Net research and development expenses	$1,531	$3,711

Substantially all of the 2004 grant revenue relates to a $3.0 million Australian Government R&D Start Grant awarded to us in June 2003 to develop new treatments for cystic fibrosis.  The decrease in grant income in the six months ended December 31, 2004 compared to the six months ended December 31, 2003 is due to a decrease in the level of research expenditure eligible for the grant in the six months ended December 31, 2004.

Total research and development expenses increased from $2.1 million in the six months ended December 31, 2003 to $4.2 million in the six months ended December 31, 2004.  There are four components to the research & development expenses:

1.               Our research unit based at the John Curtin School of Medical Research within the Australian National University accounted for approximately 10 percent of our total research and development expenditure in the current six month period.  The research unit is focused on autoimmune diseases.  The level of expenditure in the six months ended December 31, 2004 for this research unit has not changed materially from the six months ended December 31, 2003, decreasing by $21,000.

2.               Our preclinical development group located at our Frenchs Forest facility accounted for approximately 15 percent of our total research and development expenditure in the current six months and increased by approximately 35 percent or $0.2 million compared to the prior comparable period.  This group is managing the outsourced safety/toxicology studies of the Aridol and Bronchitol products and the preclinical development of lead compounds in the autoimmune area (PXS25 and PXS2076).  Approximately 75 percent of expenditure in the current six months related to the Aridol and Bronchitol studies.  This area of research accounted for approximately 10 percent or $0.2 million of the increase in overall research & development expenditure during the current six months.

3.               Our clinical group located at our Frenchs Forest facility accounted for approximately 50 percent of our total research and development expenditure in the current six months and increased by approximately 250 percent or $1.6 million compared to the prior comparable period.  The clinical group designs and monitors the clinical trials run by the Company.  The majority of the expenditures of this group are directed at hospitals and other services related to the conduct and analysis of clinical trials.  This significant increase in expenditure reflects the number of clinical trials ongoing during the first six months of fiscal 2005.  There were three trials ongoing during the period, including the 646 patient Aridol Phase III trial, and a number of trials in planning.  This area of research accounted for approximately 75 percent or $1.6 million of the increase in overall research & development expenditure during the current six months.

4.               Our TGA registered manufacturing facility at Frenchs Forest is focused on producing material for clinical trials and developing enhanced manufacturing processes.  It is therefore classified as a research & development expenditure.  Manufacturing accounted for approximately 25 percent of our total research and development expenditure in the current six months and increased by approximately 50 percent or $0.3 million compared to the prior comparable period, reflecting manufacturing performance/yield innovation and product stability studies required to support registration applications.

This area of expenditure accounted for approximately 15 percent or $0.3 million of the increase in overall research & development expenditure during the current six months.

General and Administrative Expenses.  General and administrative expenses increased from $0.9 million in the six months ended December 31, 2003 to $1.5 million in the six months ended December 31, 2004.  Administration expenses include accounting, administration, office and public company costs.  Administration expenses for the current six months were $1.5 million, an increase of 80 percent over the prior comparable period.  The current period expenses include increased public company costs of approximately $0.2 million.  These costs were either not previously incurred, such as the annual report, or result from us incurring a full six months of public company costs such as ASX and share registry costs in the current period compared to which were only present for six weeks of costs in the prior comparable period.  However, the large increase in administration expenses is mainly attributable to non recurring costs of $0.5 million incurred in preparing the U.S. SEC filings necessary for the Company to apply for a Nasdaq listing.

Stock Compensation Expenses.  Stock compensation expenses decreased from $0.3 million in the six months ended December 31, 2003 to $0.1 million in the six months ended December 31, 2004, reflecting a relatively large number of stock options vesting in 2003.  These options were predominantly from a large grant of stock options in May 2003 following the employment of a number of employees, executives and directors.

Commercial expenses.  The commercial group was established at the beginning of the current six months.  It is preparing for the launch of Aridol in Australia and Europe.

Interest and Other Income and Expense.  Interest and other income increased from $0.4 million in the six months ended December 31, 2003 to $0.7 million in the six months ended December 31, 2004.  The increase in interest income is attributable to the greater level of funds invested during the six months of fiscal 2005.  We started the current fiscal year with $25.1 million of cash and bank accepted bills of exchange, to which was added approximately $19 million in November and December 2004 from the share placement and share purchase plan.  By contrast, we started the 2004 fiscal year with $7.4 million of cash and bank accepted commercial bills to which was added $22.9 million from the initial public offering in November 2003.

Net Loss.  Net loss increased from $2.5 million in the six months ended December 31, 2003 to $5.0 million in the six months ended December 31, 2004.  The significant increase in operating expenses discussed above was only partly offset by the increase in interest and other income.

Basic and diluted net loss per share.  Basic and diluted net loss per share decreased from $0.06 in the six months ended December 31, 2003 to $0.04 in the six months ended December 31, 2004 due to the issue of 26.4 million new ordinary shares in a share placement and share purchase plan during the current six months, and the full half-year effect on the calculation of the 50 million shares issued at the time of the Australian initial public offering in November 2003.

Comparison of fiscal years ended June 30, 2003 and June 30, 2004

Research and Development Expenses.  Research and development expenses for the fiscal years ended June 30, 2003 and 2004, respectively, are shown in the table below net of research grants received.

	Years ended June 30,
	2003	2004
	(in thousands)
Total research and development expenses	$1,676	$5,911
Related research grants	(751)	(1,105)
Net research and development expenses	$925	$4,806

In addition, we recognized $0.2 million research grant funding against the acquisition cost of related plant and equipment in 2003.

Substantially all of the 2004 grant revenue relates to an Australian Government R&D Start Grant awarded to us in June 2003 to develop new treatments for cystic fibrosis.  In 2002, grant revenue related to a number of government grants for projects in both the autoimmune and respiratory areas, which were completed during the year ended June 30, 2003, except for the cystic fibrosis R&D Start Grant.  The amount of research expenditure on projects funded by government grants was greater in the year ended June 30, 2004 than the year ended June 30, 2003.  There are certain limited circumstances where we may be required to repay grant funding.  For a summary of the grants see “Item 10.  Additional Information – C.  Material Contracts.”

Total research and development expenses increased from $1.7 million in 2003 to $5.9 million in 2004.  There are four components to the research & development expenses:

1.               Our research unit based at the John Curtin School of Medical Research within the Australian National University, which is focused on autoimmune diseases.  The level of expenditure in the 2004 for this research unit has not changed materially from 2003, decreasing by $33,000.

2.               Our preclinical development group, which relocated from our Canberra office to our Frenchs Forest office in January 2004.  This group is managing the outsourced safety/toxicology studies of the Aridol and Bronchitol products and the preclinical development of lead compounds in the autoimmune area (PXS25 and PXS2076).  This area of expenditure accounted for approximately 30 percent or $1.3 million of the increase in overall research & development expenditure reflecting the initiation of work in these areas.

3.               Our clinical trials group, which also relocated from Canberra to Frenchs Forest in January 2004.  This internal clinical trial group designs and monitors the clinical trials run by the Company.  The majority of the expenditures of this group are directed at hospitals and other services related to the conduct and analysis of clinical trials.  During 2004, expenditure commenced on three clinical trials.  Approximately 50 percent or $2.1 million of the increase in overall research & development expenditure is attributable to the increased expenditure on clinical trials.

4.               Our TGA registered manufacturing facility at Frenchs Forest is focused on producing material for clinical trials and developing enhanced manufacturing processes.  It is therefore classified as a research & development expenditure.  This area of expenditure also accounted for approximately 20 per cent or $0.9 million of the increase in overall research & development expenditure, reflecting particularly the increased activity in clinical trials.

General and Administrative Expenses.  General and administrative expenses increased from $1.0 million in 2003 to $2.2 million in 2004.  Until November 2002, the level of general and administrative services we required was provided by outside providers, and we did not have our own premises.  Since November 2002 when we first leased our facilities at Frenchs Forest we have also employed the staff required to establish administrative capabilities.  In 2004 we have therefore incurred our first full year of general and administrative expenses, resulting in increases of approximately $0.2 million in lease rental costs for our facilities and $0.6 million in salaries and related salary on-costs. The salaries increase also includes the payment in 2004 of senior management incentive payments for both the 2003 and 2004 years. Our listing on Australian Stock Exchange Ltd in November 2003 resulted in costs associated with being a public company of approximately $0.2 million.   During 2004, we also incurred additional costs of $0.1 million to relocate a number of staff members to Sydney.

Stock Compensation Expenses.  Stock compensation expenses increased from $0.4 million in 2003 to $0.5 million in 2004, reflecting the full year amortization of a large grant of stock options in May 2003 following the employment of a number of employees, executives and directors.

Interest and Other Income and Expense.  Interest and other income increased from $0.3 million in 2003 to $1.1 million in 2004.  We started the 2004 fiscal year with $7.4 million of cash and cash equivalents on which interest was earned.  The net $22.9 million raised in our November 10, 2003 Australian initial public offering added significantly to these invested funds.  By contrast, in 2003 we had less than a million dollars of invested cash until a $9.4 million private venture capital equity round in late August 2002.  The increase in interest income, while mainly attributable to the greater level of funds invested during the year, was to a lesser extent the result of a board decision to invest in higher yielding securities and also rising interest rates.

Net Loss.  Net loss increased from $2.1 million in 2003 to $6.6 million in 2004.  The significant increase in operating expenses discussed above was only partly offset by the increase in interest and other income.

Basic and diluted net loss per share.  Basic and diluted net loss per share decreased from $0.19 in 2003 to $0.09 in 2004 due to the conversion of 46,816,000 convertible redeemable preference shares to ordinary shares and issue of 50 million new ordinary shares at the time of the Australian initial public offering.

Comparison of fiscal years ended June 30, 2002 and June 30, 2003

Research and Development Expenses.  Research and development expenses for the fiscal years ended June 30, 2002 and 2003, respectively, are shown in the table below net of research grants received

	Years ended June 30,
	2002	2003
	(in thousands)
Total research and development expenses	$1,149	$1,676
Related research grants	(663)	(751)
Net research and development expenses	$486	$925

In addition, we recognized $0.2 million research grant funding against the acquisition cost of related plant and equipment in 2003.

Grant revenue in both 2003 and 2002 relates to a number of government grants for projects in both the autoimmune and respiratory areas.  The amount of research expenditure on projects funded by government grants was greater in 2003 than 2002.

Total research and development expenses increased from $1.1 million in 2002 to $1.7 million in 2003.  This increase in expenditure is predominantly due to the establishment of our Frenchs Forest facility in November 2002 and cost us approximately $0.5 million in the year ended June 30, 2003.  This facility houses our manufacturing facilities and related quality laboratory where in 2003 we developed the initial manufacturing process and commenced producing material for clinical trials and related regulatory requirements.

General and Administrative Expenses.  General and administrative expenses increased from $0.1 million in 2002 to $1.0 million in 2003.  This increase was due to the establishment of our Frenchs Forest based administration group in November 2002.

Stock Compensation Expenses.  Stock compensation expenses increased from $0.1 million in 2002 to $0.4 million in 2003, reflecting relatively few options issued in 2002 followed by a large grant of stock options in May of 2003 following the employment of a number of employees, executives and directors.

Interest and Other Income and Expense.  Interest and other income increased from $44,000 in 2002 to $0.3 million in 2003.  We started the 2003 year with $0.8 million of cash and cash equivalents on which interest was earned.  A placement of convertible redeemable preference shares in August 2002, which raised approximately $9.4 million added significantly to these invested funds.  By contrast, in 2002 funds invested were at a level of approximately $1 million for most of the year.

Net Loss.  Net loss increased from $0.8 million in 2002 to $2.1 million in 2003.  The significant increase in operating expenses discussed above was only partly offset by the increase in interest and other income.

Basic and diluted net loss per share.  Basic and diluted net loss per share increased from $0.07 in 2002 to $0.19 in 2003.  No ordinary shares were issued during the year so this increase is totally attributable to the increased net loss.

B.                                    Liquidity and Capital Resources

Liquidity and Capital Resources

Since our inception, our operations have mainly been financed through the issuance of equity securities and convertible redeemable preference shares.  Additional funding has come through research grants, interest on investments, and rent received from a former subtenant.  Through June 30, 2004, we had received net cash proceeds of $22.9 million from the issuance of ordinary shares, $11.4 million from the issuance of convertible redeemable preference shares and approximately $3.6 million in research grants.  We have incurred significant losses since our inception.  We incurred losses of $0.7 million, $2.1 million and $6.6 million in the fiscal years ended June 30, 2002, 2003 and 2004 respectively, and $5.0 million in the six months ended December 31, 2004. As of June 30, 2004, we had cash and cash equivalents of $25.1 million and additionally have ongoing research grants with a total of $6.1 million of funding outstanding.    In December 2004 we raised a net additional amount of approximately $19 million from a share placement and share purchase plan and as at December 31, 2004, we had cash and cash equivalents of $38.7 million.

The following table summarizes our issuances of ordinary and convertible redeemable preference shares for cash, excluding executive and employee compensation through December 31, 2004:

Ordinary and Convertible Redeemable Preference Shares	Date	Number of Shares	Net Proceeds
			(in thousands)
“A” class convertible redeemable preference shares (First Closing)	October 1999	2,000,000	$250
“A” class convertible redeemable preference shares (Second Closing)	March 2000	2,000,000	$250
“A” class convertible redeemable preference shares (Third Closing)	September 2000	12,000,000	$1,500
“B” class convertible redeemable preference shares (First Closing)	August 2002	29,920,000	$9,125
“B” class convertible redeemable preference shares (Second Closing)	May 2003	896,000	$280
Ordinary shares – Australian initial public offering	November 2003	50,000,000	$22,891
Ordinary shares – share placement to Australian qualified institutional buyers and sophisticated investors	November and December 2004	22,000,000	$15,702
Ordinary shares – share purchase plan for existing shareholders	December 2004	4,362,092	$3,256

For the six months ended December 31, 2004, we used net cash of $4.8 million for operating activities.  This consisted of a net loss for the period of $5.0 million, which included $0.3 million of non-cash depreciation and amortization, and non-cash stock option expense of $0.1 million.  Net cash used in investing activities during the six months ended December 31, 2004 was $0.6 million, which included purchase of plant and equipment of $0.6 million reflecting the commencement of the manufacturing expansion.  Net cash provided by financing activities during the six months ended December 31, 2004 was $19.0 million resulting from the issue and sale of our ordinary shares in a share placement to Australian qualified institutional buyers and sophisticated investors, and a share purchase plan available to existing shareholders.

For the year ended June 30, 2004, we used net cash of $4.8 million for operating activities.  This consisted of a net loss for the period of $6.6 million, which included $0.6 million of non-cash depreciation and amortization, non-cash stock option expense of $0.5 million, and significant accrued clinical development liabilities at June 30, 2004 of $0.8 million.  Net cash used in investing activities during the year ended June 30, 2004 was $0.4 million, which included purchases of plant and equipment of $0.4 million.  Net cash provided by financing activities during the year ended June 30, 2004 was $22.9 million resulting from the issue and sale of our ordinary shares at the time of our initial public offering and listing in Australia.

For the year ended June 30, 2003, we used net cash of $1.3 million for operating activities.  This consisted of a net loss for the period of $2.1 million, which included $0.3 million of non-cash depreciation and amortization and non-cash stock option expense of $0.4 million.  Net cash used in investing activities during the year ended June 30, 2003 was $1.4 million, which included purchases of plant and equipment for $1.3 million primarily related to the establishment of the manufacturing facility and headquarters at Frenchs Forest.  Net cash provided by financing activities during the year ended June 30, 2003 was $9.4 million resulting from the issue and sale of our “B” class convertible redeemable preference shares.

For the year ended June 30, 2002, we used net cash of $0.4 million for operating activities.  This consisted of a net loss for the period of $0.7 million, which included $0.1 million of non-cash depreciation and amortization, and non-cash stock option expense of $0.1 million.  Net cash used in investing activities during the year ended June 30, 2002 was $36,000.  There were no financing activities.

At June 30, 2004, we had cash and cash equivalents of $25.1 million as compared to $7.4 million at June 30, 2003.  This overall increase was primarily due to the receipt of net proceeds of $22.9 million related to the issue and sale of our ordinary shares at the time of our initial public offering and listing in Australia.

We do not expect to generate revenue until we obtain regulatory approval to market and sell Aridol and sales of Aridol have commenced.

In December 2004 we raised approximately $19.0 million net of related costs, from a share placement and share purchase plan.  The placement was to qualified institutional buyers and sophisticated investors at a price of $0.75 per share as a result of which we issued 22 million shares in two tranches.  The share purchase plan was an offer to existing shareholders to purchase up to $4,998 worth of shares at the same price as the placement ($0.75).  Approximately half of our shareholders participated in the plan as a result of which we issued 4,362,092 new ordinary shares for gross proceeds of approximately $3.3 million.  As at December 31, 2004, we had cash and cash equivalents of $38.7 million.  We anticipate that our current cash and cash equivalents will be sufficient to fund our operations for at least 12 months.  However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially.  If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue one or more of our clinical trials or our operations.

We expect to continue to incur substantial losses.  Our future capital requirements are difficult to forecast and will depend on many factors, including:

•                  the costs of establishing sales, marketing and distribution capabilities;

•                  the scope, results and timing of preclinical studies and clinical trials;

•                  the costs and timing of regulatory approvals; and

•                  the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.

Quantitative and Qualitative Disclosures about Market Risk

Our exposure to market risk is limited to interest income sensitivity, which is affected by changes in the general level of Australia interest rates, particularly because the majority of our investments are in cash and cash equivalents.  The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive without significantly increasing risk.  Our investment portfolio is subject to interest rate risk and will fall in value in the event market interest rates increase.  Due to the short duration of our investment portfolio, we believe an immediate 10% change in interest rates would not be material to our financial condition or results of operations.  We do not have any foreign currency or derivative financial instruments.

Income Taxes

As of December 31, 2004, we had net operating loss carry forwards of $14.1 million ($8.9 million as of June 30, 2004).  While these losses do not expire, our utilization will depend upon our ability to derive future taxable income of a nature and of an amount sufficient to enable the deduction for the losses to be realized, our continued compliance with the conditions for deductibility imposed by tax legislation, and the absence of changes in tax legislation that adversely affect our ability to utilize the loss.

At June 30, 2003 and 2004, we did not record a benefit for the deferred tax assets because realization of the deferred tax assets was uncertain and, accordingly, a valuation allowance is provided to completely offset the deferred tax assets.

Related Party Transactions

In November 2003, The Principals Funds Management Pty Ltd, an entity in which our directors Messrs. Hanley and Kiefel hold shares, was paid a fee of $45,000 by Wilson HTM Corporate Finance Ltd, the underwriter and lead manager of the Company’s initial public offering in Australia, as consideration for a firm commitment by The Principals Funds Management Pty Ltd to subscribe for shares in the initial public offering.

The Principals Funds Management Pty Ltd was paid a consulting fee of $37,500 and $108,000 during fiscal year 2002 and fiscal year 2003, respectively, for services provided by Mr. Kiefel in relation to the issue of “B” class convertible redeemable preference shares to venture capital funds.  Mr. Kiefel was not a director of the Company at the time.

BH Smith is associated with GBS Venture Partners Ltd, The Australian Bioscience Trust and Bioscience Ventures II.  Perpetual Trustees Nominees, as trustee of The Australian Bioscience Trust, received 45,000 shares from Wilson HTM Corporate Finance Ltd, the underwriter and lead manager of the Pharmaxis initial public offering, as consideration for a firm commitment to subscribe for shares in the initial public offering.  GBS Venture Partners Ltd, as trustee and manager of Bioscience Venture II, received 180,000 shares from Wilson HTM Corporate Finance Ltd, the underwriter and lead manager of the Pharmaxis initial public offering, as consideration for a firm commitment to subscribe for shares in the initial public offering.

CJ Hillyard is associated with CM Capital Investments Pty Ltd, CM Capital Investment Trust No 3, CIBC Australia Fund LLC and the Australia Venture Capital Fund L.P.  CM Capital Investments Pty Ltd, as trustee of the CM Capital Investment Trust No 3, received 171,777 shares from Wilson HTM Corporate Finance Ltd, the underwriter and lead manager of the Pharmaxis initial public offering, as consideration for a firm commitment to subscribe for shares in the initial public offering.  CIBC Australia Fund LLC, as general partner of the Australia Venture Capital Fund L.P., received 53,223 shares from Wilson HTM Corporate Finance Ltd, the underwriter and lead manager of the Pharmaxis initial public offering, as consideration for a firm commitment to subscribe for shares in the initial public offering.

Recently Issued Accounting Announcements

In December 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46 revised-Consolidation of Variable Interest Entities (FIN 46R), which replaces FASB Interpretation No. 46 (FIN 46), issued January 2003.  The primary objectives of FIN 46R are to provide guidance on how to identify entities for which control is achieved through means other than through voting rights.  The adoption of this interpretation did not impact the Company’s financial position or results of operations.

In January 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150-Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (SFAS 150), effective for financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the first interim period beginning after June 15, 2003.  SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The adoption of SFAS 150 did not impact the Company’s financial position or results of operations.

In December 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132 revised-Employers  Disclosures about Pensions and Other Postretirement Benefits (SFAS 132R), effective for financial statements with fiscal years ending after December 15, 2003 for certain disclosures and requires interim-period disclosures effective for interim periods beginning after December 15, 2003.  SFAS 132R requires disclosures in addition to those in the original SFAS 132 about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans.  The adoption SFAS 132R did not impact the Company’s financial position or results of operations.

On December 16, 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 revised-Share-Based Payment (SFAS 123R), an amendment of Statements No. 123 and 95, that addressed the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for either equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments.  This statement eliminates the ability to account for share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board Opinion No. 25-Accounting for Stock Issued to Employees, and requires that such transactions be accounted for using a fair-value-based method and recognized as expenses in the statement of operations.  As of the required effective date, the standard requires that the modified prospective method be used, which requires that the fair value of new awards granted on or following the effective date (plus unvested awards as of the effective date) be expensed over the vesting period.  In addition, the statement encourages the use of the “binomial” approach to value stock options, which differs from the Black-Scholes option pricing model that we currently use.  The adoption of SFAS 123R is not expected to have a significant impact on our statement of operations as we currently expense the fair value of our stock option grants.

C.            Research and Development, Patents and Licenses, Etc.

For a description of the amount spent during each of the last three fiscal years and during the six-months ended December 31, 2004 on Company-sponsored research and development activities, as well as the four components of research and development expenses, see “Item 5.  Operating and Financial Review and Prospects – A.  Operating Results – Results of Operations.”

D.            Trend Information.

Our research and development expenditure is our primary expenditure.  Increases or decreases in research and development expenditure are attributable to the level of clinical trial activity and the amount of expenditure on those trials.  We expect that our expenditure on marketing will increase in the near future as a result of the commercial launch of Aridol.

E.             Off-Balance Sheet Arrangements

Not applicable.

F.             Tabular Disclosure of Contractual Obligations

The following table summarizes financial data for our contractual obligations and other commercial commitments, including interest obligations, as of June 30, 2004 (in thousands):

Payments due by Period
Contractual Obligations	Total	Less than 1 year	1 -3 years	3 -5 years	More than 5 years
Long-Term Debt Obligations	—	—	—	—	—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	696	346	350	—	—
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	—	—	—	—	—
Total	696	346	350	—	—

ITEM 6.                                                     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

The following table sets forth our executive officers, directors, senior management and key employees, their dates of birth and the positions they held as of the date of this registration statement on Form 20-F.

Name	Date of Birth	Position

Denis M. Hanley (1) (2)	June 20, 1947	Chairman of our Board and Director
Alan D. Robertson, PhD	June 29, 1956	Chief Executive Officer and Director
Brett Charlton, PhD	October 25, 1955	Medical Director and Director
William B. Cowden, PhD	June 15, 1949	Chief Scientific Officer
John F. Crapper	March 18, 1952	Chief Operations Officer
Ian Alexander McDonald	May 2, 1947	Chief Technical Officer
David M. McGarvey	August 4, 1956	Chief Financial Officer, Company Secretary
Gary J. Phillips	February 4, 1961	Head of Commercial Development
Carrie J. Hillyard, PhD (2)	February 23, 1949	Director
Charles P.H. Kiefel (1)	July 18, 1955	Director
Malcolm J. McComas (1)	September 10, 1954	Director
Brigitte H. Smith (2)	June 10, 1967	Director

(1)          Member of the Audit Committee.

(2)          Member of the Remuneration and Nomination Committee.

The business address for our directors and senior management is c/o Pharmaxis Ltd, Unit 2, 10 Rodborough Road, Frenchs Forest, NSW Australia 2086.

Executive Officers, Directors and Key Employees

Alan D. Robertson  BSc PhD is the Chief Executive Officer, and a member of the board of directors of Pharmaxis.  Dr. Robertson has more than 20 years’ experience in drug discovery and product development with leading pharmaceutical companies, including 8 years with Wellcome plc in London and thereafter with the Australian companies Faulding Ltd and Amrad Ltd.  He has also assisted early-stage pharmaceutical companies in their start-up and development and was the founding Managing Director of Pharmaxis.  Dr. Robertson has been CEO of Pharmaxis since December 1999 and has been instrumental in building the Company to its present position.  Dr. Robertson’s current contract expires on June 30, 2008.  He joined the board of Pharmaxis in July 2000.  The co-inventor of 18 patents and author of more than 35 scientific papers, Dr. Robertson has a PhD in synthetic organic chemistry from the University of Glasgow and has extensive practical understanding of both the clinical and management aspects of the pharmaceutical industry.  He has been actively involved in the discovery, development and marketing of various compounds, including new treatments for migraine and cardiovascular disease.  Dr. Robertson is the inventor of the migraine therapeutic Zomig, which is marketed worldwide by Astra Zeneca.  Dr. Robertson is currently a director of Promics Pty Ltd.

Brett Charlton  MBBS PhD AICD is the Medical Director, and a member of the board of directors of Pharmaxis.  Dr. Charlton is a medical researcher and specialist in autoimmune disease and diabetes, and has over 15 years’ experience in clinical trial design and management.  Dr. Charlton co-founded Pharmaxis with Dr. Cowden in 1998 and was instrumental in negotiating license and research arrangements and attracting funding.  He has been Medical Director since June 1998.  His current executive employment contract expires on June 30, 2008. Dr. Charlton was re-appointed at the 2004 annual general meeting.  Dr. Charlton has written more than 60 scientific papers, attracted significant research grants, and served on professional society committees.  He has been a consultant to the pharmaceutical, medical and biotech industry since 1985.  Dr. Charlton was founding Medical Director of the National Health Sciences Centre and established its Clinical Trials Unit.  Prior to joining Pharmaxis, he held positions with the Australian National University, Stanford University, the Baxter Centre for Medical Research, Royal Melbourne Hospital, and the Walter and Eliza Hall Institute.  Dr. Charlton has an MBBS with Honours from the University of NSW and completed a PhD at the Centre for Biomedical Engineering in 1985.

William B. Cowden PhD is Chief Scientific Officer of Pharmaxis.  Dr. Cowden co-founded Pharmaxis with Dr. Charlton in 1998 to commercialize new molecules with the potential to treat diseases of the immune system and has been Chief Scientific Officer since June 1998.  His current contract expires on June 30, 2008.  Dr. Cowden has 20 years’ experience researching and developing therapeutic compounds to treat cancer, infectious disease, and inflammatory diseases, including multiple sclerosis.  He is the co-inventor of 12 patents and author of more than 130 scientific papers.  Dr. Cowden has a long association with the John Curtin School of Medical Research at Australian National University, including senior research positions with the Departments of Medical Chemistry, Experimental Pathology, and Cell Biology and Virology.  He is Head of the Immunopathology Research Group, and directs Pharmaxis’ research into autoimmune compounds for multiple sclerosis and rheumatoid arthritis.  Dr. Cowden received a PhD in Medical Chemistry from the University of Queensland in 1979.

John F. Crapper  BSc MBA is the Chief Operations Officer of Pharmaxis.  Mr. Crapper has 32 years of manufacturing and operations expertise, 17 years of which have been in the pharmaceutical industry.  He joined Pharmaxis in July 2003 in his current role.  His current contract expires on June 30, 2008.  Mr. Crapper was formerly Senior Vice-President and General Manager of Memcor International and Managing Director of Memcor Australia Pty Ltd; formerly a subsidiary of Memtec Limited, Memcor is a world leader in the design and manufacture of microfiltration membranes and systems.  During his 15 years at Memcor, Mr. Crapper managed the scale-up of manufacturing equipment and processes from the company’s research and development group, created full-scale production operations, and managed the establishment of Quality Assurance (QA) and Enterprise Resource Planning (ERP) systems.  Prior to this, he worked with Syntex Pharmaceutical’s Animal Health division and start-up veterinary pharmaceutical company VR Laboratories.  Mr. Crapper has a Bachelor of Science in Applied Chemistry from the University of Technology, Sydney and an MBA from Macquarie University.

Dr. Ian Alexander McDonald  BSc PhD is Chief Technical Officer of Pharmaxis.  Dr. McDonald has 25 years international experience in managing drug discovery and design teams in Europe and the U.S.  He joined Pharmaxis in April 2005 in his current role and his contract expires June 30, 2007.  Dr. McDonald was most recently Vice President of Drug Discovery at Structural GenomiX Inc.  Prior experience includes similar positions at Structural Bioinformatics Inc, Vice President of Chemistry with responsibilities for medicinal and bio-chemistry at SIBIA Neuroscience (now part of Merck Research Laboratories) and Merrell Dow (now part of Sanofi-Aventis). Under his leadership, six compounds have been developed and evaluated in clinical trials.  Dr. McDonald has co-authored over 74 peer-reviewed manuscripts and book chapters, and is an inventor on 38 issued US patents.

David M. McGarvey  BA CA CPA is Chief Financial Officer and Company Secretary of Pharmaxis.  Mr. McGarvey has 19 years’ experience as Chief Financial Officer of successful Australian-based international technology businesses, and he joined Pharmaxis in December 2002 in his current role.  His current contract expires on June 30, 2008.  After 10 years with PricewaterhouseCoopers, Mr. McGarvey joined high technology start-up company Memtec Limited in 1985 as Chief Financial Officer.  Mr. McGarvey was instrumental in the U.S. listing of Memtec on NASDAQ and subsequently the NYSE, involving SEC filings, full U.S. GAAP financial statements and dual-jurisdiction debt and equity raisings.  During his time at Memtec and its acquirer US Filter, Mr. McGarvey managed the financial and legal aspects of over 30 acquisitions, mergers and divestitures in a number of European and American countries.  Mr. McGarvey has a Bachelor of Arts (Accounting Major) from Macquarie University and was admitted to the Institute of Chartered Accountants in Australian in 1981.

Gary J. Phillips  BPharm MBA is the Head of Commercial Development for of Pharmaxis.  Mr. Phillips has broad operational management experience across the pharmaceutical industry value chain after spending the last 22 years in the healthcare industry in Europe, Asia and Australia.  He joined Pharmaxis in December 2003 in his current role.  His current contract expires on June 30, 2008.  Mr. Phillips has an extensive record in marketing and sales, including new product launches, brand repositioning, process improvement, and customer targeting programs.  He was previously CEO of Novartis in Australia, where he successfully launched breakthrough oncology and ophthalmology products and relaunched newly acquired primary care products.  His previous roles include Area Director, Asia, for Novartis, and CEO of Ciba Geigy in Hungary.  Mr. Phillips holds an honours degree in Pharmacy from Nottingham University, UK and an MBA from Henly Management College.

Denis M. Hanley  AM MBA FCPA FAICD is the Chairman of the board of directors of Pharmaxis.  Mr. Hanley is a leading expert in developing and commercializing new technology and has extensive experience in building Australian corporations to become successful global entities.  Mr. Hanley joined the board of Pharmaxis as chairman in October 2001 and was re-appointed at the 2004 annual general meeting.  Mr. Hanley’s experience includes 14 years as chief executive officer of Memtec Limited, growing the start-up company to become an international force in filtration and separations technology, listed on the New York Stock Exchange with a market capitalization of US$400 million.  Prior to this, Mr. Hanley spent more than a decade at global medical company Baxter Healthcare, both in the U.S. and also as Australian Managing Director.  Mr. Hanley has served on the Australian Industry Research and Development Board and various technology councils and roundtables.  He is a director of Lochard Limited, Universal Biosensors Inc., The Principals Funds Management Pty Ltd and CathRx Pty Ltd, and is a member of the Australian Governments Cooperative Research Centre Committee. In 1976, Mr. Hanley was awarded an MBA with High Distinction and was named a Baker Scholar at the Harvard Graduate School of Business Administration.

Carrie J. Hillyard  BSc(Hons) PhD FTSE is a director of Pharmaxis.  Dr. Hillyard has more than 30 years’ experience in the complete healthcare product lifecycle and joined our board of directors in August 2002.  In accordance with our Constitution, Dr. Hillyard will offer herself for re-appointment at next year’s annual general meeting.  Dr. Hillyard’s career extends from research in cancer and endocrinology at London University, through patenting and developing novel diagnostic technologies, to assisting entrepreneurs and early-stage life science companies.  She is a founder and Partner at CM Capital Investments, where she manages the Life Sciences practice.  The inventor of six patent families, Dr. Hillyard has also been involved in liaising with pharmaceutical companies and institutions, licensing technology, managing collaborations, consulting to the biotechnology industry and research institutions, and attracting venture funding.  She has also advised government on science and technology matters and is a board member of ANSTO.  Dr. Hillyard was elected a Fellow of the Academy of Technological Sciences and Engineering in 1997 and was awarded a Centenary medal in 2003.  Dr. Hillyard holds an Honours degree from the University of London and a PhD from the Royal Postgraduate Medical School (London).

Charles P.H. Kiefel  B Com. FCA FAICD is a director of Pharmaxis.  Mr. Kiefel has more than 20 years’ experience in finance and investment banking and joined our board of directors in May 2003.  His current contract expires April 29, 2006 but in accordance with our Constitution, Mr. Kiefel will offer himself for re-appointment at next year’s annual general meeting.  In a career spanning New York, London and Sydney, Mr. Kiefel has advised a broad range of clients, from technology and telecommunications companies to pharmaceutical and financial services organizations.  Mr. Kiefel served as investment banker in the initial public offerings and equity raisings for Memtec Ltd and Datacraft Limited.  He was formerly Managing Director of Corporate Finance at ANZ Investment Bank and Director of Corporate Finance at Ord Minnett, and has also worked with Lazard Brothers & Co. Ltd (London) and Lazard Frere (New York).  Mr. Kiefel is currently a director of Universal Biosensors Pty Ltd, Military Superannuation & Benefits Board, The Principals Funds Management Pty Ltd, Turner Investment Partners Australia Pty Ltd, WHTM Asset Management Ltd, and WHTM Capital Management Ltd, and an advisory board member of International Pacific Equity Partners Fund II and Pacific Equity Partners Australian Unit Trust.  Mr. Kiefel has a Bachelor of Commerce from the University of NSW and is a Fellow of the Australian Institute of Chartered Accountants.

Malcolm J. McComas  B Ec. LLB FSIA AICD is a director of Pharmaxis.  Mr. McComas has more than 20 years’ investment banking and 5 years’ legal experience, particularly in equity and debt finance, acquisitions and divestments, and structuring and implementing major equity issues and privatizations.  He has advised on more than 50 equity issues for corporations and governments in various sectors including finance, consumer products, media and telecommunications, manufacturing and healthcare.  Mr. McComas joined the Pharmaxis board in July 2003.  His current contract expires July 4, 2006 and in accordance with our Constitution Mr. McComas will offer himself for re-appointment at the 2006 annual general meeting. He was a director of Grant Samuel from 1999 to 2004 and is now a consultant to Grant Samuel, the corporate advisory, property services and funds management group.  He is a non-executive director of Australasian Investors Limited and non-executive chairman of Sunshine Heart Inc.  Mr. McComas previously served as a Managing Director at Salomon Smith Barney and County NatWest.  Mr. McComas has a Bachelor of Economics and a Bachelor of Laws from Monash University.

Brigitte Smith  B Chem.Eng. MBA MALD FAICD is a director of Pharmaxis.  Ms. Smith is a venture capital investor with more than ten years’ experience in strategic management consulting and working with early stage technology-based businesses in the U.S. and Australia.  She has served on the Pharmaxis board since October 1999 and was re-appointed at the 2004 annual general meeting.  Ms. Smith is managing director of GBS Venture Partners, the specialist life science venture capital business she co-founded in 2002 after completing a management buy-out from Rothschild.  Ms. Smith sits on the board of five of GBS Venture Partners’ portfolio companies, including Dynamic Hearing Pty Ltd, Smart Drug Systems Inc., Kalobios Inc., and Proacta Inc.  A former Fulbright Scholar, Brigitte is also an Adjunct Senior Lecturer at Melbourne Business School, where she teaches Entrepreneurial Finance.  Ms. Smith was awarded an MBA with honours from the Harvard Business School, a Master of Arts from the Fletcher School of Law and Diplomacy and a Bachelor of Chemical Engineering from the University of Melbourne.

Scientific Advisory Board

The members of the Pharmaxis Scientific Advisory Board play an important role advising the Company in their areas of expertise.

Sandra Anderson  BSc PhD DSc FANZSRS is an expert in the diagnosis and treatment of asthma.  She is a world authority in the measurement, management and mechanisms of exercise-induced asthma, and has developed a variety of tests for identifying asthma, including Aridol.  A prolific author and the recipient of numerous awards for her work, Dr. Anderson is Principal Hospital Scientist in the Department of Respiratory Medicine of the Royal Prince Alfred Hospital, Sydney.  She is a Vice President of Asthma NSW and Co-Chairman of their Research Advisory Committee.  Dr. Anderson has served on various international taskforces and committees and is currently part of an independent panel of the International Olympic Committee Medical Commission.  She is actively engaged in the Company’s development, participating in technical presentations to various opinion leaders and regulatory authorities around the world.  Dr. Anderson holds a Bachelor of Science in Physiology from the University of Sydney and a PhD in Medicine from the University of London.

Norbert Berend MB BS MD FRACP is Director of the Woolcock Institute of Medical Research at Royal Prince Alfred Hospital, Sydney and is internationally recognized for his work in chronic obstructive pulmonary disease.  Dr. Berend is active in national and international peer groups, is a member of the COPD Guidelines Working Party, and serves on the Respiratory Clinical Expert Reference Committee of the NSW Department of Health.  In addition, he is a Senior Investigator for the Cooperative Research Centre, or CRC, for Asthma and a Director of the CRC for Chronic Inflammatory Diseases and is the author of more than 95 publications on airways disease, emphysema, and infection in COPD.  Dr. Berend was a principal investigator at one site participating in the Aridol trial as well as serving on trial related safety committees.

Malcolm Fisher  AO MBChB MD is renowned for his work in critical care medicine, having received numerous awards and being named an officer in the Order of Australia.  Based in Sydney, Dr. Fisher is a Staff Specialist in the Intensive Care Unit of Royal North Shore Hospital, and Area Director of Intensive Care and Clinical Professor in Intensive Care Medicine in the Departments of Medicine and Anaesthesia at the University of Sydney.  He is a past President of the World Federation of Intensive and Critical Care Medicine Societies, and its Australasian chapter, ANZICS.  He is the author of two books and more than 130 scientific articles.

Richard J.I. Morgan  CBiol. MIBiol. DRCPath has more than 25 years’ experience in pharmaceutical research and development, and has been involved in the development of a large number of successful, marketed pharmaceutical products.  He has held senior management positions within preclinical safety (a vital precursor to human clinical trials), including Head of Toxicology at pharmaceutical giant Wellcome and International Head of Toxicology and Preclinical Outsourcing for GlaxoWellcome (later GlaxoSmithKline).  He has been responsible for evaluating the preclinical safety of more than 100 new chemical entities, ranging from anti-infectives and anti-parasitics to cancer compounds and vaccines.  He currently advises U.K. and Australian companies on toxicology and preclinical discovery and development.  Mr. Morgan consults to the Company on the preclinical safety aspects of developing products.

B.                                    Compensation

Principles used to determine the nature and amount of remuneration.  As a company building an international pharmaceutical business, we require a board of directors and senior management team that have both the technical capability and relevant experience to execute the Company’s business plan.  We consider options a key tool in attracting the required talented individuals to our board of directors and management team while staying within the fiscal constraints of a growing company.  Director and executive compensation includes a mix of short and long-term components.  Compensation of executive directors and other executives include a meaningful proportion that varies with individual performance.  Cash incentives and the vesting of options are subject to performance assessment by the Remuneration and Nomination Committee.  Performance targets in the main relate to objectives and milestones assigned to individual executives from the Company’s annual business plan.  Individual performance targets are agreed by the Remuneration and Nomination Committee and the full board each year.  Annual performance of each executive is reviewed by the Remuneration and Nomination Committee each year.  Compensation of executive directors and other executives are reviewed each year with changes typically taking effect on January 1 each year.  As non-executive directors assess individual and company performance, their remuneration does not have a variable performance related component.

Non-executive directors.  Fees and payments to non-executive directors reflect the demands that are made on, and the responsibilities of, the directors.  Non-executive directors’ fees and payments are reviewed annually by the Remuneration and Nomination Committee of our board of directors.  There are four components to the fees:

•                  a base fee, as of January 1, 2005, of $55,375 for the chairman and $27,156 for other non-executive directors;

•                  an additional flat annual fee, as of January 1, 2005, for non-executive directors serving on committees of $5,000;

•                  statutory superannuation for the non-executive directors we deem independent under applicable Australian guidelines, currently 9%; and

•                  options under the Pharmaxis Ltd Employee Option Plan.  Options vest over approximately four years from grant date.  Note that options are not granted to Ms. Smith or Dr. Hillyard who are principals of their respective venture capital firms that manage funds which are significant shareholders of the Company.

Non-executive directors’ fees (including statutory superannuation) are determined within an aggregate directors’ fee pool limit, which is periodically recommended for approval by shareholders.  The pool of remuneration approved by shareholders at general meeting currently stands at a maximum of $300,000 per annum in total.  The amount paid to non-executive directors in 2004 was $149,846.  Subject to the requirements of Australian law, termination payments apply only to executive directors, as discussed below.

Executive directors and other senior executives.  There are four components to executive remuneration:

•                  a base salary paid in cash or packaged at the executive’s discretion within Australian fringe benefits tax guidelines as a total cost package;

•                  statutory superannuation up to 9%;

•                  a variable incentive component payable annually dependent upon achievement of performance targets set and approved by the Remuneration and Nomination Committee; and

•                  options under the Pharmaxis Ltd Employee Option Plan.  Options typically vest over a four-year time frame.  For options granted after January 1, 2003, the number of an individual executive’s options vesting is subject to achievement of the performance targets set and approved by the Remuneration and Nomination Committee.  The committee may approve the vesting of all or only a portion of the relevant options.  Founder options were granted in 2003 to the founding scientists, W.B. Cowden and B. Charlton.  These options vested at June 30, 2003.  Sign-on options were granted to D.M. McGarvey in 2003 and J.F. Crapper and G.J. Phillips in 2004.  Sign-on options vest completely on the first anniversary of the executive commencing employment with us.

Base pay for senior executives is reviewed annually to ensure the executive’s pay is competitive with the market.  An executive’s pay is also reviewed on promotion.  The employment contracts for each of the above-listed executive directors and executives, which are described below, can be terminated immediately by the Company for serious misconduct, with one month’s notice if the employee becomes mentally or physically unfit to perform or carry out their employment, with two months notice if the executive’s position ceases to exist, and with three months notice without cause.  No additional payments apply on termination.

Executive Compensation

The following table sets forth all of the compensation awarded to, earned by or paid to each individual who served as directors and executive officers in 2004.

Summary Compensation Table

Directors

	Primary
Name	Cash salary or directors’ fees		Cash incentive 2003(1)	Cash incentive 2004(1)	Super- annuation	Equity Options(2)	Total
	($)		($)	($)	($)	($)	($)
Denis M. Hanley	53,750	*	4,838	28,017	86,605
Alan D. Robertson	182,500		50,000	72,000	15,750	67,240	387,490
Brett Charlton	133,250		30,000	36,000	11,700	33,620	244,570
Brigitte H. Smith	15,313	*	—	—	—	—	15,313
Charles P.H. Kiefel	27,813	*	—	—	2,503	16,038	46,354
Carrie J. Hillyard	15,313	*	—	—	—	—	15,313
Malcolm J. McComas	27,813	*	—	—	2,503	17,465	47,781
William B. Cowden (alternate for Brett Charlton; resigned 22 September 2003)	30,582		30,000	—	2,685	7,716	70,983
Geoffrey E.D. Brooke (alternate for Brigitte Smith; resigned 22 September 2003)	—		—	—	—	—	—
Mark A. Morrisson (alternate for Carrie Hillyard; resigned 22 September 2003)	—		—	—	—	—	—
Total	486,334		110,000	108,000	39,979	170,096	914,409

Executive Officers

	Primary
Name	Cash salary and fees	Cash incentive 2003(1)	Cash incentive 2004(1)	Super- annuation	Equity Options(2)	Total
	($)	($)	($)	($)	($)	($)
William Butler Cowden (alternate director until 22 September 2003)	102,668	—	12,000	9,015	25,904	149,587
John Francis Crapper	174,250	—	22,500	15,300	122,713	334,763
David Morris McGarvey	184,496	10,000	40,000	16,200	94,759	345,455
Gary Jonathan Phillips (appointed 1 December 2003)	107,917	—	23,320	9,713	54,782	195,732
Total	569,331	10,000	97,820	50,228	298,158	1,025,537

(1) Cash incentives in respect of the 2003 fiscal year were approved by the Remuneration Committee and paid in August 2003.  Cash incentives in respect of the 2004 fiscal year were approved by the Remuneration and Nomination Committee and paid in June 2004.

(2) The fair value of option grants were estimated on the date of each grant using the Black-Scholes option pricing model.

* Directors’ Fees

Stock Option Grants in 2004

Details of options over ordinary shares in the Company provided during the fiscal year ended June 30, 2004 as remuneration to each director of Pharmaxis Ltd and each of the specified executives of the Company are set out below.  When exercisable, each option is convertible into one ordinary share of Pharmaxis Ltd.  Options are issued at a zero purchase price.  Vesting details are set out in the subsequent table.

Name	Number of options granted during the year	Exercise Price	Expiration Date

Directors
Malcolm J. McComas	200,000	$0.3125	July 3, 2013

Executive Officers
John F. Crapper	960,000	$0.3125	June 30, 2013

Gary J. Phillips	500,000	$0.3760	November 30, 2013

2004 Stock Option Values

Option holdings

The numbers of options over ordinary shares in the Company held at June 30, 2004 by each director of Pharmaxis Ltd and each of the executive officers are set out below.  When exercisable, each option is convertible into one ordinary share of Pharmaxis Ltd.  Options are issued at a zero purchase price.

Name	Number of securities	Exercise Price	Expiration Date	Vesting

Directors
D.M. Hanley	640,000	$0.3125	August 30, 2011	640,000 at August 30, 2002 (2)
	400,000	$0.3125	June 30, 2012	100,000 at each of June 30, 2003, 2004, 2005 and 2006 (2)

A.D. Robertson	1,120,000	$0.125	November 30, 2009	280,000 at each of June 30, 2000, 2001, 2002 and 2003 (2)
	960,000	$0.3125	June 30, 2012	240,000 at each of June 30, 2003, 2004, 2005 and 2006 (1 (2)

B. Charlton	640,000	$0.125	November 30, 2009	160,000 at each of June 30, 2000, 2001, 2002 and 2003 (2)
	480,000	$0.3125	June 30, 2012	480,000 at June 30, 2003 (2)
	480,000	$0.3125	June 30, 2012	120,000 at each of June 30, 2003, 2004, 2005 and 2006 (1) (2)

C.P.H. Kiefel	200,000	$0.3125	April 30, 2013	50,000 at each of June 30, 2004, 2005, 2006 and 2007 (2)

M.J. McComas	200,000	$0.3125	July 3, 2013	50,000 at each of June 30, 2004, 2005, 2006 and 2007 (2)

Executive Officers
W.B. Cowden	640,000	$0.125	November 30, 2009	160,000 at each of June 30, 2000, 2001, 2002 and 2003 (2)
	480,000	$0.3125	June 30, 2012	480,000 at June 30, 2003 (2)
	480,000	$0.3125	June 30, 2012	120,000 at each of June 30, 2003, 2004, 2005 and 2006 (1) (2)

J.F. Crapper	480,000	$0.3125	June 30, 2013	480,000 at July 4, 2004
	480,000	$0.3125	June 30, 2013	120,000 at each of June 30, 2004, 2005, 2006 and 2007 (1)

D.M. McGarvey	480,000	$0.3125	June 30, 2012	120,000 at each of June 30, 2003, 2004, 2005 and 2006 (1)
	480,000	$0.3125	November 30, 2012	480,000 at December 1, 2003

G.J. Phillips	250,000	$0.376	November 30, 2013	62,500 at each of June 30, 2004, 2005, 2006 and 2007 (1)
	250,000	$0.376	November 30, 2013	250,000 at December 1, 2003

(1) Vesting is subject to approval of the Remuneration and Nomination Committee

(2) Options granted to directors and W.B. Cowden are escrowed by the ASX until November 10, 2005.

Employment Agreements

The following executive directors and senior managers have service agreements with the Company as follows.  Each of these agreements provide for the provision of performance-related cash incentives and participation, when eligible, in the Pharmaxis Employee Option Plan.  Other major provisions of the agreements relating to remuneration are set out below.

Alan Duncan Robertson, Managing Director & Chief Executive Officer

•                  Term of agreement – expires June 30, 2008.

•                  Effective July 1, 2005, a base salary of $220,000, superannuation of $19,800 and a bonus potential of $80,000.  The base salary and bonus potential are reviewed annually by the Remuneration and Nomination Committee.

•                  The employment can be terminated immediately by the Company for serious misconduct, with one month’s notice if the employee becomes mentally or physically unfit to carry out or perform his employment, with two months notice if the position ceases to exist, and with three months’ notice without cause.  No additional payments apply on termination other than accrued annual leave.

Brett Charlton, Medical Director

•                  Term of agreement – expires June 30, 2008.

•                  Effective July 1, 2005, a base salary of $185,000, superannuation of $16,650 and a bonus potential of $40,000. The base salary and bonus potential are reviewed annually by the Remuneration and Nomination Committee.

•                  The employment can be terminated immediately by the Company for serious misconduct, with one month’s notice if the employee becomes mentally or physically unfit to carry out or perform his employment, with two months notice if the position ceases to exist, and with three months’ notice without cause.  No additional payments apply on termination other than accrued annual leave.

William Butler Cowden, Chief Scientific Officer

•                  Term of agreement – expires June 30, 2008.

•                  Effective July 1, 2005, a base salary of $143,500, superannuation of $12,915 and a bonus potential of $40,000.  The base salary and bonus potential are reviewed annually by the Remuneration and Nomination Committee.

•                  The employment can be terminated immediately by the Company for serious misconduct, with one month’s notice if the employee becomes mentally or physically unfit to carry out or perform his employment, with two months notice if the position ceases to exist, and with three months’ notice without cause.  No additional payments apply on termination other than accrued annual leave.

John Francis Crapper, Chief Operations Officer

•                  Term of agreement – expires June 30, 2008.

•                  Effective July 1, 2005, a base salary of $187,500, superannuation of $16,875 and a bonus potential of $25,000.  The base salary and bonus potential are reviewed annually by the Remuneration and Nomination Committee.

•                  The employment can be terminated immediately by the Company for serious misconduct, with one month’s notice if the employee becomes mentally or physically unfit to carry out or perform his employment, with two months notice if the position ceases to exist, and with three months’ notice without cause.  No additional payments apply on termination other than accrued annual leave.

Ian Alexander McDonald, Chief Technical Officer

•                  Term of agreement – expires June 30, 2007.

•                  Effective April 1, 2005, a base salary of $175,000, superannuation of $15,750 and a bonus potential of $25,000.  The base salary and bonus potential are reviewed annually by the Remuneration and Nomination Committee.

•                  The employment can be terminated immediately by the Company for serious misconduct, with one month’s notice if the employee becomes mentally or physically unfit to carry out or perform his employment, with two months notice if the position ceases to exist, and with three months’ notice without cause.  No additional payments apply on termination other than accrued annual leave.

David Morris McGarvey, Chief Financial Officer and Company Secretary

•                  Term of agreement – expires June 30, 2008.

•                  Effective July 1, 2005, a base salary of $198,500, superannuation of $17,865 and a bonus potential of $40,000.  The base salary and bonus potential are reviewed annually by the Remuneration and Nomination Committee.

•                  The employment can be terminated immediately by the Company for serious misconduct, with one month’s notice if the employee becomes mentally or physically unfit to carry out or perform his employment, with two months notice if the position ceases to exist, and with three months’ notice without cause.  No additional payments apply on termination other than accrued annual leave.

Gary Jonathan Phillips, Commercial Director, appointed December 1, 2003

•                  Term of agreement – expires June 30, 2008.

•                  Effective July 1, 2005, a base salary of $194,500, superannuation of $17,505 and a bonus potential of $40,000.  The base salary and bonus potential are reviewed annually by the Remuneration and Nomination Committee.

•                  The employment can be terminated immediately by the Company for serious misconduct, with one month’s notice if the employee becomes mentally or physically unfit to carry out or perform his employment, with two months notice if the position ceases to exist, and with three months’ notice without cause.  No additional payments apply on termination other than accrued annual leave.

Indemnification of Directors and Officers

Agreement to indemnify directors and officers.  We have entered into Deeds of Access, Indemnity and Insurance with each of the directors and the Company secretary.  Each deed provides each respective indemnitee with the following:

•                  a right to access certain board papers of the Company during the period of their tenure and for a period of seven years after that tenure ends;

•                  subject to the Corporations Act 2001, an indemnity in respect of liability to persons other than the Company and its related bodies corporate that they may incur while acting in their capacity as an officer of the Company or a related body corporate, except where that liability involves a lack of good faith and for defending certain legal proceedings; and

•                  the requirement that the Company maintain appropriate directors’ and officers’ insurance for the officer.

The Constitution also provides a similar requirement for us to indemnify all of our officers and the officers of our subsidiaries, allowing us to pay premiums insuring the directors against liability incurred by the person in their capacity as officers.  No liability has arisen under these indemnities as at the date of this registration statement on Form 20-F.

Insurance of officers.  We insure the directors and officers of the Company.

Severance and Change of Control Agreements

Details of the payments owing to directors on termination are set out above.  See “Item 6.  Directors, Senior Management and Employees – B.  Compensation – Employment Agreements.”

Employee Option Plan

Any person considered to be an employee by our board of directors including the executive directors and the non-executive directors are eligible to participate in our Employee Option Plan, but do so at the invitation of our board of directors.  Under the Employee Option Plan, the board of directors may issue options over our ordinary shares on such terms, including the issue price, the exercise price and the vesting conditions, as it determines.  The maximum number of options available to be issued under the Employee Option Plan is 15% of our total issued shares and other securities convertible into shares.

Any vesting conditions determined by our board of directors must be satisfied before the employee options vest and become exercisable.  Options are generally granted for no consideration and vest in equal tranches over a four-year period.  For options granted after January 1, 2003, the annual vesting is subject to approval by the Remuneration and Nomination Committee of our board of directors.  The Committee gives its approval for vesting based on the achievement of individual employee’s personal annual objectives.  If a takeover offer is made for us, all options which have not yet vested, vest.

When exercisable, each option issued under the Employee Option Plan entitles the holder to subscribe for one fully paid ordinary share in us. Each ordinary share issued on exercise of an option will rank equally with all other ordinary shares then on issue.

The exercise price of the employee options is set by our board of directors.  Before the Company listed on the Australian Stock Exchange in November 2003, our board of directors set the exercise price based on its assessment of the market value of the underlying shares at the time of grant.  Since listing, the exercise price is set by our board of directors as the average closing price of our ordinary shares on the Australian Stock Exchange during the five business days prior to the grant of the options.

The employee options lapse on such date as determined by the board of directors at the time of grant.  If an optionholder ceases to be regarded as an employee by our board of directors, all of his or her options which have not yet vested lapse and all options which have already vested lapse after 30 days.  If an employee is terminated for cause, dishonesty or fraud, his or her options lapse immediately on ceasing to be an employee.  If an employee dies, all options which have not vested lapse and all options which have vested, lapse on the expiry of 12 months after the death of the employee (to the extent that they are not exercised by the estate of the former employee).

The employee options do not confer a right to notices of general meetings (except as may be required by law) or a right to attend, speak or vote at general meeting.

A holder of employee options may only participate in new issues of securities in respect of options which have been exercised and ordinary shares issued prior to the record date for the entitlements to the new issue.

In the event of a consolidation, subdivision or similar reconstruction of our issued share capital, the number of shares to which a holder of options is entitled on exercise of an option will be adjusted in the same proportion as our issued share capital is consolidated, subdivided or reconstructed (as applicable) and an appropriate adjustment will be made to the exercise price with the effect that the total amount payable on an exercise of all options by each holder will not change.

If any pro-rata offer is made by us to at least all holders of shares, the exercise price of the relevant employee options will be reduced according to a formula set out in the Employee Option Plan and consistently with the Listing Rules of Australian Stock Exchange Ltd.

If we make a bonus issue of shares to ordinary shareholders, the number of shares over which the employee options are exercisable may be increased by the number of shares the relevant option holder would have received if the option had been exercised prior to the record date of the bonus issue.

If we make a return of capital to our shareholders generally, the exercise price of the employee options will be proportionately reduced by the amount of the return of capital.

Except by transmission on death or with the prior written consent of our board of directors, employee options may not be transferred, encumbered, assigned or otherwise disposed of by the relevant employee.  Shares issued on exercise of the options are freely transferable and we seek quotation of any such shares on the Australian Stock Exchange.

The Employee Option Plan may be amended with any necessary approvals under the Corporations Act 2001 and the Listing Rules of Australian Stock Exchange Ltd.  The Corporations Act 2001 and the Listing Rules of Australian Stock Exchange Ltd prevail over the Employee Option Plan to the extent of any inconsistency.  The Employee Option Plan is administered by the board of directors.

Set out below are summaries of options granted under the Employee Option Plan.

Grant date	Expiry date	Exercise price	Balance at start of the period	Issued during the period	Exercised during the period	Lapsed during the period	Balance at end of the period

Six months ended December 31, 2004
December 1, 1999	November 30, 2009	$0.1250	2,400,000	—	—	—	2,400,000
July 1, 2000	June 30, 2010	$0.1250	384,000	—	224,000	—	160,000
January 1, 2001	December 31, 2010	$0.1250	96,000	—	96,000	—	—
September 1, 2001	August 30, 2011	$0.3125	640,000	—	—	—	640,000
December 2, 2001	November 30, 2011	$0.1250	160,000	—	—	—	160,000
May 12, 2003	June 30, 2012	$0.3125	4,640,000	—	52,000	—	4,588,000
May 12, 2003	November 30, 2012	$0.3125	480,000	—	—	—	480,000
May 12, 2003	April 30, 2013	$0.3125	216,000	—	—	—	216,000
July 1, 2003	June 30, 2013	$0.3125	960,000	—	—	—	960,000
July 4, 2003	July 3, 2013	$0.3125	200,000	—	—	—	200,000
December 9, 2003	November 30, 2013	$0.3760	500,000	—	—	—	500,000
April 25, 2004	April 24, 2014	$0.5080	60,000	—	—	15,000	45,000
June 4, 2004	June 3, 2014	$0.4260	15,000	—	—	—	15,000
			10,751,000	—	372,000	15,000	10,364,000

Year ended June 30, 2004
December 1, 1999	November 30, 2009	$0.1250	2,400,000	—	—	—	2,400,000
July 1, 2000	June 30, 2010	$0.1250	384,000	—	—	—	384,000
January 1, 2001	December 31, 2010	$0.1250	96,000	—	—	—	96,000
September 1, 2001	August 30, 2011	$0.3125	640,000	—	—	—	640,000
December 2, 2001	November 30, 2011	$0.1250	160,000	—	—	—	160,000
May 12, 2003	June 30, 2012	$0.3125	4,640,000	—	—	—	4,640,000
May 12, 2003	November 30, 2012	$0.3125	480,000	—	—	—	480,000
May 12, 2003	April 30, 2013	$0.3125	224,000	—	—	8,000	216,000
July 1, 2003	June 30, 2013	$0.3125		960,000	—	—	960,000
July 4, 2003	July 3, 2013	$0.3125		200,000	—	—	200,000
December 9, 2003	November 30, 2013	$0.3760		500,000	—	—	500,000
April 25, 2004	April 24, 2014	$0.5080		75,000	—	15,000	60,000
June 4, 2004	June 3, 2014	$0.4260		15,000	—	—	15,000
			9,024,000	1,750,000	—	23,000	10,751,000

Grant date	Expiry date	Exercise price	Balance at start of the period	Issued during the period	Exercised during the period	Lapsed during the period	Balance at end of the period

Year ended June 30, 2003
December 1, 1999	November 30, 2009	$0.1250	2,400,000	—	—	—	2,400,000
July 1, 2000	June 30, 2010	$0.1250	384,000	—	—	—	384,000
January 1, 2001	December 31, 2010	$0.1250	96,000	—	—	—	96,000
September 1, 2001	August 30, 2011	$0.3125	640,000	—	—	—	640,000
December 2, 2001	November 30, 2011	$0.1250	160,000	—	—	—	160,000
May 12, 2003	June 30, 2012	$0.3125	—	4,640,000	—	—	4,640,000
May 12, 2003	November 30, 2012	$0.3125	—	480,000	—	—	480,000
May 12, 2003	April 30, 2013	$0.3125	—	224,000	—	—	224,000
			3,680,000	5,344,000	—	—	9,024,000

Retirement Benefits

As required by Australian law, the Company contributes to standard defined contribution superannuation funds on behalf of all employees at an amount up to nine percent of employee salary.  The Company permits employees to choose the superannuation fund into which the contributions are paid, provided the fund is appropriately registered.

The Company contributed $4,000, $69,000 and $125,000, $54,000 and $76,000, and $194,000 and $262,000 for the fiscal years ended June 30, 2002, 2003 and 2004, the six months ended December 31, 2003 and 2004, and the period from inception to June 30, 2004 and December 31, 2004, respectively.

C.                                    Board Practices

For the date of expiration of the current term of office of our directors and senior management and the period during which the person has served in that office, see “Item 6.  Directors, Senior Management and Employees – A.  Directors and Senior Management.”

For details of directors’ service contracts with the Company providing for benefits upon termination of employment, see “Item 6.  Directors, Senior Management and Employees – B.  Compensation – Employment Agreements.”

Board of Directors

Our board of directors currently consists of seven directors, including five non-executive directors, of which one is non-executive chairman.  Under our Constitution, the number of directors will not, unless otherwise determined by an ordinary resolution of the Company, be less than three nor more than nine.  A director need not be a shareholder of the Company.  Only a person over the age of 18 may be appointed as a director.

Our directors are subject to periodic retirement and re-election by shareholders in accordance with the Constitution and the Listing Rules of Australian Stock Exchange Ltd.  At each annual general meeting one-third of our directors who are subject to retirement by rotation or, if their number is not a multiple of three, the nearest to one-third but not exceeding one-third, retire from office.  Any director appointed by the directors since the last annual general meeting or for whom it would be their third annual general meeting must also retire from office.  Any retiring director is eligible for reappointment.  Generally, the effect of the retirement by rotation provisions is that the directors retire and are subject to re-election at staggered intervals.

The directors may appoint one of themselves as a managing director, for any period and on any terms as the directors decide.  The retirement by rotation provisions do not apply to the managing director.  A person ceases to be a director if the Corporations Act 2001 so provides, if the director resigns by notice to us, if the shareholders in a general meeting remove the director, if the director is absent without the consent of the board of directors from all directors’ meetings during any six-month period, if the director becomes mentally incapable and the director’s estate or property has had a personal representative or trustee appointed to administer it, or if the director is an executive and he or she ceases to be an executive of us.

A director may appoint an alternate for a specified period with the consent of the directors.  If the appointor of the alternate is not present, the alternate may attend the directors’ meeting, count in the quorum, speak, and vote in the place of the appointor and exercise any other powers (except the power to appoint an alternate) that the appointor may exercise.  We may pay an alternate any remuneration the directors decide, in reduction of the appointor’s remuneration.  We do not currently have any alternate directors.

The directors may meet, adjourn and otherwise regulate their meetings as they decide.  Any director may call a directors’ meeting.  The quorum for a directors’ meeting is two directors, unless the board of directors decides otherwise.  If a person appointed as an alternate director is already a director, he or she must be counted as a director and separately as an alternate for quorum purposes.  If a person is an alternate for more than one director, he or she must be counted separately for each appointment for quorum purposes.  If there are not enough directors in office to form a quorum, the remaining directors may only act to increase the number of directors, to call a general meeting of shareholders or in an emergency.

Subject to the Corporations Act 2001, each director has one vote.  If a director is also an alternate, the director has one vote as a director and one vote as an alternate.  If a person is an alternate for more than one director, the person has one vote for each appointment.  A resolution of the directors is passed by a majority of votes cast.  Subject to the Listing Rules of Australian Stock Exchange Ltd, the chairman has a casting vote.

Our board of directors are given all our powers to manage our business except for any powers that the Corporations Act 2001 or the Constitution require us to exercise in general meeting.  Without limitation, the directors may execute documents on behalf of us, execute negotiable instruments, delegate any of their powers to a committee of directors or to one director and may appoint any person to be our attorney and agent.

Our directors are not prohibited from entering into proposals, arrangements and contracts in which they are interested.  A director must declare to us the nature of their material personal interest.  This notification may be a standing notification.  A director is not required to give notice of an interest if the interest:

•                  arises because the director hold shares in us in common with other shareholders;

•                  arises in relation to the director’s remuneration as a director of us;

•                  relates to a contract we are proposing to enter into that is subject to approval by our shareholders and will not impose any obligation on us if it is not approved by shareholders;

•                  arises merely because the director is a guarantor or has given an indemnity or security for all or part of a loan (or proposed loan) to us or arises merely because the director has a right of subrogation in relation to a guarantee or indemnity;

•                  relates to a contract that insures, or would insure, the directors against liabilities the director incurs as an officer of a company (but only if the contract does not make the company or related body corporate the insurer);

•                  relates to any payment by us or a related body corporate in respect of an indemnity permitted under the Corporations Act 2001 or a contract relating to such indemnity;

•                  is in a contract, or proposed contract, with, or for the benefit of, or on behalf of, a related body corporate of us and arises merely because the director is a director of the related body corporate; or

•                  the director has already given a standing notice of the nature and extent of the interest and the materiality of the interest has not increased above that disclosed in the notice.

A director who has a material personal interest in a proposal, arrangement or contract that is being considered at a directors’ meeting must not be present while the matter is being considered at the meeting or vote on the matter and may not be counted in a quorum unless the Corporations Act 2001 provides otherwise.  The director may be present and vote at such a directors’ meeting if the directors who do not have a material personal interest in the matter have passed a resolution that identifies the director, the nature and extent of the director’s interest in the matter and its relation to our affairs and states that those directors are satisfied that the interest should not disqualify the director from being present or voting.

At a shareholders meeting, we will disregard any votes cast by a director or any associate of a director who is voting in his or her capacity as a shareholder on a resolution relating to a proposal, arrangement or contract in which the director has a material personal interest if required to do so by the Listing Rules of Australian Stock Exchange Ltd.  The Listing Rules of Australian Stock Exchange Ltd provides that the votes of certain shareholders must be disregarded in a number of circumstances.  Generally, a shareholder’s vote must be disregarded if the person may benefit from the transaction that is the subject of the resolution (unless that benefit is received in their capacity as a shareholder in common with other shareholders).  For example, a director’s vote in his or her capacity as a shareholder may be disregarded in respect of:

•                  issues of shares or options requiring the approval of shareholders, if the director is entitled to acquire securities under the issue or has acquired securities under the issue (subject to a range of exceptions including in respect of a pro-rata offer made to all shareholders);

•                  the issue of options to the director;

•                  an increase in the remuneration payable to the directors;

•                  termination benefits payable to directors;

•                  related party transactions, if the director or his or her associates may receive a benefit under a related party transaction; or

•                  any transaction if, in the view of Australian Stock Exchange Ltd, the director’s vote should be disregarded.

We may not be required to disregard the vote of the director if the director is voting as a proxy for a person who is entitled to vote.

We may remunerate each director as the board of directors decides, but the total amount of the remuneration of non-executive directors may not exceed the amount fixed by shareholders in a general meeting.  Other amounts may be payable by us to directors under our Constitution, including the payment of reasonable costs and expenses incurred in the performance of their duties or amounts paid in respect of an indemnity.  In addition, shareholder approval may also be required in relation to the remuneration of executive directors unless the remuneration would be reasonable given our circumstances and the role of the director.  Our Remuneration and Nomination Committee is responsible for recommending to the board of directors the remuneration to be paid to both non-executive directors and executive directors.

In order to loan money or give similar financial benefits to a director, we must either obtain the approval of shareholders or the financial benefit must fall under an approved exception under the Corporations Act 2001. In the case of a loan, shareholder approval may not be required if the terms of the loan are reasonable in the circumstances (as though the parties were dealing on arms length terms) or the terms are less favorable to the director than reasonable notional arms length terms or if the financial benefit is an amount which does not exceed $2,000.  Company policies, however, ban loans to directors and executive officers.

Committees of the Board of Directors/Corporate Governance

We have adopted a Corporate Governance Framework details of which are available on our website (www.pharmaxis.com.au).  In preparing the framework, we have been mindful of the Principles of Good Corporate Governance and Best Practice Recommendations issued by the Australian Stock Exchange Corporate Governance Council in March 2003.  These recommendations are not mandatory, however departures from them are required to be fully disclosed in our annual report which is sent to shareholders and publicly disclosed through the Australian Stock Exchange Ltd.  Conscious of the need for our policies to be appropriate for the Company, we have identified several areas where we are best served by policies that differ from the Recommendations.  We expect that our Corporate Governance Framework will alter over time as we implement our business plans, as we grow in operational complexity, and as our shareholder base grows and to reflect the requirements of the Sarbanes-Oxley Act 2002, rules adopted by the SEC and listing standards of Nasdaq.

Board.   We regard Messrs. Hanley, Kiefel and McComas as independent non-executive directors for purposes of applicable Australian law, as described by the Pharmaxis Corporate Governance Framework, and in accordance with the Principles of Good Corporate Governance and Best Practice Recommendations issued by Australian Stock Exchange Ltd.

We do not regard Dr. Robertson and Dr. Charlton as independent directors under applicable Australian law as they are executives of us.  We do not consider Ms. Smith and Dr. Hillyard as independent directors under applicable Australian law because they are associated with shareholders that own a large number of shares in us.

Audit Committee.  The members of our audit committee are Messrs. Kiefel, McComas and Hanley.  Mr. Kiefel chairs the audit committee.  Our audit committee is responsible for the integrity of our financial reporting, for appointing the external auditor and overseeing the independence of the external auditor.

Remuneration and Nomination Committee.  The members of our remuneration and nomination committee are Mr. Hanley, Ms. Smith, and Dr. Hillyard.  Mr. Hanley chairs the committee.  The purpose of our Remuneration and Nomination committee is to assess the appropriate size, composition and skill mix of our board of directors, to evaluate the performance of our board of directors and individual directors, reviewing and recommending approval of compensation of directors and executive officers, and to administer our Employee Option Plan.

The Sarbanes-Oxley Act of 2002, SEC Rules and the Nasdaq National Market Marketplace Rules.  The Sarbanes-Oxley Act of 2002, as well as related new rules subsequently implemented by the SEC, require foreign private issuers, such as us, to comply with various corporate governance practices.  In addition, Nasdaq has recently made certain changes to its corporate governance requirements for companies that are listed on the Nasdaq National Market.  These changes allow us to follow Australian “home country” corporate governance practices in lieu of the otherwise applicable Nasdaq corporate governance standards, as long as we disclose each requirement of Rule 4350 that we do not follow and describe the home country practice we follow in lieu of the relevant Nasdaq corporate governance standards.  We intend to take all actions necessary for us to maintain compliance with applicable corporate governance requirements of the Sarbanes-Oxley Act, rules adopted by the SEC and listing standards of Nasdaq.  We propose to follow Australian corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Marketplace rules in respect of:

•                  The Nasdaq requirement under Rule 4350(f) that a quorum consist of holders of 33 and 1/3% of outstanding shares - The Listing Rules of Australian Stock Exchange do not have an express requirement that each issuer listed with Australian Stock Exchange have a quorum of any particular number of the outstanding ordinary shares of such issuer, but instead allow a listed issuer to establish its own quorum requirements.  Our quorum is currently five persons who are entitled to vote.  We believe this quorum requirement is consistent with the requirements of the Australian Stock Exchange and is appropriate and typical of generally accepted business practices in Australia.  For a summary of our quorum requirements, see “Refer to “Item 10.  Additional Information – B.  Constitution – Shareholders Meetings”;

•                  The Nasdaq requirements under Rules 4350(c)(1) and (2) relating to director independence, including the requirements that a majority of the board of directors must be comprised of independent directors and that independent directors must have regularly scheduled meetings at which only independent directors are present - The Nasdaq and Australian Stock Exchange definitions of what constitute an independent director are not identical and the requirements relating to the roles and obligations of independent directors are not identical.  The Australian Stock Exchange, unlike Nasdaq, permits an issuer to establish its own materiality threshold for determining whether a transaction between a director and an issuer affects the director’s status as independent and it does not require that a majority of the issuer’s board of directors be independent, as long as the issuer publicly discloses this fact.  In addition, the Australian Stock Exchange does not require that the independent directors have regularly scheduled meeting at which only independent directors are present.  We consider that our board composition is consistent with the requirements of the Australian Stock Exchange and that it is appropriate and typical of generally accepted business practices in Australia.  For a description of which of our directors we regard as being independent directors under Australian law, see “Item 6.  Directors, Senior Management and Employees – C.  Board Practices – Committees of the Board of Directors/Corporate Governance;”

•                  The Nasdaq requirements under Rule 4350(d) (other than Rule 4350(d)(2)(A)(ii), which the Company will comply with) relating to the composition of the audit committee and the audit committee charter - The Nasdaq and Australian Stock Exchange audit committee requirements are not identical.  Moreover, differences in the requirements of Nasdaq and Australian Stock Exchange also arise because of the differences in the definitions of what constitutes an independent director, as discussed above.  Issuers listed on the Australian Stock Exchange are required under applicable listing standards to establish an audit committee consisting only of non-executive directors, a majority of independent directors, an independent chair, and at least three members, and adopt a formal audit committee charter which sets out the roles and responsibilities, composition, structure and membership requirements of the audit committee, or publicly disclose that it has not done so.  We have an audit committee and audit committee charter that are consistent with the requirements of the Australian Stock Exchange and which we consider are appropriate and typical of generally accepted business practices in Australia.  For a description of our audit committee, see “Item 6.  Directors, Senior Management and Employees – C.  Board Practices – Committees of the Board of Directors/Corporate Governance;” and

•                  The Nasdaq requirements under Rules 4350(c)(3) and (4) that compensation of an issuer’s officers must be determined, or recommended to the Board for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors, and that director nominees must either be selected, or recommended for the Board’s selection, either by a majority of the independent directors, or a nominations committee comprised solely of independent directors - The Nasdaq compensation committee requirements are not identical to the Australian Stock Exchange remuneration and nomination committee requirements.  Moreover, differences in the requirements of Nasdaq and Australian Stock Exchange with respect to these committees also arise because of the differences in the definitions of what constitutes an independent director, as discussed above.  Issuers listed on the Australian Stock Exchange are required under applicable listing standards to establish a remuneration committee consisting of a majority of independent directors and an independent chairperson, or publicly disclose that it has not done so.  We have a remuneration and nomination committee that is consistent with the requirements of the Australian Stock Exchange and which we consider is appropriate and typical of generally accepted business practices in Australia.  For a description of our remuneration and nomination committee, see “Item 6.  Directors, Senior Management and Employees – C.  Board Practices – Committees of the Board of Directors/Corporate Governance.”

Remuneration Committee Interlocks and Insider Participation

As noted above, the remuneration and nomination committee of our board consists of Mr. Hanley, Ms. Smith and Dr. Hillyard.  None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee.

D.                                    Employees

The table below sets forth certain information regarding our employees as of June 30, 2002, 2003 and 2004, respectively.

	As of June 30,
	2002	2003	2004
Research and development – Frenchs Forest	—	—	8
Research and development – Canberra (ANU)	11	11	8
Manufacturing	—	3	8
Commercial	—	—	1
Administration	1	3	3
	12	17	28

Our main office facility at Frenchs Forest was established in November 2002. Apart from the research group based at the Australian National University (ANU), all employees are now based at Frenchs Forest.  Seven of the researchers based at the ANU are contracted completely to us by ANU Enterprises Pty Ltd under a service agreement between ANU Enterprises Pty Ltd and us.

Each of our direct employees enter into contracts of employment with us.  Each of our full time employees enter into an agreement with a term of employment of between two to three years.  We also engage casual employees from time to time who enter into contracts of employment with us.  We do not have any “at will” employees, as this concept is not customary in Australia.  We may only terminate the employment of any of our employees in accordance with the relevant employee’s contract of employment.  Our standard contract of employment for full time and part time employees provides that we can terminate the employment of an employee without notice for serious misconduct or with between one to three months notice without cause (as set out in the relevant employee’s contract of employment).  Our standard contracts of employment for casual employees provide that we can terminate the employment of a casual employee without notice.  For a summary of the key terms of employment of each of our senior management, see “Item 6.  Directors, Senior Management and Employees  –  B.  Compensation – Employment Agreements.”  Minimum notice periods may be prescribed for certain of our employees under applicable Australian law.  The notice periods in our contracts of employment are equal to or exceed the minimum requirements.

None of our direct employees are represented by any collective bargaining unit.  Certain of our employees may be subject under Australian law to what is known in Australia as an “industrial award” which prescribes certain minimum standards of working conditions and employment terms.  The researchers contracted from the Australian National University are employed by the Australian National University on terms negotiated between the Australian National University and their employees.

We believe that we maintain good relations with all of our employees and contractors.

E.                                      Share Ownership

For information with respect to our ordinary shares held by the persons listed above in “Item 6.  Directors, Senior Management and Employees – A.  Directors and Senior Management” and options granted to them on our ordinary shares, see “Item 7.  Major Shareholders and Related Party Transactions – A.  Major Shareholders” and “Item 6.  Directors, Senior Management and Employees – B.  Compensation.”

For a description of any arrangements for involving the employees in the capital of the Company, see “Item 6.  Directors, Senior Management and Employees – B. Compensation – Employee Option Plan.”

ITEM 7.                                                     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

The following table sets forth certain information known to us regarding beneficial ownership of our ordinary shares as of March 31, 2005 by the following persons:

•                  each person known by us to be the beneficial owner of more than 5% of our ordinary shares;

•                  our executive officers;

•                  each of our directors; and

•                  all of our named executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, and includes options and warrants that are exercisable within 60 days.  Information with respect to beneficial ownership has been furnished to us by each director, executive officer or 5% or more shareholder, as the case may be.  Unless otherwise indicated, to our knowledge, each shareholder possesses sole voting and investment power over the shares listed, except for shares owned jointly with that person’s spouse.

This table lists applicable percentage ownership based on 134,770,092 ordinary shares outstanding as of March 31, 2005.  Options to purchase our ordinary shares that are exercisable within 60 days of March 31, 2005 are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage.

Unless otherwise indicated in the table below, the address for each of the persons listed in the table below is c/o Pharmaxis Ltd, Unit 2, 10 Rodborough Road, Frenchs Forest, NSW 2086, Australia.

Name of Beneficial Owner	Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares Beneficially Owned as of March 31, 2005

5% Shareholders
The Australian Bioscience Trust (2)	16,040,000	11.9%
Patch International Inc.	11,200,000	8.3%
CM Capital Venture Trust No. 3 (3)	11,189,044	8.3%
Bioscience Ventures II (4)	8,385,000	6.2%
Pharmaxis Investment Trust (5)	6,880,000	5.1%
Acorn Capital Limited (6)	9,167,359	6.8%
SGH Professional Investor Smaller Companies Trust (7)	7,608,854	6.9%

Executive Officers and Directors
William Butler Cowden	—	—
John Francis Crapper	672,000	*
Ian Alexander McDonald	—	—
David Morris McGarvey	760,000	*
Gary Jonathan Phillips	339,164	*
Denis Michael Hanley	717,997	*
Alan Duncan Robertson	—	—
Brett Charlton	20,000	*
Charles Peter Hunt Kiefel	200,000	*
Malcolm John McComas	126,666	*
Brigitte Helen Smith (8)	—	—
Carmel Judith Hillyard (9)	—	—
All executive officers and directors as a group (11 persons)	2,835,827	2.1%

*                      Represents beneficial ownership of less than one percent of our outstanding ordinary shares.

(1)               Includes ordinary shares issuable pursuant to options exercisable within 60 days of March 31, 2005. The figures represent the amounts last notified to the Company unless otherwise stated.  The relevant shareholders may have acquired or disposed of share since the last notification that are not reflected.  However, any such transaction that resulted in a change of one percent or greater would require the notification of such to the Company.

(2)               The Australian Bioscience Trust’s shares are held on trust by Perpetual Trustees Nominees Limited.

(3)               CM Capital Venture Trust No. 3’s shares are held on trust by CM Capital Investments Pty Ltd.

(4)               Bioscience Ventures II’s shares are held on trust by GBS Venture Partners Ltd.

(5)               Pharmaxis Investment Trust’s shares are held on trust by Mooroolbark Technology Pty Ltd.

(6)               At the date of last notification to the Company, Acorn Capital Limited was not the direct owner of shares. Acorn Capital Limited acts as a discretionary investment manager or adviser to various superannuation funds, pooled superannuation trusts, managed investment schemes and investment management agreements. The shares are held by nominee and trustee companies on behalf of the various superannuation funds, pooled superannuation trusts, managed investment schemes and investment management agreements.  Independently, the interests of each fund, trust, investment scheme and management agreement do not exceed 5% of the Company’s shares.  However, the collective interests of the beneficial shareholders of which Acorn Capital Limited manages or advises exceed 5%.  Acorn Capital Limited last notified the Company of its interest and the beneficial interests of its clients’ shareholdings on September 13, 2004. Certain of the clients of Acorn Capital Limited participated in the recent share placement in December 2004. The 9,167,359 shares disclosed above has been calculated from these two sets of information.

(7)               SGH Professional Investor Smaller Companies Trust’s shares are held on trust by Equity Trustees Limited.

(8)               B.H. Smith is associated with GBS Venture Partners Ltd, The Australian Bioscience Trust and Bioscience Ventures II.  Perpetual Trustees Nominees Ltd as trustee of The Australian Bioscience Trust holds 16,040,000 shares as of March 31, 2005.  GBS Venture Partners Ltd as trustee and manager of Bioscience Venture II holds 8,385,000 shares as of March 31, 2005.

(9)               C.J. Hillyard is associated with CM Capital Investments Pty Ltd, CM Capital Investment Trust No 3, CIBC Australia Fund LLC and the Australia Venture Capital Fund L.P.  CM Capital Investments Pty Ltd as trustee of the CM Capital Investment Trust No 3 holds 11,189,044 shares as of December 31, 2004.  CIBC Australia Fund LLC as general partner of the Australia Venture Capital Fund L.P. holds 3,635,956 shares as of March 31, 2005.

The following table sets forth information with respect to percentage ownership of ordinary shares held by beneficial owners of more than 5% of our ordinary shares, or our “major shareholders,” immediately after each of the following events during the past three years, calculated on an undiluted basis.  The table assumes the conversion of convertible redeemable preference shares to ordinary shares.

Current Beneficial Owners of More than 5% of Our Ordinary Shares(**)	As of June 30, 2001	After August 2002 offering of “B” class convertible redeemable preference shares	After May 2003 offering of “B” class convertible redeemable preference shares	After initial public offering in Australia in November 2003	As of December 31, 2004, after private placement and share purchase plan	As of March 31, 2005

The Australian Bioscience Trust	58.8%	33.6%	33.1%	18.7%	15.0%	11.9%
Patch International Inc.	41.2%	19.6%	19.3%	10.4%	8.3%	8.3%
CM Capital Venture Trust No. 3	—	12.6%	12.4%	10.4%	8.3%	8.3%
Bioscience Ventures II	—	11.2%	11.0%	9.8%	7.9%	6.2%
Pharmaxis Investment Trust	—	13.2%	13.0%	7.0%	5.1%	5.1%
Acorn Capital Limited	—	—	—	—	6.8%	6.8%
SGH Professional Investor Small Companies Trust	—	—	—	—	—	6.9%

** Refer to the notes to the table above.

We are not aware of any other significant changes in percentage ownership with respect to our major shareholders.

Our major shareholders do not have different voting rights.

As of May 31, 2005, eleven percent of our ordinary shares were held in the United States by six holders of record, and 88.1% of our ordinary shares were held in Australia by 2,362 holders of record.

B.                                    Related Party Transactions

In November 2003, The Principals Funds Management Pty Ltd, an entity in which Messrs. Hanley and Kiefel hold shares, was paid a fee of $45,000 by Wilson HTM Corporate Finance Ltd, the underwriter and lead manager of the Company’s initial public offering in Australia, as consideration for a firm commitment by The Principals Funds Management Pty Ltd to subscribe for shares in the initial public offering.

The Principals Funds Management Pty Ltd was paid a consulting fee of $37,500 and $108,000 during fiscal year 2002 and fiscal year 2003, respectively, for services provided by Mr. Kiefel in relation to the issue of “B” class convertible redeemable preference shares to venture capital funds.  Mr. Kiefel was not a director of the Company at the time.

BH Smith is associated with GBS Venture Partners Ltd, The Australian Bioscience Trust and Bioscience Ventures II.  Perpetual Trustees Nominees, as trustee of The Australian Bioscience Trust, received 45,000 shares from Wilson HTM Corporate Finance Ltd, the underwriter and lead manager of the Pharmaxis initial public offering, as consideration for a firm commitment to subscribe for shares in the initial public offering.  GBS Venture Partners Ltd, as trustee and manager of Bioscience Venture II, received 180,000 shares from Wilson HTM Corporate Finance Ltd, the underwriter and lead manager of the Pharmaxis initial public offering, as consideration for a firm commitment to subscribe for shares in the initial public offering.

CJ Hillyard is associated with CM Capital Investments Pty Ltd, CM Capital Investment Trust No 3, CIBC Australia Fund LLC and the Australia Venture Capital Fund L.P.  CM Capital Investments Pty Ltd, as trustee of the CM Capital Investment Trust No 3, received 171,777 shares from Wilson HTM Corporate Finance Ltd, the underwriter and lead manager of the Pharmaxis initial public offering, as consideration for a firm commitment to subscribe for shares in the initial public offering.  CIBC Australia Fund LLC, as general partner of the Australia Venture Capital Fund L.P., received 53,223 shares from Wilson HTM Corporate Finance Ltd, the underwriter and lead manager of the Pharmaxis initial public offering, as consideration for a firm commitment to subscribe for shares in the initial public offering.

C.                                    Interests of Experts and Counsel

Not Applicable.

ITEM 8.                                                     FINANCIAL INFORMATION

A.                                    Consolidated Statements and Other Financial Information

Our financial statements are included as Item 18 of this registration statement on Form 20-F.

Legal Proceedings

We are not involved in any significant legal, arbitration or governmental proceedings.  We are not aware of any pending significant legal, arbitration or governmental proceedings with respect to the Company.

Dividend Policy

We have never declared or paid any cash dividends on our ordinary stock and we do not anticipate paying any cash dividends in the foreseeable future.  Dividends may only be paid out of our profits.  Payment of cash dividends, if any, in the future will be at the discretion of our board of directors or, if our directors do not exercise their power to issue dividends, our shareholders in a general meeting may exercise the powers.  See “Item 10.  Additional Information – B.  Constitution– Dividends.”

Recent Developments

On April 15, 2005 we released to the market our Quarterly Report to Shareholders No 6, providing an update of our activities over the three months to March 31, 2005.  Included in the report were certain selected financial data, prepared in accordance with Australian accounting standards together with a brief commentary on the financial data.  The following equivalent unaudited selected financial data and commentary has been prepared in accordance with U.S. Generally Accepted Accounting Principles.

	Three months ended March 31,		Nine months ended March 31,		Period from inception (May, 19, 1998) to
	2004	2005	2004	2005	March 31, 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)
	(in thousands)
Statement of Operations Data:
Revenue	$—	$—	$—	$—	$—
Operating expenses:
Research and development	1,076	1,688	2,607	5,399	12,187
General and administrative	652	534	1,503	2,069	5,514
Commercial	—	290	—	610	610
Amortization of intangible assets	22	22	66	67	462
Fair value of stock options issued to employees related to:
Research and development	64	14	191	48	686
Commercial	—	35	—	56	56
General and administrative	70	20	209	59	557
Total operating expenses	1,884	2,603	4,576	8,308	20,063
Loss from operations	(1,884)	(2,603)	(4,576)	(8,308)	(20,063)
Interest and other income	380	498	769	1,209	2,763
Amortization of preference share issue expenses	—	—	(161)	—	(226)
Net loss	$(1,504)	$(2,105)	$(3,968)	$(7,099)	$(17,526)

Research grants recognized against related research and development expenditure	$210	$345	$797	$811	$4,230

Statement of Cash Flows Data:
Cash flows from operating activities	$(693)	$(1,494)	$(3,058)	$(6,274)	$(13,411)
Cash flows from investing activities	$(185)	$(511)	$(372)	$(1,100)	$(3,156)
Cash flows from financing activities	$(3)	$6	$22,891	$19,021	$53,316

As of March 31, 2005
(unaudited) (in thousands)

Balance Sheet Data:
Cash and cash equivalents	$36,748
Property, plant and equipment, net	$2,072
Intangible assets, net	$1,129
Total assets	$41,097
Total current liabilities	$2,382
Long-term debt	—
Total stockholders’ equity	$38,715

Shares on issue:	134,770

Pharmaxis finished the quarter with $36.7 million in cash and cash equivalents.

Research and development expenditure for the quarter of $1.7 million was 57% higher than the prior year comparable, but only 1% higher than expenditure in the previous quarter.  While our clinical trial program remains the largest component of our research and development effort, over half of the current quarter increase in expenditure is attributable to extended toxicology studies on Aridol and Bronchitol.  These are necessary to support marketing applications with international regulatory agencies and the longer term clinical studies for Bronchitol.

Manufacturing research for the quarter was focused on stability studies required for regulatory filings, and process improvements integral to a three fold increase in manufacturing capacity.  Clinical research efforts for the quarter included the ongoing Australian study of Bronchitol in cystic fibrosis as well as the planning and design of new studies of Bronchitol in cystic fibrosis and Bronchiectasis and Aridol in asthma (US) and COPD.

Commercial expenditure for the quarter of $0.3 million represents a 140% increase over expenditure for the December quarter, and is associated with preparations for the international commercial launch of Aridol later in 2005.

Administration expenditure for the quarter of $0.5 million was 18% lower than the prior comparable quarter, in part reflecting certain relocation expenses incurred in the 2004 period.  The current quarter also includes certain costs incurred in preparing the US SEC filings necessary for the company to apply for a NASDAQ listing.

Cash flows from investing activities include approximately $0.5 million for the quarter and $1.0 million year to date in relation to the tripling of manufacturing capacity.  While the key processes were installed and commissioned during the quarter, the installation of ancillary equipment will continue for the remainder of the calendar year.

B.                                    Significant Changes

Not applicable.

ITEM 9.                                                     THE OFFER AND LISTING

A.                                    Offer and Listing Details

The following tables sets forth, for the periods indicated, the highest and lowest market prices for Pharmaxis Ltd ordinary shares reported on the Australian Stock Exchange since November 10, 2003, the date on which the Company’s shares were listed thereon.

		High	Low
		($)	($)

	Fiscal Year 2004	0.57	0.34

		High	Low
		($)	($)

Fiscal Year 2004	First Quarter	N/A	N/A
	Second Quarter	0.57	0.34
	Third Quarter	0.55	0.36
	Fourth Quarter	0.51	0.415
Fiscal Year 2005	First Quarter	0.86	0.485
	Second Quarter	0.94	0.73
	Third Quarter	1.31	0.73
	Fourth Quarter	1.85	1.02

		High	Low
		($)	($)

	Month of June 2004	0.51	0.42
	Month of July 2004	0.56	0.485
	Month of August 2004	0.69	0.54
	Month of September 2004	0.86	0.58
	Month of October 2004	0.94	0.73
	Month of November 2004	0.86	0.77
	Month of December 2004	0.86	0.73
	Month of January 2005	0.85	0.73
	Month of February 2005	1.25	0.82
	Month of March 2005	1.31	1.12
	Month of April 2005	1.55	1.20
	Month of May 2005	1.28	1.02
	Month of June 2005	1.85	1.155
	Month of July 2005	1.89	1.53

Prior to the initial quotation of the Company’s ordinary shares on Australian Stock Exchange Ltd on November 10, 2003, the Company’s ordinary shares were not regularly traded in any organized market and were not liquid.

For a description of the rights of our ADSs, see “Item 12.  Description of Securities Other Than Equity Securities – D.  American Depositary Shares.”

B.            Plan of Distribution

Not applicable.

C.            Markets

Our ordinary shares are listed and traded on the Australian Stock Exchange Ltd.  We intend to apply with the Nasdaq National Market to have our ordinary shares in the form of ADSs traded on the Nasdaq National Market.

D.            Selling Shareholders

Not applicable.

E.             Dilution

Not applicable.

F.             Expenses of the Issue

Not applicable.

ITEM 10.                                              ADDITIONAL INFORMATION

A.            Description of Share Capital

The following summarizes the material provisions of our share capital and provides related summary information about provisions of our Constitution and about applicable Australian law.  This summary information is not complete and we qualify it by reference to our Constitution and applicable law and regulations.

General

As of March 31, 2005, we had 134,770,092 ordinary shares outstanding.  All of our issued and outstanding ordinary shares are fully paid.  We do not have a limit on our authorized share capital and do not recognize the concept of par value under Australian law.  No ordinary shares are held by or on behalf of us.

We also have outstanding employee options over un-issued ordinary shares which are exercisable at various dates and for various exercise prices into fully paid ordinary shares.  As of December 31, 2005 we had 10,364,000 employee options outstanding.  Details of the outstanding employee options are set out under the heading “Item 6.  Directors, Senior Management and Employees – B.  Compensation – Employee Option Plan.”  As of March 31, 2005 we had 10,584,000 employee options outstanding.

Of our ordinary shareholders outstanding as of March 31, 2005, we do not have any outstanding ADSs.  The terms of our ADSs are set out below under the heading “Item 12.  Description of Securities Other Than Equity Securities – D.  American Depositary Shares” and elsewhere throughout this registration statement on Form 20-F.

Subject to restrictions on the issue of securities in the Constitution, the Corporations Act 2001, the Listing Rules of Australian Stock Exchange Ltd and any other applicable law, we may at any time issue shares and grant options or warrants on any terms, with the rights and restrictions and for the consideration that the board of directors determine.  We may only issue preference shares or convert ordinary shares into preference shares if the terms of the preference shares are set out in the Constitution or if the terms have otherwise been approved by shareholders.  The Constitution does not currently contain the terms of issue of any preference shares and no terms of issue of preference shares have been approved by shareholders.  In order to issue preference shares in the future, we would be required to amend the Constitution by special resolution to include the terms of issue of the preference shares or would otherwise need to approve the terms of issue.  Both of these resolutions would require a special resolution of shareholders passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution.  In certain circumstances, to issue additional or new classes of shares (including preference shares), in addition to a special resolution passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution, we may also require the approval by special resolution of 75% of the votes cast by any class of shareholders whose rights are varied or are taken to be varied under the Corporations Act 2001 as a result of the issue of the additional shares or a new class of shares.

The rights and restrictions attaching to ordinary shares are derived through a combination of our Constitution, the common law applicable to Australia, the Listing Rules of Australian Stock Exchange Ltd, the Corporations Act 2001 and other applicable legislation.  A general summary of some of the rights and restrictions attaching to ordinary shares are summarized below.  Each ordinary shareholder is entitled to receive notice of and to be present, to vote and to speak at general meetings.

When we register shares or options we must issue to the shareholder, in the discretion of the directors, either one or more certificates for those securities, a statement of holding or any other document that the directors decide confirms ownership of the securities.  We currently issue a statement of holding to our shareholders which sets out the number of shares held by the relevant shareholder.  Our registrar is Computershare Investor Services Pty Ltd of Level 3, 60 Carrington Street, Sydney NSW 2000, Australia.

Transfer of Securities

Subject to applicable law, a shareholder may transfer their ordinary shares in accordance with the operating rules of an authorized clearing and settlement facility, by instrument of transfer in any common form or other form approved by the directors or by any other method recognized by the Corporations Act 2001 or Australian Stock Exchange Ltd.  We may only refuse to register a valid transfer when permitted by the Corporations Act 2001 and the Listing Rules of Australian Stock Exchange Ltd.  The directors may suspend the registration of transfers of shares at times and for the periods the directors decide.  The periods of suspension must not exceed an aggregate of 30 days in any calendar year.

Certain shareholders are parties to restriction agreements entered into in connection with our listing on Australian Stock Exchange on November 10, 2003.  In the case of shares, the restriction agreements prohibit the shareholders transferring, agreeing to transfer, encumbering or agreeing to encumber a certain number of specified shares for a period of up to 24 months from the date of our listing on Australian Stock Exchange Ltd.  In the case of options, the restriction agreements prohibit the optionholder exercising the option, transferring, agreeing to transfer, encumbering or agreeing to encumber a certain number of specified options for a period of up to 24 months from the date of our listing on Australian Stock Exchange Ltd.  The shareholders subject to the restriction agreements are able to attend and vote their shares at our shareholder meetings.  If a party is in breach of their restriction agreement we must refuse to acknowledge, deal with, accept or register any sale, assignment, transfer or conversion of any of the restricted shares or options and the holder of the restricted shares ceases to be entitled to any dividends, distributions or voting rights while the breach continues.  The restriction agreements do not prevent the relevant shareholders accepting a takeover offer for us where holders of at least 50% of the bid class of securities (which are not subject to restriction agreement) have accepted the offer and also allow the relevant shares to be transferred or cancelled as part of a merger by way of scheme of arrangement (a court approved compromise or arrangement).  As of March 31, 2005, a total of 24,964,000 of our ordinary shares were subject to restriction agreements.

Changes in Our Share Capital During the Last Three Years

During the last three years, the following changes have been made to our ordinary and convertible redeemable preference share capital:

We issued 29,920,000 “B” class convertible redeemable preference shares on August 28, 2002 and 896,000 “B” class convertible redeemable preference shares on May 2, 2003.  These shares were issued for $0.3125 each and provided gross funds of $9,630,000 to continue the Company’s research and development programs and to commence clinical trials of certain products, including the manufacture of the clinical trial material.

We quoted our ordinary shares on Australian Stock Exchange Ltd and completed our initial public offering of ordinary shares in Australia in November 2003.  In connection with the closing of our initial public offering in Australia, we issued 50,000,000 ordinary shares for $0.50 each.  Immediately prior to the closing of the initial public offering, we effected an eight-for-one share split with respect to our preference and ordinary shares, and all of our then-outstanding preference shares were converted into ordinary shares on a one-for-one basis.

On December 13, 2004 the Company announced the completion of a share purchase plan that had provided shareholders as of November 8, 2004 to purchase up to $4,998 each of the Company’s shares at $0.75, the price paid by investors in the placement referred to below. Approximately 50% of the Company’s 1,500 shareholders participated in the plan, subsequent to which the Company issued approximately 4.4 million shares and received approximately $3.3 million in gross proceeds.

On December 16, 2004 the Company completed a placement to Australian qualified institutional buyers and sophisticated investors. A total of 22 million shares were issued for gross proceeds of $16.5 million.

Other Matters

Except as disclosed in “Item 10.  Additional Information – A.  Description of Share Capital – Changes in Our Share Capital During the Last Three Years” and in “Item 6.  Directors, Senior Management and Employees – B.  Compensation – Employee Option Plan”:

•                  none of our share capital within three years before the date of this document has been issued or been agreed to be issued fully or partly paid, either for cash or for a consideration other than cash, and no such issue is now proposed; and

•                  none of our issued or unissued share capital is currently under option granted by the Company or agreed, conditionally or unconditionally, to be put under option by the Company.

B.            Constitution

General

Our constituent document is a Constitution.  The Constitution does not provide for or prescribe any specific objects or purposes.  Our Constitution is subject to the terms of the Listing Rules of Australian Stock Exchange Ltd and the Corporations Act 2001.  The Constitution may be amended or repealed and replaced by special resolution of shareholders, which is a resolution passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution.

Shareholders Meetings

We must hold an annual general meeting within five months of the end of each fiscal year.  Our end of fiscal year is currently June 30 each year. At the annual general meeting, shareholders typically consider the annual financial report, directors’ report and auditors report and vote on matters, including the election of directors, the appointment of the auditor and fixing the non-executive directors’ and auditor’s remuneration.  We may also hold other meetings of shareholders from time to time.  The annual general meeting must be held in addition to any other meetings which we may hold.

A director or the board of directors may call and arrange a meeting of shareholders, when and where they decide.  The directors must call a meeting of shareholders when requested by shareholders who hold at least 5% of the votes that may be cast at the meeting or at least 100 members who are entitled to vote at the meeting or as otherwise required by the Corporations Act 2001.  Shareholders with at least 5% of the votes in us may also call a general meeting at their own cost.

At least 28 calendar days notice must be given of a meeting of shareholders.  A meeting of shareholders may be called on shorter notice if, in respect of the annual general meeting, all of the shareholders agree beforehand, or in respect of any other meeting of shareholders, if 95% of the shareholders agree beforehand.

Directors, auditors, shareholders, proxies, and attorneys and representatives of shareholders are entitled to attend general meetings.  We may refuse admission to the meeting to anyone (other than a director) in accordance with the Constitution and applicable Australian law. For the purpose of determining who is a shareholder at a particular meeting, the directors will determine that shareholders at a specified time (typically this will be 48 hours before the meeting), are taken to be shareholders at the meeting.

The necessary quorum for a meeting of shareholders is five shareholders entitled to vote.  We believe this quorum requirement is consistent with common practice for many listed Australian publicly listed companies.

Unless applicable law or our Constitution requires a special resolution, a resolution of shareholders is passed if more than 50% of the votes cast by shareholders entitled to vote are cast in favor of the resolution.  A special resolution is passed if the notice of meeting sets out the intention to propose the special resolution and states the resolution and it is passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution.  A special resolution usually involves more important questions affecting the Company as a whole or the rights of some or all of its shareholders.  Special resolutions are required in a variety of circumstances under our Constitution and the Corporations Act 2001, including without limitation:

•                  to change our name;

•                  to amend or repeal and replace our Constitution;

•                  to approve the terms of issue of preference shares;

•                  to approve the variation of class rights of any class of shareholders;

•                  to convert one class of shares into another class of shares;

•                  to approve certain buy backs of shares;

•                  to approve a selective capital reduction of our shares;

•                  to approve us financially assisting a person to acquire shares in us;

•                  to remove and replace our auditor;

•                  to approve the transfer of our place of registration to registration under a law of another state or territory of Australia;

•                  to change the type of our company;

•                  with the leave of an authorized Australian court, to approve our voluntary winding up;

•                  to confer on a liquidator of us either a general authority or a particular authority in respect of compensation arrangements of the liquidator; and

•                  to approve an arrangement entered into between a company about to be, or in the course of being, wound up.

Shareholder Voting Rights

At a general meeting, every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote on a show of hands.  Every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote per fully paid ordinary share on a poll.  This is subject to any other rights or restrictions which may be attached to any shares.  In the case of an equality of votes on a resolution at a meeting (whether on a show of hands or on a poll), the chairman of the meeting has a casting vote in addition to any vote that the chairman of the meeting has in respect of that resolution.  A poll may be requested on any resolution by at least five shareholders entitled to vote on the resolution, by shareholders holding at least 5% of the votes that may be cast on the resolution or by the chairman.

The Listing Rules of Australian Stock Exchange Ltd provides that the votes of certain shareholders must be disregarded in certain circumstances.  Generally, a shareholder’s vote may be disregarded if the person may benefit from the transaction that is the subject of the resolution (subject to certain exceptions, such as where the benefit is received in their capacity as a shareholder in common with other shareholders).  Without limitation, a shareholder’s vote may be disregarded in respect of:

•                  the issue of shares or options, if the shareholder is entitled to acquire securities under the issue or has acquired securities under the issue (subject to a range of exceptions including in respect of a pro-rata offer made to all shareholders) or is entitled to any other sort of benefit as a result of the issue (for example underwriting commissions);

•                  the amendment of the terms of options, if the shareholder holds the relevant options;

•                  if the shareholder is a director, to approve an increase in the remuneration payable to the directors;

•                  if the shareholder is a director, in respect of termination benefits payable to directors;

•                  the acquisition or disposal of a substantial asset;

•                  the issue of securities to specified related parties or anyone else the Australian Stock Exchange Ltd considers should not be entitled to vote; and

•                  significant transactions such as changes to the nature and scale of our operations or a change to our main undertaking.

Australian Stock Exchange Ltd may also identify a person who in their view should not be entitled to vote.

Refer to “Item 10.  Additional Information – A.  Description of Share Capital – General” for a description of circumstances when a shareholder who is party to a restriction agreement may have their voting rights suspended.

Issue of Shares and Changes in Capital

Subject to the Constitution, the Corporations Act 2001, the Listing Rules of Australian Stock Exchange Ltd and any other applicable law, we may at any time issue shares and grant options or warrants on any terms, with the preferred, deferred or other special rights and restrictions and for the consideration and other terms that the directors determine.  Our power to issue shares includes the power to issue bonus shares (for which no consideration is payable to us), preference shares (including redeemable preference shares) and partly paid shares.  For a description of our power to issue preference shares, see “Item 10.  Additional Information – A.  Description of Share Capital – General.”

Subject to the requirements of our Constitution, the Corporations Act 2001, the Listing Rules of Australian Stock Exchange Ltd and any other applicable law we may:

•                  consolidate or divide our share capital into a larger or smaller number by resolution passed by shareholders at general meeting;

•                  may reduce our share capital by special resolution passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution provided that the reduction is fair and reasonable to our shareholders as a whole, and does not materially prejudice our ability to pay creditors;

•                  undertake an equal access buyback of our ordinary shares by ordinary resolution of shareholders (although if we have bought back less than 10% of our shares over the period of the previous twelve months, shareholder approval may not be required); and

•                  undertake a selective buyback of certain shareholders’ shares by special resolution passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution, with no votes being cast in favor of the resolution by any person whose shares are proposed to be bought back or by their associates.

In certain circumstances, including the division of a class of shares into further classes of shares, the issue of additional shares or the issue of a new class of shares, we may require the approval of any class of shareholders whose rights are varied or are taken to be varied by special resolution of shareholders generally and by special resolution of the holder of shares in that class whose rights are varied or taken to be varied.

Dividends

Subject to any special rights or restrictions attached to a share, we may pay dividends on our shares as the directors decide.  Dividends may be only paid out of our profits.

Subject to and any special rights or restrictions attached to a share, the directors may determine that a dividend will be payable on a share and fix the amount, the time for payment and the method for payment.  Dividends may be paid on shares of one class but not another and at different rates for different classes.  If the board of directors does not exercise their power to issue dividends, the shareholders in a general meeting may.  Under our Constitution, a shareholder or shareholders holding the requisite number of shares required to convene a general meeting would be able to convene a meeting or require the directors to convene a meeting to consider whether we should pay a dividend.  The proposed resolution to pay the dividend would need to be included in the notice of meeting and would be voted on by shareholders as an ordinary resolution. Any dividend payable would only be payable out of the profits of the Company.

Liquidation Rights

Subject to any special rights or restrictions attached to shares, on a winding up, all available assets must be repaid to the shareholders and any surplus must be distributed among the shareholders in proportion to the number of fully paid shares held by them.  For this purpose a partly paid share is treated as a fraction of a share equal to the proportion which the amount paid bears to the total issue price of the share before the winding up began.

If we experience financial problems, the directors may appoint an administrator to take over our operations to see if our creditors and the Company can come to an arrangement.  If the Company’s creditors and the Company cannot agree, the Company may be wound up.

A receiver, or receiver and manager, may be appointed by order of a court or under an agreement with a secured creditor to take over some or all of the assets of a company.  A receiver may be appointed, for example, because an amount owed to a secured creditor is overdue.

A company may be wound up by order of a court, or voluntarily if the shareholders of the company pass a special resolution to do so.  A liquidator is appointed when a court orders a company to be wound up or the shareholders of a company pass a resolution to wind up the company.  A liquidator is appointed to administer the winding up of a company.

Calls, lien and forfeiture in respect of partly paid shares

Subject to any special rights or restrictions attached to shares, the board of directors may make calls on the holder of a share for any unpaid portion of the issue price of that share at any time.  The directors may make a call payable by installments.  If the amount called is not paid by the requisite time, the shareholder must pay us interest on the amount unpaid from the date the call becomes payable until and including the date of payment and our costs arising from the non-payment.  Joint holders of a share and their respective personal representatives are all jointly and severally liable to pay all calls on the share.  The board of directors may recover an amount presently payable as a result of a call by suing the shareholder for the debt, by enforcing the lien on the share or by declaring forfeit the share.  The forfeiture of a share extinguishes the former shareholder’s interest in the share.  We have a first ranking lien on each share registered to a shareholder, dividends payable on a shares, proceeds on the sale of a share for an unpaid call or installment that is due but unpaid on the share, any amounts we are required by law to pay in respect of the shares of that shareholder, and in respect of any interest and costs presently payable to us by the shareholder.  We may sell a share to enforce a lien.

We do not currently have any partly paid shares outstanding.

Limitations on Rights to Own Shares

The Foreign Acquisitions and Takeovers Act 1975 regulates acquisitions of shares by non-Australian persons giving rise to substantial interests or controlling interests in an Australian company.  In certain circumstances, potential investors may be required to notify and seek prior approval from the Treasurer of the Australian Government to make an investment in us.   The Australian Government has the power to block certain acquisitions that are deemed contrary to Australia’s national interest. Some of the relevant terms of the Foreign Acquisitions and Takeovers Act 1975 are summarized below.

In general terms, the Foreign Acquisitions and Takeovers Act 1975 prohibits a foreign interest from acquiring shares or entering into an agreement to acquire shares or interests in shares if, after the acquisition or agreement, such foreign interest would hold a substantial interest or controlling interest in an Australian corporation, such as us, without first applying for approval by the Treasurer of the Australian Government and such approval being granted or 40 days having elapsed after such application was made.

A “foreign interest” is defined, in summary, as:

•                  a natural person not ordinarily resident in Australia;

•                  a company in which a natural person not ordinarily resident in Australia or a foreign company holds a substantial interest;

•                  a company in which two or more persons, each of whom is either a natural person not ordinarily resident in Australia or a foreign company, hold an aggregate substantial interest;

•                  the trustee of a trust estate in which a natural person not ordinarily resident in Australia or a foreign company holds a substantial interest; or

•                  the trustee of a trust estate in which two or more persons, each of whom is either a natural person not ordinarily resident in Australia or a foreign company, hold an aggregate substantial interest.

In summary, a person is taken to hold a substantial interest in a company if:

•                  the person, alone or together with any associate or associates of the person, is in a position to control not less than 15% of the voting power in the company or holds legal or equitable interests in not less than 15% of the issued shares in the company; or

•                  two or more persons are taken to hold an aggregate substantial interest in a company if they, together with any associate or associates of any of them, are in a position to control not less than 40% of the voting power in the company or hold legal or equitable interests in not less than 40% of the issued shares in the company.

Where a person holds a substantial interest in a company or two or more persons hold an aggregate substantial interest in a company, that person will be taken to hold a controlling interest in the company, or those persons will be taken to hold an aggregate controlling interest in the company, unless the Treasurer is satisfied that the person together their associates (if any) are not in a position to determine the policy of the company.

The Treasurer may make an order prohibiting a proposed acquisition of shares or all or any of the proposed acquisitions.  Where the Treasurer makes an order prohibiting a proposed acquisition of shares, it may also make an order in relation to a specified foreign person and their associates prohibiting those persons from acquiring additional interests or voting rights in the company.

Where a person has acquired shares in a company, and the Treasurer is satisfied that the acquisition has had the result that the company becomes controlled by foreign persons, or in the case of a company that was previously controlled by foreign persons, includes a person who is not one of the foreign persons forming part of the existing foreign interest, and that result is contrary to Australia’s national interest, the Treasurer may make an order directing the person who acquired the shares to dispose of those shares within a specified time to any person or persons approved in writing by the Australian government.

If a person or persons acquires shares or enters into an agreement to acquire shares or interests which requires the approval of the Treasurer, but the person or persons fails to get approval, the person or persons are guilty of an offence and may be liable to penalties and imprisonment.  Among other things, orders are able to be made restraining the exercise of any rights attached to shares held by the foreign person or corporation and directing the disposal of shares.

Shareholders, potential shareholders and holders of ADSs and potential holders of ADSs are urged to get their own independent legal advice in relation to the application of the Foreign Acquisitions and Takeovers Act 1975.

Change of Control

Corporations Act 2001

Takeovers of listed Australian public companies, such as us, are regulated amongst other things by the Corporations Act 2001 which prohibits the acquisition of a relevant interest in issued voting shares in a listed company if the acquisition will lead to the person’s or someone else’s voting power in the company increasing from 20% or below to more than 20% or increasing from a starting point that is above 20% and below 90%, subject to a range of exceptions.

A relevant interest is defined very broadly to capture most forms of interest in shares and would include interests in our ADSs.  Generally, and without limitation, a person will have a relevant interest in securities if they:

•                  are the holder of the securities;

•                  have power to exercise, or control the exercise of, a right to vote attached to the securities; or

•                  have power to dispose of, or control the exercise of a power to dispose of, the securities (including any indirect or direct power or control).

It does not matter how remote the relevant interest is or how it arises.  If two or more people can jointly exercise one of these powers, each of them is taken to have that power.

A person will also be regarded as having a relevant interest if they enter into an agreement with another person with respect to the securities, has given or gives another person an enforceable right, or has been or is given an enforceable right by another person, in relation to the securities (whether the right is enforceable presently or in the future and whether or not on the fulfillment of a condition), or has granted or grants an option to, or has been or is granted an option by, another person with respect to the securities, and the other person would have a relevant interest in the securities if the agreement were performed, the right enforced or the option exercised, then the other person is taken to already have a relevant interest in the securities.

A person will also be regarded as having a relevant interest in voting shares in a company if securities in which the person already had a relevant interest become voting shares in the company or there is an increase in the number of votes that may be cast on a poll attached to voting shares that the person already had a relevant interest in.  In these circumstances, the acquisition of the relevant interest will occur when the securities become voting shares or the number of votes increases.

There are a number of exceptions to the prohibition of acquiring a relevant interest in issued voting shares in a listed company if the acquisition will lead to the person’s or someone else’s voting power in the company increasing from 20% or below to more than 20% or increasing from a starting point that is above 20% and below 90%.  In general terms, some of the more significant exceptions include:

•                  when the acquisition results from the acceptance of an offer under a formal takeover bid;

•                  when the acquisition is conducted on market by or on behalf of the bidder under a takeover bid and the acquisition occurs during the bid period;

•                  when shareholders of the company approve the takeover by resolution passed at general meeting;

•                  an acquisition by a person if, throughout the 6 months before the acquisition, that person, or any other person, has had voting power in the company of at least 19% and as a result of the acquisition, none of the relevant persons would have voting power in the company more than 3 percentage points higher than they had 6 months before the acquisition;

•                  as a result of a rights issue;

•                  as a result of dividend reinvestment schemes;

•                  as a result of underwriting arrangements;

•                  through operation of law;

•                  an acquisition which arises through the acquisition of a relevant interest in another listed company;

•                  arising from an auction of forfeited shares; or

•                  arising through a compromise, arrangement, liquidation or buyback.

Breaches of the takeovers provisions of the Corporations Act 2001 are criminal offences.  The Australian Securities and Investments Commission and the Australian Takeover Panel have a wide range of powers relating to breaches of takeover provisions including the ability to make orders canceling contracts, freezing transfers of, and rights attached to, securities, and forcing a party to dispose of securities.  There are certain defenses to breaches to the takeovers provisions provided in the Corporations Act 2001.

Proportional Takeover

Our Constitution contains what is known as a proportional takeover provision which provides that the registration of transfers giving effect to a takeover for only a specified proportion of us is prohibited until a resolution to approve the bid is passed by shareholders of the bid class of securities. The resolution is passed if the proportion of bid class shareholders accepting the resolution is greater than 50%.  The proportional takeover provision in our Constitution expires in September 2006.  Shareholders may prior to or after that time renew the applicability of the proportional takeover provision at a general meeting.

Disclosure of Interests

The Corporations Act 2001 requires that a person must give notice to us in the prescribed form within two business days (or in some cases by the next business day) if:

•                  the person begins to have, or ceases to have, a substantial holding in us.  A substantial holding will arise if a person and their associates have a relevant interest in 5% or more of the votes in us or the person has made a takeover bid for the voting shares in us;

•                  if the person has a substantial holding in us and there is a movement of 1% in their holding; or

•                  if the person makes a takeover bid for us.

For the purposes of the notification obligation, a relevant interest in the voting shares is defined very broadly to capture most forms of interests in shares.  Generally, a person will have a relevant interest in securities if such person is the holder of the securities, has power to exercise, or control the exercise of, a right to vote attached to the securities or has power to dispose of, or control the exercise of a power to dispose of, the securities (including any indirect or direct control or power).  Likewise, associates are defined broadly and includes:

•                  bodies corporate owned or controlled by the person;

•                  bodies corporate that control the person;

•                  bodies corporate that are controlled by an entity which  controls the person;

•                  persons with whom the person has or proposes to enter into agreements with which relate to the composition of our board; and

•                  persons with whom the person is acting or is proposing to act in concert.

The rights attaching to our shares for non-compliance with the disclosure of interest requirements may result in disenfranchisement, loss of entitlement to dividends and other payments and restrictions on transfer.  A person who contravenes these obligations is liable to compensate a person for any loss or damage the person suffers because of the contravention.

C.                                    Material Contracts

Following is a summary of our material contracts, other than contracts entered into in the ordinary course of business, to which we are a party, for the two years immediately preceding publication of this document

License Agreement with the Central Sydney Area Health Service

On October 10, 2001, we entered into a license agreement with Central Sydney Area Health Service.  Pursuant to the license agreement, Central Sydney Area Health Service grants us an exclusive, world-wide license, which is able to be sublicensed, to exploit certain key intellectual property and patents relating to the use of respirable dry powders for the assessment of bronchial hyper-responsiveness, a condition consistent with active asthma, for monitoring steroid use in asthma patients, and for the management of diseases such as cystic fibrosis, bronchiectasis and chronic bronchitis.

There is no fixed expiry date for the license agreement.  The term of the license in each relevant country is for the longer of 10 years from the first commercial sale of products which exploits the Central Sydney Area Health Service intellectual property in that country or until the expiry of the last registered patent in that country.  The license may be terminated earlier by either party if there is a breach of the agreement by a party and that party fails to remedy the breach within 30 days after receiving notice to do so, or if we become insolvent or if we determine in our commercial judgment that it is not prudent to continue the license.

We must bear the cost of maintaining the relevant registered Central Sydney Area Health Service intellectual property and must use our reasonable commercial endeavours to exploit and undertake research and development of the intellectual property.

We may at our own cost prosecute applications for any new patentable inventions arising in the course of exploiting the Central Sydney Area Health Service intellectual property, in our name.  If we do not seek patent protection for the new patentable invention in any country, Central Sydney Area Health Service may at its own cost file patent applications.

For the term of the license, we are liable to pay the royalties described below to Central Sydney Area Health Service on the net sales of products and services which exploit the Central Sydney Area Health Service intellectual property.

In respect of the upper and lower airway function test application of the intellectual property:

•                  no royalties until aggregate net sales of products and services from all countries of $500,000 have been achieved;

•                  a royalty of 4% of the gross margin if the net sales of the products or services by us achieve a gross margin of 20% or less;

•                  a royalty of 8% of the gross margin if the net sales of the products or services by us achieve a gross margin between 20% and 40%;

•                  a royalty of 10% of the gross margin if the net sales of the products or services by us achieve a gross margin greater than 40%; and

•                  20% of any royalty received from a sub-licensee.

In respect of the mucociliary clearance and sputum induction applications of the intellectual property:

•                  no royalties are payable until sales representing a gross margin of $1 million have been achieved then, when the gross margin achieved by the product sales is between $1 million and $25 million a royalty equal to 3% of the gross margin will apply, when it is between $25 million and $75 million a royalty equal to 2.5% of the gross margin will apply and when it is greater than $75 million a royalty equal to 2% of the gross margin will apply; and

•                  20% of any royalty received from a sub-licensee.

To date, we have not paid Central Sydney Area Health Service any royalty or license fees.  We are not able to accurately estimate the aggregate amount of potential payments that may be due to Central Sydney Area Health Service as this amount will be a function of the future sales of our applicable products and the percentage royalty and license fees set out above.

We have agreed to indemnify Central Sydney Area Health Service against all loss and damage that Central Sydney Area Health Service may sustain or incur as a result of any actions, claims, suits, proceedings or demands arising directly or indirectly out of the breach of the license by us.  Both parties have agreed to indemnify the other party against all loss and damage that the other party may sustain or incur as a result of any damage to the other party’s property or injury to or death of any of the other party’s personnel arising out of the agreement.

Subject to a policy being available on commercially reasonable terms, we must maintain a product liability insurance policy naming Central Sydney Area Health Service, both during the term of the agreement and for a period of six months after the termination of the agreement.

License Agreement with ANU Enterprises Pty Ltd

On October 14, 1999, we entered into a license agreement with ANU Enterprises Pty Ltd (formerly called Anutech Pty Ltd).  Pursuant to the license agreement, ANU Enterprises Pty Ltd, as agent for the Australian National University, grants us an exclusive, world-wide license, with the right to sub-license, to exploit intellectual property and patents relating to the use of phosphosugars and their analogues as anti-inflammatory agents in the field of ethical therapeutics.

There is no fixed expiry date for the license agreement.  The term of the license agreement in respect of each patent is for the life of each of the licensed patents.  The license may be terminated earlier for breach of the agreement if the defaulting party fails to remedy a breach under the agreement after receiving 90 days written notice (or such longer period as may be agreed), or if the default is not capable of being remedied and the defaulting party does not agree to pay compensation for the loss being suffered as a result of the breach, or if we become insolvent.

We must use our reasonable endeavours to exploit the intellectual property and licensed patents the subject of the agreement and have agreed to commence the sale of products which incorporate or arise from the whole or partial use of the intellectual property and licensed patents by 2011.

Any new intellectual property acquired or developed by us during the term of and in connection with the agreement is our property.  ANU Enterprises Pty Ltd must advise us of the filing of any patent application or the issue of any patent which is legally or beneficially owned by the Australian National University or ANU Enterprises Pty Ltd which is dominated by the licensed patents or relates to the product arising wholly or partially from the intellectual property or licensed patents.  We have the option of having any such intellectual property licensed to us under the agreement without any change to the royalty rate payable.

We must reimburse ANU Enterprises Pty Ltd for the costs incurred in filing, maintaining and renewing the Australian National University’s intellectual property.  A royalty of 2% of revenue (net of expenses) received by us in connection with its use of the intellectual property and licensed patents is payable by the Company to ANU Enterprises Pty Ltd.  The obligation to pay the royalty survives termination of the agreement.  To date, we have reimbursed ANU Enterprises Pty Ltd for certain patents costs and expenses but have not paid any royalties.  We are not able to accurately estimate the aggregate amount of potential payments that may be due to ANU Enterprises Pty Ltd as this amount will be a function of the future sales of our applicable products (if any) and the percentage of royalty payments set out above.

We have agreed to indemnify the Australian National University and ANU Enterprises Pty Ltd and any of their directors, officers, employees, staff, students and agents against all loss, liability, damage, claim, cost and expense arising from or in connection with, amongst other things, breach by the us of the agreement or our use of the intellectual property and licensed patents.

We must maintain a product liability insurance policy in respect of products related to the agreement.

Services Agreement with ANU Enterprises Pty Ltd

On December 9, 2002, we entered into a services agreement with ANU Enterprises Pty Ltd (formerly Anutech Pty Ltd) pursuant to which ANU Enterprises Pty Ltd agrees to use its best endeavours to provide us with research staff on employment terms acceptable to us and human resource management services.  We have an arrangement with the John Curtin School of Medical Research (part of the Australian National University) to provide the research staff engaged under the services agreement with access to the John Curtin School of Medical Research.

The term of the services agreement is until December 31, 2006.  The services agreement may be terminated by either party if the other party fails to remedy a breach under the agreement after receiving 60 days written notice of the breach, immediately on the insolvency of either party or with 60 written notice without cause.  If we terminate or are in breach of our obligations under the agreement we remain liable to pay all termination costs of any employee appointed under the services agreement.

We must pay ANU Enterprises Pty Ltd a fee determined by adding the staff salaries and any salary related expenses (including but not limited to superannuation and payroll tax) and a management fee.  The management fee is calculated as 15% of the staff salaries and salary related expenses.  We are not able to anticipate the number of staff that we may require in the future under the services agreement.  As such, we are not able to accurately estimate the aggregate amount of potential payments that may be due to ANU Enterprises Pty Ltd in the future.  At the date of this registration statement on Form 20-F, ANU Enterprises Pty Ltd currently provides the services of six research staff under this arrangement.  In the period from December 9, 2002 to March 31, 2005 we paid ANU Enterprises Pty Ltd a fee of $843,327.

Any intellectual property created by the research staff under the services agreement is owned by and vests in us.  We have granted the Australian National University a royalty free, irrevocable and perpetual non exclusive license to use the intellectual property and confidential information generated under the services agreement for non-commercial research purposes.

ANU Enterprises Pty Ltd is not liable under the agreement for any direct, consequential, or other damages suffered by us, any licensee or any others resulting from the use of the research results or any such invention or product.  Each party is liable for its own negligent acts or willful omissions.

Deeds of Access, Indemnity and Insurance with our Officers

We have on various dates entered into deeds of access, indemnity and insurance with each of our directors and the company secretary.  The deeds of access indemnity and insurance do not have any express expiry dates.  Each deed:

•                  provides each respective officer with a right to access certain of our board papers during the period of the officer’s tenure and for a period of seven years after that tenure ends;

•                  provides each respective officer with, subject to certain restrictions in the Corporations Act 2001 on the scope of indemnities that are able to be given to officers, an indemnity in respect of liability to persons other than us and our related bodies corporate, that the officer may incur while acting in their capacity as an officer of us or a related body corporate, except where that liability involves a lack of good faith or for defending certain legal proceedings; and

•                  requires us to maintain appropriate directors’ and officers’ insurance for each officer.

Lease Agreement for Our Main Facilities

On October 15, 2002, we entered into a lease agreement with Trust Company of Australia Ltd in respect of the Unit 2, 10 Rodborough Road, Frenchs Forest, New South Wales, Australia.  The lease is on standard commercial terms.  We may use the premises at our own risk for commercial offices and warehousing and facilities for research and development, and for the manufacture and supply of biomedical and medical devices.  The lease imposes a range of standard obligations on us, including the obligations for us to pay rent, to pay specified outgoings, to maintain the premises in good repair (subject to fair wear and tear), to maintain public liability insurance and other general insurances and to remove our fixtures and fittings at the end of the tenancy.  We have agreed to indemnify the Trust Company of Australia Ltd against all loss, liability, damage, claim, cost and expense suffered by the Trust Company of Australia Ltd arising as a result of any of our acts or omissions.

The lease expires on June 21, 2006, with an option to renew for an additional 5 years.

We currently pay $254,872 in rent per annum, increasing by 3% in June of each year.  We also pay for certain specified outgoings.  We have a bank guarantee in place for an amount equivalent to $116,622.   From October 15, 2002 (since the inception of the lease) to March 31, 2005, we paid $743,598 in respect of rent and outgoings.  We have commitments under the lease to pay approximately $438,000 between April 1, 2005 and June 21, 2006.

The lease may be terminated and the Trust Company of Australia Ltd may be able to take possession of the premises if we are in default under the lease, including if we are in arrears on our rent and outgoings for greater than 7 days, if we fail to observe a material provision or covenant of the lease agreement, if we sublet or assign the lease without the prior consent of Trust Company of Australia Ltd or if we are affected by an insolvency event.

AusIndustry P3 Pharmaceuticals Partnerships Program Funding Deed

On August 12, 2004, we entered into a funding deed with the Commonwealth of Australia under the AusIndustry P3 Pharmaceuticals Partnerships Program.  The term of the funding deed is until June 30, 2008.  Subject to us expending certain eligible expenditure and undertaking certain eligible activities in connection with  projects for the development of new treatments for autoimmune diseases (multiple sclerosis and rheumatoid arthritis) and the development of new treatments for chronic respiratory disease, the Commonwealth of Australia may pay us a total amount of $6.1 million between July 2004 and June 2008 for eligible pharmaceutical research and development activities undertaken by us in relation to the development of new treatments for autoimmune diseases and the development of new treatments for chronic respiratory diseases.  As at March 31, 2005, we have received $55,481 under the funding deed out of an aggregate maximum of $6.1 million.

Payments are made under the funding deed depending on the amount of eligible expenditure forecasted and actually made by us.  Payment amounts are limited to specified amounts each year which may be increased or decreased in accordance with the terms of the funding deed.  The amount to be paid under the funding agreement is reduced by other financial assistance received from of the Commonwealth of Australia or any Australian state governments.

We are not entitled to funds under the funding agreement if the Commonwealth of Australia has insufficient funding for the program, if we fail to submit reports when required, if we have not otherwise complied with our obligations under the funding agreement or if the Commonwealth of Australia is entitled to terminate the deed.  The Commonwealth of Australia may withhold payment if it considers that we are not entitled to the payment under the deed, for such time as the Commonwealth of Australia requires to make inquiries to determine whether we are entitled to payment.  We may be required to repay the amount of any overpayment of the grant if the Commonwealth of Australia gives us notice that they have paid us more than we are entitled to be paid.

We must provide a range of reports, including quarterly, annual and ad-hoc reports and must respond to requests for information, in relation to the performance of our obligations under the funding deed to the Commonwealth of Australia.  We must also provide the Commonwealth with audited financial statements verifying actual expenditure.  The Commonwealth of Australia is entitled to undertake assessments and reviews of our performance of our obligations at stipulated times under the funding deed and also on an ad-hoc basis.

The funding deed terminates on the earliest of the following:

•                  June 30, 2008;

•                  if we enter into a new funding deed with the Commonwealth of Australia in relation to the research and development;

•                  if we agree with the Commonwealth of Australia to terminate the funding deed;

•                  if the Commonwealth of Australia has paid the maximum amounts to be paid under the deed;

The Commonwealth of Australia may terminate the funding deed:

•                  if the Commonwealth of Australia gives us not less than 30 days written notice of termination;

•                  if we are in breach of the funding deed and in the opinion of the Commonwealth of Australia the breach is not capable of being remedied or if capable of being remedied it is not remedied within 21 days of receipt of written notice;

•                  in certain circumstances, if we fail to submit reports;

•                  if our research and development activities or the quality of those activities do not do not satisfy the grant eligibility criteria;

•                  if there is a change of control of us; or

•                  if we become insolvent.

Research and Development Start Program Grant Agreement

On June 17, 2003, we entered into a grant agreement with the Commonwealth of Australia under the research and development Start Grant Program.  The Commonwealth of Australia has provided the Company with a grant of 50% of the Company’s eligible expenditure on a project for the development of a new treatment for cystic fibrosis up to a maximum grant amount of $3.0 million payable over the period to December 31, 2005.  At March 31, 2005 we had received $2.0 million of the grant out of an aggregate maximum of $3.0 million.  The grant agreement formally terminates on December 31, 2010 (being five years from the project completion date).  We have ongoing reporting obligations beyond the project completion date until the termination of the grant agreement.

We may only use the grant solely for the project for the development of a new treatment for cystic fibrosis.  We may not encumber our rights under the grant agreement.  Grant payments are made in accordance with an agreed schedule subject to the Commonwealth of Australia having sufficient funding available and us making the necessary eligible expenditure, achieving satisfactory progress on a project for the development of a new treatment for cystic fibrosis and having submitted all progress reports due.  We must use our best endeavors to commercialize the project for the development of a new treatment for cystic fibrosis on normal commercial terms within a reasonable time of completion of the project.

We must provide reports to the Commonwealth of Australia every three months.

The Commonwealth of Australia may terminate the grant agreement for breach of the agreement by us, for a failure by us to undertake the required research, if there is a change of control of us, or on the grounds of our insolvency.  In certain limited circumstances where we fail to use our best endeavours to commercialize the project within a reasonable time of completion of the project or upon termination of a grant due to our breach of agreement or our insolvency, the Commonwealth of Australia may require us to repay some or all of the grant.  We consider that the likelihood of being required to repay grant funding is remote while we continue to act in good faith with respect to this grant.  We may be required to repay the amount of any overpayment of the grant if the Commonwealth of Australia gives us notice that they have paid us more than we are entitled to be paid.

D.                                    Exchange Controls

For a description of any governmental laws, decrees, regulations or other legislation of Australia which may affect (1) the import or export of capital, including the availability of cash and cash equivalents for use by us, or (2)  the remittance of dividends, interest or other payments to nonresident holders of our securities, see “Item 10.  Additional Information – B.  Constitution.”

E.                                      Taxation

The taxation discussion set forth below describes the material Australian income tax and U.S. federal income tax consequences of a U.S. Holder (as defined below) owning ordinary shares or ADSs.  This discussion is based on the Australian and U.S. tax laws currently in effect.  For purposes of this discussion, a “U.S. Holder” is a beneficial owner of ordinary shares or ADSs that is a citizen or resident of the United States, a domestic corporation, an estate whose income is subject to U.S. federal income tax regardless of its source, or a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

                                                We recommend that prospective purchasers and holders of ordinary shares or ADSs consult their own tax advisors regarding the Australian and U.S. federal, state and local tax and other tax consequences of purchasing, holding, owning, disposing or otherwise transferring ordinary shares and ADSs in their particular circumstances.

Australian Taxation

The following discussion of the Australian taxation implications is based on the provisions of the Income Tax Assessment Act 1936, the Income Tax Assessment Act 1997, International Tax Agreements Act 1953 (IntTAA) with the United States Convention as amended by the United States Protocol (USDTA) , public taxation rulings and available case law current as at the date of this registration statement on Form 20-F (all of which are collectively referred to in this section as “Australian Taxation Laws”).  The Australian Taxation Laws and their interpretation are subject to change at any time.

General Principle of Taxation in Australia

This discussion only deals with two items of income that may arise from an investment in the shares or ADSs in us, namely:

•                  any capital gain made on a sale of the shares or ADSs; and

•                  any dividends which may be paid by the Company with respect to those shares (or ADSs). Please note that we have not paid any dividends to date and do not expect to pay any in the near to medium term.

Capital Gains on Sale of Shares or ADSs

Under Australian law, income tax is typically not payable on the gain made on the disposal of ordinary shares or ADSs by U.S. Holders unless the profit is of income in nature and sourced in Australia or the sale is subject to tax on any net capital gains, in each case as broadly summarized below.

When the Profit on Sale is Income in Nature

U.S. Holders carrying on a business in Australia through a permanent establishment or that are providing personal services in Australia through a fixed base (where any profit on the sale of the shares in us is effectively connected to that business or fixed place e.g., the U.S. Holder is carrying on a business of share trading), then any profit made on the sale of shares in us will be regarded as ordinary income and would be required to be included in the assessable income of the relevant U.S. Holders and taxed accordingly.

If the previous paragraph does not apply, a U.S. Holder that makes a capital gain on the sale of the shares or ADSs may nevertheless still be subject to Australian tax on the capital gain in the circumstances set out below.

When the Sale is Subject to Capital Gains Tax

U.S. Holder will be required to include in its assessable income in Australia any “net capital gains” that it makes which have a “necessary connection with Australia”.  Net capital gains for a U.S. Holder will only arise where there are capital gains or capital losses made with respect to assets which have a “necessary connection with Australia”.  The U.S. Holders shares or ADSs in us will only have a “necessary connection with Australia” if the U.S. Holder and its associates beneficially own or have owned in the 5 years prior to the sale at least 10% by value of our combined number of issued shares (except any shares that carry a right only to participating in a distribution of profits or capital to a limited extent) and ADSs.

Therefore, unless a U.S. Holder and its associates holds at least 10% by value of the combined number of shares and the ADSs on issue it will not make any capital gain or capital loss with respect to the sale of those shares or ADSs.  Therefore there will be no tax payable on any gain on the sale of the shares or ADSs.

A U.S. Holder who with its associates holds at least 10% by value of the combined number of shares and ADSs on issue will be required to calculate its net capital gains for the relevant income year taking into account the capital gain (and any relevant discount thereon) or capital loss made on the sale of the shares or ADSs.  The net capital gain is then included in the U.S. Holder’s assessable income in Australia and will be taxed accordingly.

A summary of a method for calculating net capital gains is to: (1) deduct from the capital gains all capital losses; (2) deduct from the capital gain all past unapplied net capital losses; and (3) reduce the remaining capital gain by any applicable capital gains discount.  Natural persons and some trusts are entitled to a 50% capital gains discount in circumstances where the shares or ADSs have been sold after being held for in excess of a 12 month period.  The 50% capital gains discount is not available to companies.

Dividends

Dividends paid by Pharmaxis to U.S. Holders are only subject to the withholding tax provisions of the Australian Taxation Laws.

This will also be the case even if the U.S. Holder is carrying on business in Australia through a permanent establishment or performing independent personal services through a fixed base in Australia with which the holding of shares (or ADSs) is effectively connected and therefore the dividends form part of the income which could be subject to tax in Australia under the USDTA.  This is because the only mechanism for taxing the dividend receipts of a non-resident, whether derived directly offshore by the non-resident or through an Australian permanent establishment, is by withholding tax.  However if the situation should arise where the withholding tax calculation would result in a greater liability than that arrived at by applying the tax rate to the income under the USDTA then a refund of the dividend withholding tax imposed may be claimed to the extent that the withholding tax exceeds the income tax that would have been payable on that income.

The general withholding tax rate in Australia for dividends is 30% but under the USDTA this is reduced to 5% of the gross amount of the dividend if the person beneficially entitled to the dividend is a company which holds at least 10% of the voting power in the company or otherwise is reduced to 15%.  If the U.S. Holder has held shares (or ADSs) which hold a voting power of at least 80% for at least a 12 month period then there may be no withholding tax if the holder is a certain type of person such as a listed company.

However certain dividends paid to non-residents are exempt from withholding tax.

Australia has an imputation system which allows a company which distributes profits to its members to pass on to its members a credit for the tax already paid by the company to its members.  This is known as a franking credit.  Although a member of a company which is a U.S. Holder is not able to use the franking credit, nevertheless, to the extent that the dividend is franked, the dividend is not subject to withholding tax.  This means that a fully franked dividend is not subject to any withholding tax.  To the extent that the dividend is not franked, then that part of the dividend will be subject to withholding tax but at the reduced rate referred to above.

A dividend which is unfranked is also exempt from withholding tax to the extent that it consists of a foreign dividend account declaration amount.  A foreign dividend account consists of non-portfolio dividends (i.e., dividends paid by a foreign company in which the Australian company holds at least 10% of the voting interests) received by the company which are neither exempt nor assessable income or are dividends which themselves consist of a foreign dividend account amount from a related company.

There are also additional exemptions depending on the nature of the shareholder which are designed to ensure that an entity that is otherwise exempt from tax is not subject to withholding tax, e.g., charitable institutions.

U.S. Taxation

This section describes the material U.S. federal income tax consequences to a U.S. Holder of owning ordinary shares or ADSs.  It applies only to ordinary shares or ADSs that are held as capital assets for tax purposes.  This section does not apply to a holder of ordinary shares or ADSs that is a member of a special class of holders subject to special rules, including a dealer in securities, a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings, a tax-exempt organization, a life insurance company, a person liable for alternative minimum tax, a person that actually or constructively owns 10% or more of the voting stock of the Company, a person that holds ordinary shares or ADSs as part of a straddle or a hedging or conversion transaction, or a U.S. Holder whose functional currency is not the U.S. dollar.

This section is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

In general, and taking into account the earlier assumptions, for U.S. federal income tax purposes, a holder of ADSs will be treated as the owner of the ordinary shares represented by those ADSs.  Exchanges of ordinary shares for ADSs, and ADSs for ordinary shares, generally will not be subject to U.S. federal income tax.

Sale of Ordinary Shares and ADSs

Subject to the passive foreign investment company rules discussed below, a U.S. Holder that sells or otherwise disposes of ordinary shares or ADSs will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized and its tax basis, determined in U.S. dollars, in those ordinary shares or ADSs.  Capital gain of a non-corporate U.S. Holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than 12 months.  The gain or loss will generally be income or loss from sources within the U.S. for foreign tax credit limitation purposes.

Dividends

Subject to the passive foreign investment company rules discussed below, under the U.S. federal income tax laws, a U.S. Holder must include in its gross income the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes).  The holder must include any Australian tax withheld from the dividend payment in this gross amount even though the holder does not in fact receive it.  The dividend is taxable to the holder when the holder, in the case of ordinary shares, or the depositary, in the case of ADSs, receives the dividend, actually or constructively.

Dividends paid to a non-corporate U.S. Holder on ADSs in taxable years beginning after December 31, 2002 and before January 1, 2009 will be taxable to such holder at the rate applicable to long-term capital gains (generally at a maximum rate of 15%) provided that the ADSs remain readily tradeable on an established securities market in the U.S. and such holder holds the ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements.  In the case of a corporate U.S. Holder, dividends on ordinary shares and ADSs are taxed as ordinary income and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the holder’s basis in the ordinary shares or ADSs and thereafter as capital gain.

Subject to certain limitations, Australian tax withheld in accordance with the USDTA and paid over to Australia will be creditable against the taxpayer’s U.S. federal income tax liability.  Special rules apply in determining the foreign tax credit limitation with respect to dividends that are taxed at the capital gains rate.  To the extent a refund of the tax withheld is available to a U.S. Holder under Australian law or under the Australian treaty, the amount of tax withheld that is refundable will not be eligible for credit against the holder’s U.S. federal income tax liability.

Dividends will be income from sources outside the U.S., but generally will be “passive income” or “financial services income,” which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a U.S. Holder.

Passive Foreign Investment Company Status

Based on our analysis of our current assets and income, we do not believe that we are currently a PFIC for U.S. federal income tax purposes.  However, based on our analysis of our assets and income as of our tax year ended June 30, 2004, we believe that we may have been a PFIC for U.S. federal income tax purposes during such tax year.  We have not conducted any analysis as to whether we may or may not have been a PFIC prior to our tax year ended June 30, 2004.  The determination of whether we are a PFIC, or may or may not have been a PFIC at any time in the past, is made on an annual basis and depends on factors such as the composition of our income and assets from time to time as well as our share price.  Therefore, it is possible that we could be classified as a PFIC for a past year, our current year, and any future year.  If we are classified as a PFIC in any year that a U.S. Holder is a shareholder, including an ADS holder, we generally will continue to be treated as a PFIC for that U.S. Holder in all succeeding years.  Moreover, because the determination of whether a company is a PFIC must be made annually, and because there are uncertainties in the application of the relevant rules, there can be no assurance that we will not be classified as a PFIC for any particular year.  U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to the ordinary shares or ADSs and the availability and advisability of making an election to avoid the adverse U.S. federal income tax consequences of the interest charge regime should we be classified as a PFIC for any taxable year.

A non-U.S. corporation will be classified as a PFIC in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the average value of its assets is attributable to assets that produce or are held to produce passive income.  Whether or not we will be classified as a PFIC in any taxable year is a factual determination and will depend upon our assets, the market value of our ordinary shares and our activities in each year, and is therefore subject to change.

If we are a classified as a PFIC for any taxable year, the so-called “interest charge regime” of Code section 1291 will apply to any U.S. Holder of ordinary shares or ADSs that does not make a “mark-to-market” election, as described below.  Under the interest charge regime, (i) any gain the U.S. Holder realizes on the sale or other disposition of the ordinary shares or ADSs (possibly including a gift, exchange in a corporate reorganization, or grant as security for a loan) and any “excess distribution” that we make to such holder (generally, any distributions to such holder in respect of the ordinary shares or ADSs during a single taxable year that are greater than 125% of the average annual distributions received by such holder in the three preceding years, or if shorter, such holder’s holding period for the ordinary shares or ADSs), will be treated as ordinary income that was earned ratably over each day in such holder’s holding period for the ordinary shares or ADSs, (ii) the portion of such gain or distribution that is allocable to prior taxable years will, with certain exceptions, be subject to tax at the highest rate applicable to ordinary income for the relevant taxable years, regardless of the tax rate otherwise applicable to such holder, and (iii) the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

The interest charge regime would not apply to any U.S. Holder if such holder was eligible for and timely made a valid “qualifying electing fund” election, in which case such holder would be required to include in income on a current basis such holder’s pro rata share of our ordinary income and net capital gains.  We do not currently intend to complete the actions necessary for U.S. Holders to make a qualifying electing fund election in the event that we are considered a passive foreign investment company for any taxable year.

If we are classified as a PFIC for any taxable year and our ordinary shares or ADSs are treated as “marketable security” under applicable U.S. Treasury Regulations, a U.S. Holder may avoid the interest charge regime by making a valid “mark-to-market” election with respect to the ordinary shares or ADSs.  If a “mark-to-market” election is made, the electing U.S. Holder generally (i) will be required to recognize as ordinary income an amount equal to the difference, if any, between the fair market value of the ordinary shares or ADSs and the holder’s adjusted tax basis in such ordinary shares or ADSs at the close of each taxable year, and (ii) if the U.S. Holder’s adjusted tax basis in the ordinary shares or ADSs exceeds their fair market value, will be allowed to deduct the excess as an ordinary loss, but only to the extent of the net amount of income previously included as a result of the mark-to-market election. A U.S. Holder’s adjusted basis in the ordinary shares or ADSs will be adjusted to reflect the amounts included or deducted with respect to the mark-to-market election, and any gain or loss on the disposition of ordinary shares or ADSs will generally be ordinary income, or, to the extent of previously included mark-to-market inclusions, ordinary loss.  The mark-to-market election is made on a shareholder-by-shareholder basis and, once made, cannot be revoked without the consent of the United States Internal Revenue Service unless the ordinary shares or ADSs cease to be marketable.  Under applicable U.S. Treasury Regulations, marketable stock includes stock of a PFIC that is “regularly traded” on a qualified exchange or other market.  Because our ordinary shares are traded on the Australian Stock Exchange and our ADSs will be traded on the Nasdaq National Market if an when listed thereon, we expect the ordinary shares and ADSs to be treated as “regularly traded,” and a U.S. Holder should be able to make a mark-to-market election, but no assurance can be given.

Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC.  In general, these rules allocate creditable foreign taxes over the U.S. Holder’s holding period for ordinary shares or ADSs and otherwise coordinate the foreign tax credit limitation rules with the PFIC rules.

In addition to the special PFIC tax regime, dividends paid on shares of a PFIC are not eligible for the reduced (maximum 15%) rate of taxation of dividends received by non-corporate U.S. Holders on shares of qualifying corporations for purposes the Jobs and Growth Tax Relief Reconciliation Act of 2003 and would be taxed at the higher rates applicable to other items of ordinary income.  If we are a PFIC for any taxable year, U.S. Holders who acquire ordinary shares or ADSs from decedents could be denied the step-up in the tax basis for such ordinary shares or ADSs, which would otherwise have been available.

If U.S. Holder owns ordinary shares or ADSs during any year in which we are a PFIC, such holder must file IRS Form 8621 with his, her or its annual United States federal income tax return for each year in which such holder owns ordinary shares or ADSs, even if we subsequently would not be considered a PFIC.

U.S. Information Reporting and Backup Withholding

Dividend payments with respect to ordinary shares or ADSs and proceeds from the sale, exchange, redemption, or other disposition of ordinary shares or ADSs may be subject to information reporting to the IRS and possible U.S. backup withholding.  Certain exempt recipients (such as corporations) are not subject to these information reporting requirements.  Backup withholding will also not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification.  U.S. persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for

Taxpayer Identification Number and Certification).  Backup withholding is not an additional tax.  Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information.

F.                                      Dividends and Paying Agents

The Bank of New York, as depositary, executes and delivers American Depositary Receipts, or ADRs, on behalf of the Company.  Each ADR is a certificate evidencing a specific number of American Depositary Shares, also referred to as ADSs.  Each ADS represents 15 ordinary shares (or a right to receive 15 ordinary shares).  The depositary has agreed to pay to the holders of our ADSs the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses.  Each holder of our ADSs will receive these distributions in proportion to the number of ordinary shares represented by such holder’s ADSs.

See also “Item 8.  Financial Information – A.  Consolidated Statements and Other Financial Information – Dividend Policy.”

G.                                    Experts

The financial statements of Pharmaxis Ltd as of June 30, 2003 and 2004 and for each of the three years in the period ended June 30, 2004 and the period from May 29, 1998 (Inception) to June 30, 2004 included in this registration statement on Form 20-F have been so included in reliance on the report of PricewaterhouseCoopers, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

H.                                    Documents on Display

We will file annual reports and other information with the Securities and Exchange Commission after the effectiveness of this registration statement on Form 20-F.  We will file annual reports on Form 20-F and submit other information under cover of Form 6-K.  As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders will be exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act.  Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices located at 233 Broadway, New York, New York 10279 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees.  You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission.  In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be assessed at http://www.sec.gov.

I.                                         Subsidiary Information

Not applicable.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a public company incorporated and domiciled under the laws of Australia.  A majority of our directors and executive officers are residents of countries other than the United States.  Furthermore, all or a substantial portion of their assets and our assets are located outside the United States.  As a result, it may not be possible for you to:

•                  effect service of process within the United States upon any of our directors and executive officers or on us; or

•                  enforce in U.S. courts judgments obtained against any of our directors and executive officers or us in the U.S. courts in any action, including actions under the civil liability provisions of U.S. securities laws;

•                  enforce in U.S. courts judgments obtained against any of our directors and senior management or us in courts of jurisdictions outside the United States in any action, including actions under the civil liability provisions of U.S. securities laws; or

•                  to bring an original action in an Australian court to enforce liabilities against any of our directors and executive officers or us based upon U.S. securities laws.

You may also have difficulties enforcing in courts outside the United States judgments obtained in the U.S. courts against any of our directors and executive officers or us, including actions under the civil liability provisions of the U.S. securities laws.

ITEM 11.                                              QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See “Item 5.  Operating and Financial Review and Prospects – B.  Liquidity and Capital Resources – Quantitative and Qualitative Disclosures about Market Risk.”

ITEM 12.                                              DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.            Debt Securities

Not applicable.

B.            Warrants and Rights

Not applicable.

C.            Other Securities

Not applicable.

D.            American Depositary Shares

American Depositary Receipts

The Bank of New York, as depositary, will execute and deliver the American Depositary Receipts, or ADRs.  Each ADR is a certificate evidencing a specific number of American Depositary Shares, also referred to as ADSs.  Each ADS will represent 15 ordinary shares (or a right to receive 15 ordinary shares) deposited with the principal Australian office of HongKong Bank of Australia, the principal Melbourne, Victoria, Australia office of Australia and New Zealand Banking Group Limited or the principal Melbourne, Victoria, Australia office of the National Australia Bank Limited, each as the custodian for the depositary.  Each ADS will also represent any other securities, cash or other property which may be held by the depositary.  The depositary’s office at which the ADRs will be administered is located at 101 Barclay Street, New York, New York 10286.

Our ADSs may be held either directly (by having an ADR registered in the holder’s name) or indirectly through a broker or other financial institution.  If our ADSs are held directly, the holder of the ADS is an ADR holder.  This description assumes our ADSs are held directly.  If our ADSs are held indirectly, the indirect holder must rely on the procedures of his, her or its broker or other financial institution to assert the rights of ADR holders described in this section and should consult with his, her or its broker or financial institution to find out what those procedures are.

Holders of our ADRs will have ADR holder rights.  A deposit agreement among us, the depositary and our ADR holders, and the beneficial owners of ADRs, sets out ADR holder rights as well as the rights and obligations of the depositary.  New York law governs the deposit agreement and the ADRs.  We will not treat our ADR holders as one of our shareholders and our ADR holders will not have shareholder rights.  Australian law governs shareholder rights.  (For a description of our shareholders’ rights, see “Item 10.  Additional Information – A.  Description of Share Capital” and “Item 10.  Additional Information – B.  Constitution.”)  The depositary will be the holder of the shares underlying our ADSs.

The following is a summary of the material provisions of the deposit agreement.  For more complete information, our ADR holders should read the entire deposit agreement and the form of ADR.

Dividends and Other Distributions

How will our ADR holders receive dividends and other distributions on the ordinary shares?

The depositary has agreed to pay to our ADR holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses.  Our ADR holders will receive these distributions in proportion to the number of shares their ADSs represent.

Cash.  The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States.  If that is not possible or if any government approval is needed and can not be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so.  It will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid.  It will not invest the foreign currency and it will not be liable for any interest.  If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, our ADR holders may lose some of the value of the distribution.

Before making a distribution, the depositary will deduct any withholding taxes that must be paid.  See “Item 10.  Additional Information – E.  Taxation.”  It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent.

Shares.  The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution in proportion to the number of ADRs representing the underlying shares.  The depositary will only distribute whole ADSs.  It will sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash.  If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares.  Before making a distribution, the depositary will deduct any withholding taxes and fees that must be paid.

Rights to purchase additional shares.  If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to our ADR holders.  If  the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash.  The depositary will allow rights that are not distributed or sold to lapse.  In that case, our ADR holders will receive no value for them.

The depositary will not offer the rights unless both the rights and the securities to which the rights relate are exempt from registration under the Securities Act or are registered under the Securities Act.  If the depositary makes rights available to our ADR holders, it will exercise the rights and purchase the shares at the request of and on each ADR holder’s behalf if our ADR holders pay it the exercise price and any other charges the rights require our ADR holders to pay.  The depositary will then deposit the shares and deliver ADSs to our ADR holders.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights.  For example, our ADR holders may not be able to trade these ADSs freely in the United States.  In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.

Other Distributions.  The depositary will send to our ADR holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical.  If it cannot make the distribution in that way, the depositary has a choice.  It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash.  Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property.  However, the depositary is not required to distribute any securities (other than ADSs) to our ADR holders unless it receives satisfactory evidence from us that it is legal to make that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.  We have no obligation to register ADSs, shares, rights or other securities under the Securities Act.  We also have no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADR holders.  This means that our ADR holders may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to them.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if our ADR holders or their brokers deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian.  Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names our ADR holders request and will deliver the ADRs at its office to the persons our ADR holders request.

How do ADR holders cancel an ADR and obtain shares?

Our ADR holders may turn in their ADRs at the depositary’s office in order to withdraw the securities represented by the ADR.  Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADR to the ADR holder or a person he, she or it designates at the office of the custodian.  Or, at the ADR holder’s request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible.

Voting Rights

How do our ADR holders vote?

Our ADR holders may instruct the depositary to vote the ordinary shares underlying their ADRs, but only if we ask the depositary to ask for their instructions.  Otherwise, our ADR holders will not be able to exercise their right to vote unless they withdraw the ordinary shares.  However, our ADR holders may not know about the meeting enough in advance to withdraw the shares.

If we ask for our ADR holders’ instructions, the depositary will notify our ADR holders of the upcoming vote and arrange to deliver our voting materials and form of notice to them.  The materials will (1) describe the matters to be voted on and contain such information as is contained in the notice from us, (2) include a statement that the ADR holders on a specified record date will be entitled to direct the depositary to vote the shares or other deposited securities underlying the ADSs, subject to applicable law and our Constitution, and (3) explain how our ADR holders may instruct the depositary to vote the shares or other deposited securities underlying their ADSs as they direct.  For instructions to be valid, the depositary must receive them on or before the date specified.  The depositary will try, as far as practical, subject to Australian law and the provisions of the depositary agreement and the depositary’s operating documents, to vote or to have its agents vote the shares or other deposited securities as our ADR holders instruct.  The depositary shall not vote or attempt to exercise the right to vote other than in accordance with the instructions of the ADR holders.  We cannot assure our ADR holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares.  In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions.  This means that our ADR holders may not be able to exercise their right to vote and there may be nothing they can do if their shares are not voted as they requested.

Fees and Expenses

Persons depositing shares or ADR holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.02 (or less) per ADS	• Any cash distribution to our ADR holders

A fee equivalent to the fee that would be payable if securities distributed to our ADR holders had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders

US$0.02 (or less) per ADS per calendar year (if the depositary has not collected any cash distribution fee during that year)	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when our ADR holders deposit or withdraw shares

Expenses of the depositary in converting foreign currency to U.S. dollars

•                  Whenever the depositary or the custodian receives foreign currency, by way of dividends or other distributions or the net proceeds from the sale of securities, property or rights, and if at the time of the receipt thereof the foreign currency so received can in the judgment of the depositary be converted on a reasonable basis into U.S. dollars and the resulting U.S. dollars transferred to the United States

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes

Any charges incurred by the depositary or its agents for servicing the deposited securities

Payment of Taxes

The ADR holder is required to pay all taxes and other governmental charges that may be payable in respect of any their ADSs, or the shares or other securities underlying their ADSs.  The depositary may refuse to effect a transfer of any ADRs or refuse to effect the withdrawal of any securities underlying the ADRs while any such taxes and charges are outstanding.  The depositary may deduct the amount of any taxes owed from any payments to our

ADR holders.  It may also sell deposited securities, by public or private sale, to pay any taxes owed.  Our ADR holders will remain liable if the proceeds of the sale are not enough to pay the taxes.  If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to our ADR holders any proceeds, or send to our ADR holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
• Reclassify, split up or consolidate any of the deposited securities	The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

• Distribute securities on the shares that are not distributed to our ADR holders

The depositary may, and will if we ask it to, distribute some or all of the cash, shares or other securities it received. It may also deliver new ADRs or ask our ADR holders to surrender their outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

• Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without the consent of our ADR holders for any reason which we deem desirable.  If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADR holders, it will not become effective for outstanding ADRs until 30 days after the depositary notifies ADR holders of the amendment.  At the time an amendment becomes effective, our ADR holders are considered, by continuing to hold their ADRs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.  In no event will an amendment impair the right of ADR holders to surrender and withdraw the underlying securities, except in order to comply with the applicable law.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so by notifying our ADR holders at least 60 days before termination.  The depositary may also terminate the deposit agreement if the depositary has notified us that it would like to resign and by notifying our ADR holders at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else:  collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADRs.  At any time after the expiration of four months from the date of termination, the depositary may sell any remaining deposited securities by public or private sale.  After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs.  It will not invest the money and has no liability for interest.  The depositary’s only obligations after the sale of the deposited securities will be to account for the money and other cash.  After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADRs

The deposit agreement expressly limits our obligations and the obligations of the depositary.  It also limits our liability and the liability of the depositary.  We and the depositary:

•                  are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•                  are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•                  are not liable if either of us exercises discretion permitted under the deposit agreement;

•                  have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on behalf any of our ADR holders or on behalf of any other party;

•                  are not liable for any action or non action in reliance on the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any ADR holders or any other person believed in good faith to be competent to give such information’s;

•                  are not liable for any acts or omissions made by a successor depositary; and

•                  are not responsible for a failure to carry out any instructions for the depositary to vote the ADSs.

In the deposit agreement, we agree to indemnify the depositary for acting as depositary, except for losses caused by the depositary’s own negligence or bad faith, and the depositary agrees to indemnify us for losses resulting from its negligence or bad faith.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADR, make a distribution on an ADR, or permit withdrawal of ordinary shares, the depositary may require:

•                  payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities;

•                  satisfactory proof of the identity and genuineness of any signature or other information it deems necessary;

•                  delivery of the certificates that we may specify to the depositary to assure compliance with the Securities Act; and

•                  compliance with laws and regulations, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADRs or register transfers of ADRs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Right of our ADR holders to Receive the Ordinary Shares Underlying their ADRs

Our ADR holders have the right to cancel their ADRs and withdraw the underlying shares at any time except:

•                  When temporary delays arise because:  (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares.

•                  When ADR holders seeking to withdraw ordinary shares owe money to pay fees, taxes and similar charges.

•                  When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADRs

The deposit agreement permits the depositary to deliver ADRs before deposit of the underlying ordinary shares.  This is called a pre-release of the ADR.  The depositary may also deliver shares upon cancellation of pre-released ADRs (even if the ADRs are cancelled before the pre-release transaction has been closed out).  A pre-release is closed out as soon as the underlying shares are delivered to the depositary.  The depositary may receive ADRs instead of shares to close out a pre-release.  The depositary may pre-release ADRs only under the following conditions:  (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADRs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five  business days’ notice.  In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

PART II

ITEM 13.               DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.               MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.               CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A.            AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B.            CODE OF ETHICS

Not applicable.

ITEM 16C.            PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D.            EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.             PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.               FINANCIAL STATEMENTS

Not applicable.

ITEM 18.               FINANCIAL STATEMENTS

The financial statements are included as the “F” pages attached to this registration statement on Form 20-F.

ITEM 19.               EXHIBITS

The following exhibits are filed as part of this registration statement:

EXHIBIT NO.	DESCRIPTION

1.1	Constitution
2.1	Form of American Depositary Receipt (included in Exhibit 2.2)
2.2	Form of Depositary Agreement (Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-120026) filed by the Company with the Commission on October 28, 2004)
4.1	Form of Deed of Access to Documents and Indemnity entered into with Company Directors and Company Secretary
4.2	Form of Employment Agreement entered into with Company Officers
4.3

Lease dated June 22, 2001 between Trust Company of Australia Ltd and Aortech Biomaterials Pty Ltd, and Transfer of Lease dated October 15, 2002 among Aortech Biomaterials Pty Ltd, the Company (formerly Pharmaxis Pty Ltd) and Trust Company of Australia Ltd

4.4	Agreement dated October 14, 1999 between ANU Enterprises Pty Ltd (formerly Anutech Pty Ltd) and the Company (formerly Praxis Pharmaceuticals Australia Pty Ltd), as amended
4.5	Patent License Agreement dated October 10, 2001 between the Company and Central Sydney Area Health Service (formerly Praxis Pharmaceuticals Australia Pty Ltd)
4.6	Service Agreement dated December 9, 2002 between ANU Enterprises Pty Ltd (formerly Anutech Pty Ltd) and the Company, as amended*
4.7	R&D Start Grant Program Grant Agreement dated June 17, 2003 between the Commonwealth of Australia (acting through the Industry Research and Development Board) and the Company*
4.8

Pharmaceuticals Partnerships Program P3 Funding Agreement dated August 12, 2004 between the Commonwealth of Australia (represented by the Department of Industry, Tourism and Resources) and the Company*

15.1	Consent of PricewaterhouseCoopers

* Confidential treatment requested for portions of this document.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

PHARMAXIS LTD

By:
			Name:	David M. McGarvey
			Title:	Chief Financial Officer
Date:	August 16, 2005

INDEX TO FINANCIAL STATEMENTS

Report of PricewaterhouseCoopers, Independent Registered Public Accounting Firm	F-2
Balance Sheets as of June 30, 2003, 2004 and December 31, 2004 (Unaudited)	F-3

Statements of Operations for the years ended June 30, 2002, 2003 and 2004 and for the period from inception (May 29, 1998) to June 30, 2004 and for the six months ended December 31, 2003 (Unaudited) and 2004 (Unaudited) and for the period from inception (May 29, 1998) to December 31, 2004 (Unaudited)

F-4
Statements of Changes in Stockholders’ (Deficit) Equity for the period from inception (May 29, 1998) to December 31, 2004 (Unaudited)	F-5

Statements of Cash Flows for the years ended June 30, 2002, 2003 and 2004 and for the period from inception (May 29, 1998) to June 30, 2004 and for the six months ended December 31, 2003 (Unaudited) and 2004 (Unaudited) and for the period from inception (May 29, 1998) to December 31, 2004 (Unaudited)

F-6
Notes to Financial Statements	F-7
Schedule II – Valuation and Qualifying Accounts	F-25

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Pharmaxis Ltd:

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Pharmaxis Ltd (the “Company”) (a development stage enterprise) at June 30, 2003 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2004 and, cumulatively, for the period from May 29, 1998 (date of inception) to June 30, 2004 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements.  These financial statements and the financial statement schedule are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers

WHB Seaton

Sydney, Australia

23 December 2004, except for Note 14

for which the date is 19 May 2005.

Liability is limited by the Accountant’s Scheme under the Professional Standards Act 1994 (NSW)

PHARMAXIS LTD

(A Development Stage Enterprise)

BALANCE SHEETS

(Australian dollars)

			As of
	As of June 30,		December 31
	2003	2004	2004
			(unaudited)
	(in thousands, except share data)

ASSETS
Current assets:
Cash and cash equivalents	$7,384	$25,101	$38,748
Grant receivable	63	—	—
Other current assets	84	264	551
Total current assets	7,531	25,365	39,299
Property, plant and equipment, net	1,318	1,324	1,679
Intangible assets, net	1,205	1,162	1,144
Other long-term assets	405	260	255
Total assets	$10,459	$28,111	$42,377

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$113	$245	$655
Accrued compensation	98	294	253
Accrued clinical development liabilities	13	806	228
Other accrued liabilities	381	135	496
Total current liabilities	605	1,480	1,632

Commitments and Contingencies

“A” class convertible redeemable preference shares, $Nil par value; 16,000,000 and nil shares issued at June 30, 2003 and 2004, respectively	2,000	—	—

“B” class convertible redeemable preference shares, $Nil par value; 30,816,000 and nil shares issued at June 30, 2003 and 2004, respectively	9,630	—	—

Stockholders’ (deficit) equity:
Ordinary shares, $Nil par value; 11,200,000, 108,016,000 and 134,750,092 shares issued at June 30, 2003, 2004, and December 31, 2004, respectively	2,004	37,058	56,166
Deficit accumulated during the development stage	(3,780)	(10,427)	(15,421)
Total stockholder’s (deficit) equity	(1,776)	26,631	40,745
Total liabilities and stockholders’ (deficit) equity	$10,459	$28,111	$42,377

See accompanying notes to the financial statements

PHARMAXIS LTD

(A Development Stage Enterprise)

STATEMENTS OF OPERATIONS

(Australian dollars)

							Period
				Period from			from
				inception			inception ,
				(May 29,			(May 29
				1998) to	Six months ended		1998) to
	Years ended June 30,			June 30,	December 31,		December 31,
	2002	2003	2004	2004	2003	2004	2004
					(unaudited)	(unaudited)	(unaudited)
	(in thousands, except per share data)

Revenue	$—	$—	$—	$—	$—	$—	$—
Operating expenses:
Research and development	486	925	4,806	6,779	1,531	3,711	10,490
General and administrative	141	981	2,182	3,445	851	1,535	4,980
Commercial	—	—	—	—	—	320	320
Amortization of intangible assets	83	86	89	395	44	45	440
Fair value of stock options issued to employees related to:
Research and development	32	261	253	638	127	34	672
Commercial	—	—	—	—	—	21	21
General and administrative	37	122	279	498	139	39	537
Total operating expenses	779	2,375	7,609	11,755	2,692	5,705	17,460
Loss from operations	(779)	(2,375)	(7,609)	(11,755)	(2,692)	(5,705)	(17,460)
Interest and other income	44	327	1,123	1,554	388	711	2,265
Amortization of preference share issue expenses	—	(65)	(161)	(226)	(161)	—	(226)
Net loss	$(735)	$(2,113)	$(6,647)	$(10,427)	$(2,465)	$(4,994)	$(15,421)

Basic and diluted net loss per share	$(0.07)	$(0.19)	$(0.09)	$(0.54)	$(0.06)	$(0.04)	$(0.58)

See accompanying notes to the financial statements

PHARMAXIS LTD

(A Development Stage Enterprise)

STATEMENTS OF CHANGES IN STOCKHOLDERS’ (DEFICIT) EQUITY

(Australian dollars)

	Ordinary shares		Accumulated	Total Stockholders’
	Shares	Amount	Deficit	(Deficit) Equity
	(in thousands, except share data)

Balance at inception (May 29, 1998)	—	—	—	—
Issuance of ordinary shares at $0.125 per share for cash on incorporation of the company in May 1998	808	—	—	—
Issuance of ordinary shares at $0.125 per share as consideration for patent license	11,200,000	1,400	—	1,400
Fair value of stock options issued to directors and employees in year ended June 30, 2000	—	74	—	74
Fair value of stock options issued to directors and employees in year ended June 30, 2001	—	77	—	77
Net loss for period from inception to June 30, 2001	—	—	(932)	(932)
Balance at June 30, 2001	11,200,808	1,551	(932)	619
Fair value of stock options issued to directors and employees	—	70	—	70
Net loss			(735)	(735)
Balance at June 30, 2002	11,200,808	1,621	(1,667)	(46)
Cancellation of common stock	(808)	—	—	—
Fair value of stock options issued to directors and employees	—	383	—	383
Net loss	—	—	(2,113)	(2,113)
Balance at June 30, 2003	11,200,000	2,004	(3,780)	(1,776)
Conversion of “A” and “B” class convertible redeemable preference shares to ordinary shares	46,816,000	11,631	—	11,631
Issuance of ordinary shares at $0.50 per share for cash in initial public offering of Company in Australia in November 2003, net of issuance costs	50,000,000	22,891	—	22,891
Fair value of stock options issued to directors and employees	—	532	—	532
Net loss	—	—	(6,647)	(6,647)
Balance at June 30, 2004	108,016,000	37,058	(10,427)	26,631
Issuance of ordinary shares at $0.75 per share for cash in private placement to Australian institutional and sophisticated investors closed in December 2004, net of issuance costs	22,000,000	15,702	—	15,702
Share purchase plan closed in December 2004 at $0.75 per share, net of issuance costs	4,362,092	3,256	—	3,256
Issuance of ordinary shares upon exercise of employee options	372,000	56	—	56
Fair value of stock options issued to directors and employees	—	94	—	94
Net loss			(4,994)	(4,994)
Balance at December 31, 2004 (Unaudited)	134,750,092	$56,166	$(15,421)	$40,745

See accompanying notes to the financial statements

PHARMAXIS LTD

(A Development Stage Enterprise)

STATEMENTS OF CASH FLOWS

(Australian dollars)

	Years ended June 30,			Period from inception to June 30,	Six months ended December 31,		Period from inception to December 31,
	2002	2003	2004	2004	2003	2004	2004
					(unaudited)	(unaudited)	(unaudited)
	(in thousands)
Cash flows from operating activities:
Net loss	$(735)	$(2,113)	$(6,647)	$(10,427)	$(2,465)	$(4,994)	$(15,421)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	47	142	353	575	168	206	781
Amortization of intangible assets	83	86	89	395	44	45	440
Amortization of preference share issue expenses	—	65	161	226	161	—	226
Fair value of stock options issued for service	69	383	532	1,136	266	94	1,230
Change in assets and liabilities:
Prepaid expenses and other current assets	33	(15)	(180)	(264)	(456)	(287)	(551)
Grant receivable	—	(63)	63	—	63	—
Other long-term assets	—	(245)	(16)	(260)	(7)	5	(255)
Accounts payable	87	(8)	132	245	15	410	655
Accrued compensation	4	94	196	293	59	(40)	253
Accrued clinical development liabilities	—	13	793	807	(13)	(580)	228
Other accrued liabilities	49	317	(244)	136	(197)	362	497
Net cash used in operating activities	(363)	(1,344)	(4,768)	(7,138)	(2,362)	(4,779)	(11,917)

Cash flows from investing activities:
Purchases of property, plant and equipment	(12)	(1,344)	(360)	(1,900)	(156)	(561)	(2,461)
Payment for patent applications	(24)	(84)	(46)	(157)	(31)	(27)	(184)
Net cash used in investing activities	(36)	(1,428)	(406)	(2,057)	(187)	(588)	(2,645)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs	—	—	22,891	22,891	22,891	19,014	41,905
Proceeds from issuance of “A” class convertible redeemable preference shares, net of issuance costs	—	—	—	2,000	—	—	2,000
Proceeds from issuance of “B” class convertible redeemable preference shares, net of issuance costs	—	9,405	—	9,405	—	—	9,405
Net cash provided by financing activities	—	9,405	22,891	34,296	22,891	19,014	53,310
Net (decrease) increase in cash and cash equivalents	(399)	6,633	17,717	25,101	20,342	13,647	38,748
Cash and cash equivalents at beginning of period	1,150	751	7,384	—	7,384	25,101	—
Cash and cash equivalents at end of period	$751	$7,384	$25,101	$25,101	$27,726	$38,748	$38,748

Supplemental non-cash activities:
Issuance of ordinary shares on conversion of “A” and “B” class convertible redeemable preference shares	$—	$—	$11,631	$11,631	$11,631	$—	$11,631

See accompanying notes to the financial statements

PHARMAXIS LTD

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS

(for the years ended June 30, 2002, 2003 and 2004 and for the period from inception (May 29, 1998) to
June 30, 2004 and for the six month periods ended December 31, 2003 and 2004 (Unaudited)
and for the period from inception to December 31, 2004 (Unaudited))

(in A$ thousands, except share and per share amounts)

1.             Organization of the Company

Pharmaxis Ltd (the “Company”) was incorporated on May 29, 1998 in the Australian Capital Territory, Australia. On June 6, 2002 the Company changed its name from Praxis Pharmaceuticals Australia Pty Ltd to Pharmaxis Pty Ltd. On September 5, 2003 the Company changed its name from Pharmaxis Pty Ltd to Pharmaxis Ltd. The Company was listed on the Australian Stock Exchange on November 10, 2003 following its initial public offering.

The Company’s primary activities since incorporation have been the purchase of  a license for our autoimmune technology from the Australian National University; conducting research in the area of autoimmune diseases; the filing of three new patent families; commencing preclinical development of one autoimmune candidate (PXS25); obtaining a license for our respiratory technology from the Central Sydney Area Health Service; establishing our own manufacturing facility for the production of Aridol and Bronchitol to standards of Good Manufacturing Practice; obtaining a license to manufacture to GMP from the Australian Therapeutics Goods Administration; commencing and successfully completing a 646 patient, 12 center Phase III clinical trial of our lung capacity test Aridol for the diagnosis of the existence and severity of asthma; commencing and successfully completing a 60 patient, 4 center Phase II clinical trial of Bronchitol for the disease bronchiectasis; commencing a 60 patient, 7 center Phase II clinical trial of Bronchitol for the disease cystic fibrosis; establishing a management team with relevant experience in sales and marketing, manufacturing, clinical trial management, regulatory affairs and finance; and listing the Company on the Australian Stock Exchange.

2.             Basis of Presentation

Pharmaxis Ltd is an Australian company and its operations are located there. Accordingly, its books of account are maintained in Australian dollars and its annual and interim financial statements are prepared in accordance with accounting principles generally accepted in Australia (A GAAP).  These financial statements are presented in accordance with the accounting principles generally accepted in the United States (U.S. GAAP). All amounts are expressed in Australian dollars and are rounded to the nearest thousand, except share and per share data.

The Company’s financial statements have been prepared assuming the Company will continue as a going concern. The Company has sustained operating losses since inception and expects such losses to continue as it furthers its research and development programs.

The Company’s financial statements have been prepared and presented in Australian dollars.

3.             Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant management judgment is required to make estimates in relation to:  the carrying value and recoverability of intangible assets and property, plant and equipment; the recoverability of deferred income taxes; and the accruing of liabilities for clinical and preclinical development activities.  Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company invests its excess cash in bank deposits, money market accounts and bank accepted commercial bills. The company considers all highly liquid investments with an original maturity of 90 days or less at the time of purchase to be cash equivalents.

Bank accepted commercial bills are acquired at a discount to their face value. The bills are carried at cost plus a portion of the discount recognised as income on an effective yield basis. The discount brought to account each period is accounted for as interest received.

Concentration of Credit Risk and Other Risks and Uncertainties

Cash and cash equivalents consist of financial instruments that potentially subject the Company to concentration of credit risk to the extent of the amount recorded on the balance sheet. The Company’s cash and cash equivalents are invested with three of Australia’s four largest banks. The Company is exposed to credit risk in the event of default by the banks holding the cash and cash equivalents to the extent of the amount recorded on the balance sheets. The Company has not experienced any losses on its deposits of cash and cash equivalents.

Product candidates developed by the Company may require approvals or clearances from the U.S. Food and Drug Administration (“FDA”) or other international regulatory agencies prior to commercialized sales. There can be no assurance that the Company’s product candidates will receive any of the required approvals or clearances. If the Company was denied approval or clearance or such approval was delayed, it may have a material adverse impact on the Company.

Foreign currency and currency translation

Monetary assets and liabilities in foreign currencies are translated into Australian dollars at the rate ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated into Australian dollars at the rate of exchange ruling at the balance sheet date. Transaction gains and losses are recognized in operating expenses within the Statement of Operations.  The Company has no assets denominated in foreign currencies and immediately settles liabilities denominated in foreign currencies.

The Company has recorded foreign currency transaction losses of $0, $0, $0 and $0 for each of the years ended June 30, 2002, 2003, 2004 and the six months ended 31 December 2004, respectively.  The Company has recorded foreign currency transaction gains of $0, $2, $0 and $0 for each of the years ended June 30, 2002, 2003, 2004 and the six months ended 31 December 2004, respectively.

The Company’s functional and reporting currency is the Australian dollar.

Fair Value of Financial Instruments

For financial instruments consisting of cash and cash equivalents, accounts payable and accrued liabilities included in the Company’s financial statements, the carrying amounts are reasonable estimates of fair value due to their short maturities. Convertible redeemable preference shares on issue at June 30, 2003 had a fair value of $8,738 calculated as the present value of their face value at the date from which they were redeemable, October 15, 2005, using a 10% discount rate being the applicable dividend entitlement rate.

Property, Plant and Equipment

Property, plant and equipment are recorded at acquisition cost, less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the related assets, which are generally three to ten years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the related assets, typically three years. Maintenance and repairs are charged to operations as incurred.

The Company receives grants under certain government research agreements to purchase plant and equipment. The grants are recognized against the acquisition costs of the related plant and equipment as and when the related assets are purchased. Grants received in advance of the relevant expenditure are treated as deferred research grants and included in Other Accrued Liabilities on the balance sheet as the Company does not control the monies until the relevant expenditure has been incurred.

Impairment of Long-Lived Assets

The Company reviews its capital assets, including patents and licenses, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. In performing the review, the Company estimates undiscounted cash flows from products under development that are covered by these patents and licenses. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount of the asset. Impairment, if any, is measured as the amount by which the carrying amount of the asset exceeds its fair value. Impairment, if any, is assessed using discounted cash flows. Related patents are grouped in estimating future cash flows to determine whether patents are impaired and in measuring the amount of the impairment. Through June 30, 2004, there have been no such impairments.

Interest Income

Interest revenue is recognised as it accrues, taking into account the effective yield on the financial instruments.

Research and Development Expenditures

Research and development expenses consist of costs incurred to further the Company’s research and development activities and include salaries and related employee benefits, costs associated with clinical trials and preclinical development, regulatory activities, research-related overhead expenses, costs associated with the manufacture of clinical trial material, costs associated with developing a commercial manufacturing process, costs for consultants and related contract research, facility costs and depreciation. Research and development costs are expensed as incurred.

The Company receives grants under certain government research agreements that partially fund eligible research expenditure on certain of the Company’s research projects.  The grants are recognized against the related research and development expenses as and when the relevant research expenditure is incurred. Grants received in advance of incurring the relevant expenditure are treated as deferred research grants and included in Other Accrued Liabilities on the balance sheet as the Company does not control the monies until the relevant expenditure has been incurred.

Patent and License Costs

Costs to purchase patent licenses and application costs for new patents are capitalised and amortised over the life of the patent. All of the Company’s patents and licenses have finite lives with the remaining lives ranging from 12 to 20 years at June 30, 2004.

Clinical Trial Expenses

Clinical trial costs are a component of research and development expense. These expenses include fees paid to participating hospitals and other service providers, which conduct certain product development activities on behalf of the Company. Depending on the timing of payments to the service providers and the level of service provided, the Company records prepaid or accrued expenses relating to these costs.

These prepaid or accrued expenses are based on estimates of the work performed under service agreements, milestones achieved, patient enrollment and experience with similar contracts. Changes in these estimates are recognized in income in the period of change.

Leased Assets

All of the Company’s leases at the years ended June 30, 2004 and 2003 are considered operating leases. The costs of operating leases are charged to operations on a straight-line basis over the lease term.

Pension Costs

As required by Australian law, the Company contributes to standard defined contribution superannuation funds on behalf of all employees at an amount up to nine percent of each such employee’s salary.  Superannuation is a compulsory savings program whereby employers are required to pay a portion of an employee’s remuneration to an approved superannuation fund that the employee is typically not able to access until they are retired.  The Company permits employees to choose an approved and registered superannuation fund into which the contributions are paid. Contributions are charged to the operating statement as they become payable.

Income Taxes

The Company applies Statement of Financial Accounting Standards No. 109 - Accounting for Income Taxes (SFAS 109) which establishes financial accounting and reporting standards for the effects of income taxes that result from a company’s activities during the current and preceding years. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets also are recognized for credit carryforwards. Deferred tax assets and liabilities are measured using the enacted rates applicable to taxable income in the years in which the temporary differences are expected to reverse and the credits are expected to be used. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. An assessment is made as to whether or not it is more likely than not that deferred tax assets are recoverable. This assessment includes anticipating future taxable income and the Company’s tax planning strategies and is made on an ongoing basis. Consequently, future material changes in the valuation allowance are possible.

Net Loss Per Share and Anti-dilutive Securities

Basic and diluted net loss per share are presented in conformity with Statement of Financial Accounting Standards No 128 - Earnings Per Share (SFAS 128). Basic and diluted net loss per share have been computed using the weighted-average number of ordinary shares outstanding during the period.  All periods presented in the financial statements have been retroactively adjusted to give effect to the 8 for 1 share split.  The potentially dilutive options issued under the Pharmaxis Employee Option Plan and the “A” and “B” class convertible redeemable preference shares were not considered in the computation of diluted net loss per share because they would be anti-dilutive.

Stock-based Compensation

The Company accounts for stock-based employee compensation arrangements using the fair value based method as prescribed in accordance with the provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123).

Recent Accounting Pronouncements

In December 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46 revised-Consolidation of Variable Interest Entities (FIN 46R), which replaces FASB Interpretation No. 46 (FIN 46), issued January 2003. The primary objectives of FIN 46R are to provide guidance on how to identify entities for which control is achieved through means other than through voting rights. The adoption of this interpretation did not impact the Company’s financial position or results of operations.

In January 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150-Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (SFAS 150), effective for financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The adoption of SFAS 150 did not impact the Company’s financial position or results of operations.

In December 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132 revised-Employers  Disclosures about Pensions and Other Postretirement Benefits (SFAS 132R), effective for financial statements with fiscal years ending after December 15, 2003 for certain disclosures and requires interim-period disclosures effective for interim periods beginning after December 15, 2003. SFAS 132R requires additional disclosures to those in the original SFAS 132 about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The adoption SFAS 132R did not impact the Company’s financial position or results of operations.

On December 16, 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 revised-Share-Based Payment (SFAS 123R), an amendment of Statements No. 123 and 95, that addressed the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for either equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments.  This statement eliminates the ability to account for share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board Opinion No. 25-Accounting for Stock Issued to Employees, and requires that such transactions be accounted for using a fair-value-based method and recognized as expenses in the statement of operations.  As of the required effective date, the standard requires that the modified prospective method be used, which requires that the fair value of new awards granted on or following the effective date (plus unvested awards as of the effective date) be expensed over the vesting period.  In addition, the statement encourages the use of the “binomial” approach to value stock options, which differs from the Black-Scholes option pricing model that we currently use.  The adoption of SFAS 123R is not expected to have a significant impact on our statement of operations as we currently expense the fair value of our stock option grants.

4.             Related Party Transactions

In November 2003, The Principals Funds Management Pty Ltd, an entity in which the Company’s directors DM Hanley and CPH Kiefel hold shares, was paid a fee of $45 by Wilson HTM Corporate Finance Ltd, the underwriter and lead manager of the Company’s initial public offering, as consideration for a firm commitment by Principals Funds Management Pty Ltd to subscribe for shares in the initial public offering.

The Principals Funds Management Pty Ltd was paid a consulting fee of $38 and $108 during 2002 and 2003, respectively, for services provided by Mr CPH Kiefel in relation to the “B” class private share issue to venture capital funds. Mr Kiefel was not a director of the Company at the time.

BH Smith is associated with GBS Venture Partners Ltd, The Australian Bioscience Trust and Bioscience Ventures II.  Perpetual Trustees Nominees, as trustee of The Australian Bioscience Trust, received 45,000 shares from Wilson HTM Corporate Finance Ltd, the underwriter and lead manager of the Pharmaxis initial public offering, as consideration for a firm commitment to subscribe for shares in the initial public offering.  GBS Venture Partners Ltd, as trustee and manager of Bioscience Venture II, received 180,000 shares from Wilson HTM Corporate Finance Ltd, the underwriter and lead manager of the Pharmaxis initial public offering, as consideration for a firm commitment to subscribe for shares in the initial public offering.

CJ Hillyard is associated with CM Capital Investments Pty Ltd, CM Capital Investment Trust No 3, CIBC Australia Fund LLC and the Australia Venture Capital Fund L.P. CM Capital Investments Pty Ltd, as trustee of the CM Capital Investment Trust No 3, received 171,777 shares from Wilson HTM Corporate Finance Ltd, the underwriter and lead manager of the Pharmaxis initial public offering, as consideration for a firm commitment to subscribe for shares in the initial public offering.  CIBC Australia Fund LLC, as general partner of the Australia Venture Capital Fund L.P., received 53,223 shares from Wilson HTM Corporate Finance Ltd, the underwriter and lead manager of the Pharmaxis initial public offering, as consideration for a firm commitment to subscribe for shares in the initial public offering.

5.             Property, Plant and Equipment

Property, plant and equipment consist of the following:

	As of June 30,		As of December 31,
	2003	2004	2004
			(unaudited)
	(in thousands)

Plant and equipment	$1,420	$1,700	$2,239
Leasehold improvements	120	152	152
Motor vehicles	—	47	69
	1,540	1,899	2,460
Accumulated depreciation and amortization	(222)	(575)	(781)
Property, plant and equipment, net	$1,318	$1,324	$1,679

Depreciation and amortization expense was $47, $142 and $353, $168 and $206, $575 and $781 for the fiscal years ended June 30, 2002, 2003 and 2004, the six months ended December 31, 2003 and 2004, and the period from inception to June 30, 2004 and December 31, 2004, respectively.

6.             Intangible Assets

Intangible assets consist of the following:

	As of June 30,		As of December 31,
	2003	2004	2004
			(unaudited)
	(in thousands)

Patent license	$1,400	$1,400	$1,400
Patent applications	112	158	185
	1,512	1,558	1,585
Accumulated amortization	(307)	(396)	(441)
Intangible assets, net	$1,205	$1,162	$1,144

The patent license was acquired in October 1999 from Anutech Pty Limited, an agent for the Australian National University. A license to the acquired technology was previously held by Praxis Pharmaceuticals Inc, a related party. The license was granted to Pharmaxis Ltd by Anutech at the request of Praxis Pharmaceuticals Inc, in consideration for which Praxis Pharmaceuticals Inc was issued 1.4 million ordinary shares in the company. The license was included in long-term assets on the balance sheet at its estimated fair value of $1,400 at the time of the purchase. The patents underlying the license relate to potential treatments for autoimmune diseases. The license is an exclusive, world-wide sub-licensable license within the field of phosphosugars as ethical therapeutics. A royalty is payable to Anutech, calculated based on revenue, net of expenses, received by the Company in connection with the Company’s use of the related intellectual property. In addition the company must reimburse Anutech for one third of any costs incurred in filing, maintaining and renewing the patents underlying the license.

7.             Other Accrued Liabilities

Other accrued liabilities consist of the following:

	As of June 30,		As of December 31,
	2003	2004	2004
			(unaudited)
	(in thousands)

Deferred research grants	$319	$23	$117
Legal and accounting fees	—	—	243
Manufacturing consultants	—	—	89
Other	62	112	47
	$381	$135	$496

8.             Central Sydney Area Health Service (“CSAHS”) License

In October 2001 the Company obtained an exclusive, world-wide sub-licensable license from CSAHS in relation to certain patents in the area of respiratory disease. The term of the CSAHS license is country specific and is for the longer of 10 years from the first commercial sale of products which exploits the CSAHS intellectual property in that country until the expiry of the last registered patent in that country. The Company must bear the cost of maintaining the registered CSAHS intellectual property and must use its reasonable commercial endeavours to exploit and undertake research and development of the CSAHS intellectual property. Royalties are payable by the Company to CSAHS for the term of the CSAHS license on net sales of products and services which exploit the CSAHS intellectual property. No other amounts were paid or are payable under the license.

9.             Ordinary Shares

In fiscal 2004, as part of the transition to an Australian listed public company, shareholders approved an 8 for 1 share split of all “A” and “B” class convertible redeemable preference, ordinary shares and other securities; a change in the Company’s status from a proprietary to a public company; the adoption of a new constitution; and, following the share split all “A” and “B” class convertible redeemable preference shares were converted to ordinary shares.  Before the 8 for 1 share split the company had on issue 1,400,000 ordinary shares, 2,000,000 “A” class convertible redeemable preference shares and 3,852,000 “B” class convertible redeemable preference shares.  After the 8 for 1 share split there were 11,200,000 ordinary shares, 16,000,000 “A” class convertible redeemable preference shares and 30,816,000 “B” class convertible redeemable preference shares.  After the conversion the company had 50,816,000 ordinary shares.  All share and per share amounts for all periods presented in the accompanying financial statements have been retroactively adjusted to give effect to the share split.

The company completed its initial public offering and listed on the Australian Stock exchange on November 10, 2003, issuing 50 million shares and raising $25,000 before costs associated with the issue.

In the six months ended December 31, 2004 the company issued 22 million ordinary shares in a private placement to institutional and sophisticated investors; 4,362,092 ordinary shares in a share purchase plan offered to existing shareholders, and 372,000 ordinary shares upon the exercise of employee options. At December 31, 2004 the company had 134,750,092 ordinary shares on issue.

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held. At a general meeting every shareholder present (in person or by proxy, attorney or representative) has one vote on a show of hands. Every shareholder present (in person or by proxy, attorney or representative) has one vote per fully paid share on a poll.

10.          Convertible Redeemable Preference Shares

Up until the time of the Company’s Australian initial public offering, the Company had on issue 16,000,000 “A” and 30,816,000 “B” class convertible redeemable preference shares.

The Company issued 29,920,000 “B” class convertible redeemable preference shares on August 28, 2002 and 896,000 “B” class convertible redeemable preference shares on May 2, 2003, raising a total of $9,600 in 2003 before costs associated with the issues.

The “A” and “B” class converting preference shares were convertible by the holders into ordinary shares at any time or could be compulsorily converted at the time of an initial public offering, subject to certain conditions. The conversion ratio was one ordinary share per convertible redeemable preference share, subject to variation for capital reconstructions and share dilutions.

The holders of the “A” and “B” class convertible redeemable preference shares could redeem their shares after October 15, 2005 if the Company had not listed its securities on a securities exchange, on the winding up of the company, or the disposal of its business or on a voluntary merger of the Company. The redemption price payable to the holders was their original issue price adjusted for any capital reconstructions plus any unpaid accrued cumulative dividends and a prorata share of surplus assets and profits at redemption date. On redemption “B” class convertible redeemable preference shares had priority over “A” class shares.

Both “A” and “B” class convertible redeemable preference shares were entitled to a 10% per annum cumulative dividend (based on original issue prices), “B” class having priority over “A” class. The dividends were only payable on the occurrence of a defined liquidity event or a voluntary merger of the Company. The dividend was not accrued as the events requiring the dividend to be paid were considered uncertain to occur and not probable. All rights to preference dividends lapsed upon the Company’s Australian listing in November 2003.

As of June 30, 2003 the cumulative amount of unpaid and unaccrued preference dividends was $599 in respect of “A” class convertible redeemable preference shares and $784 in respect of “B” class convertible redeemable preference shares.

11.          Stock Option Plan

The Pharmaxis Employee Option Plan (“EOP”) was approved by shareholders in 1999 and amended by shareholders in June 2003. The maximum number of options available to be issued under the EOP is 15% of total issued shares including the EOP. All employees and directors are eligible to participate in the EOP, but do so at the invitation of the Board. The terms of option issues are determined by the Board. Options are generally granted for no consideration, have a life of ten years and generally vest equally over a four year period. For options granted after January 1, 2003 the annual vesting is subject to approval by the Remuneration and Nomination Committee of the Board. The Committee gives its approval for vesting based on the achievement of individual employee’s personal annual objectives. Upon a Liquidity Event, all unvested awards will become immediately exercisable. A Liquidity Event is defined as a target statement issued by the Company in respect of a takeover offer for all the shares of the Company.

Options granted under the EOP carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share.

The exercise price is set by the Board. Before the company listed on the Australian Stock Exchange (“ASX”) in November 2003, the Board set the exercise price based on its assessment of the market value of the underlying shares at the time of grant. Since listing the exercise price is set as the average closing price of Pharmaxis Ltd shares on the Australian Stock Exchange on the five business days prior to the grant of the options.

A total of 372,000 options have been exercised to date, all in the six months ended December 31, 2004.

There were 7,726,500 vested options at December 31, 2004 (7,206,500 and 4,440,000 at June 30, 2004 and 2003, respectively) with a weighted average exercise price of $0.246 ($0.235 at June 30, 2004). A total of 6,720,000 options are subject to escrow by the ASX and cannot be exercised until November 10, 2005 (of which 5,620,000 are vested at December 31 and June 30, 2004). The average remaining life of options outstanding at December 31, 2004 is 7.0 years (7.5 years at June 30, 2004). All share and option amounts for all periods have been retroactively adjusted to give effect to the share split described in note 9 above.

The following table summarizes stock option activity under the EOP:

	Options Outstanding	Weighted-Average Exercise Price	Weighted-Average Fair Value
Options granted	2,400,000	$0.125	$0.070
Balance at June 30, 2000	2,400,000	$0.125	$0.070
Options granted	640,000	$0.125	$0.069
Balance at June 30, 2001	3,040,000	$0.125	$0.070
Options granted	800,000	$0.275	$0.044
Balance at June 30, 2002	3,840,000	$0.156	$0.065
Options granted	5,344,000	$0.313	$0.168
Options cancelled/lapsed	(160,000)	$0.125	$0.070
Balance at June 30, 2003	9,024,000	$0.249	$0.126
Options granted	1,750,000	$0.340	$0.187
Options cancelled/lapsed	(23,000)	$0.440	$0.234
Balance at June 30, 2004	10,751,000	$0.264	$0.136
Options cancelled/lapsed	(15,000)	$0.508	$0.269
Options exercised	(372,000)	$0.151	$0.083
Balance at December 31, 2004 (unaudited)	10,364,000	$0.267	$0.137

The Company recorded stock compensation expense of $69, $383 and $532, $266 and $93, $1,136 and $1,230 in the fiscal years ended June 30, 2002, 2003 and 2004, the six months ended December 31, 2003 and 2004, and the period from inception to June 30, 2004 and December 31, 2004, respectively.

In accordance with SFAS 123, the fair values of the option grants were estimated on the date of each grant using the Black-Scholes option pricing model. The assumptions for these grants were:

Grant Date	Exercise Price	Share Price at Grant Date	Volatility	Expected Life	Risk Free Interest Rate

December 1, 1999	$0.125	$0.125	50%	6 years	6.45%
July 1, 2000	$0.125	$0.125	50%	6 years	6.03%
January 1, 2001	$0.125	$0.125	50%	6 years	5.31%
September 1, 2001	$0.3125	$0.3125	50%	6 years	5.29%
December 2, 2001	$0.125	$0.125	50%	6 years	5.26%
May 12, 2003	$0.3125	$0.3125	50%	6 years	5.26%
July 4, 2003	$0.3125	$0.3125	50%	6 years	4.85%
December 9, 2003	$0.376	$0.376	50%	6 years	5.68%
April 25, 2004	$0.508	$0.508	50%	6 years	5.62%
June 4, 2004	$0.426	$0.426	50%	6 years	5.56%

The following table presents information relating to stock options outstanding under the plans as of June 30, 2004:

	Options Outstanding		Options Exercisable
Exercise Price	Shares	Weighted Average Remaining Life in Years	Shares
$0.125	3,040,000	5.6	3,000,000
$0.3125	7,136,000	8.1	4,144,000
$0.376	500,000	9.4	62,500
$0.508	60,000	9.7	—
$0.426	15,000	9.9	—

The following table presents information relating to stock options outstanding under the plans as of December 31, 2004:

	Options Outstanding
	(Unaudited)		Options Exercisable
Exercise Price	Shares	Weighted Average Remaining Life in Years	Shares
$0.125	2,720,000	5.0	2,840,000
$0.3125	7,084,000	7.6	4,574,000
$0.376	500,000	8.9	312,500
$0.508	45,000	9.2	—
$0.426	15,000	9.4	—

12.          Retirement Benefits

As required by Australian law, the Company contributes to standard defined contribution superannuation funds on behalf of all employees at an amount up to nine percent of employee salary.  The Company permits employees to choose the superannuation fund into which the contributions are paid, provided the fund is appropriately registered.

The Company contributed $4, $69 and $125, $54 and $76, $194 and $262 for the fiscal years ended June 30, 2002, 2003 and 2004, the six months ended December 31, 2003 and 2004, and the period from inception to June 30, 2004 and December 31, 2004, respectively.

13.          Income Taxes

The Company has made a taxable loss in each of the operating periods since incorporation.

A reconciliation of the (benefit) provision for income taxes with the amount computed by applying the statutory company tax rate of 30% to the loss before income taxes is as follows:

													Period from
							Period from		Six months ended				inception to
	Years ended June 30,						inception to		December 31,				December
	2002		2003		2004		June 30, 2004		2003		2004		31, 2004
							(in thousands)
									(unaudited)		(unaudited)		(unaudited)
	$	%	$	%	$	%	$	%	$	%	$	%	$	%
Loss before income taxes	(735)		(2,113)		(6,647)		(10,427)		(2,465)		(4,994)		(15,421)
Income tax expense computed at statutory corporation tax rate	(221)	30	(634)	30	(1,994)	30	(3,128)	30	(740)	30	(1,498)	30	(4,626)	30
Disallowed expenses
Stock option expense	21	—	115	(5)	160	(2)	341	(3)	80	(3)	28	(1)	369	(2)
Amortization of intangible assets	25	(3)	25	(1)	25	—	115	(1)	12	—	12	—	128	(1)
Other	—	—	—	—	1	—	2	—	—	—	1	—	3	—
Change in valuation allowance	175	(27)	494	(24)	1,808	(28)	2,670	(26)	648	(27)	1,457	(29)	4,126	(27)
Income tax expense	$—	—	$—	—	$—	—	$—	—	$—	—	$—	—	$ —	—

Significant components of the Company’s deferred tax assets are shown below:

	As of June 30,		As of December 31,
	2003	2004	2004
		(in thousands)
			(unaudited)
Deferred tax assets (liabilities):
Net operating loss carryforwards	776	2,673	4,221
Accrued compensation costs	16	33	44
Research grants offset to property,plant and equipment	59	45	37
Share issue expenses	8	548	698
Total net deferred tax assets	859	3,299	5,000
Valuation allowance for deferred tax assets	(854)	(3,294)	(4,995)
	5	5	5
Amortization	(5)	(5)	(5)
	—	—	—
Net deferred taxes	—	—	—

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting and tax purposes. A valuation allowance has been established, as realization of such assets is uncertain.

At December 31, 2004 the Company has $14.1 million ($2.6 million and $8.9 million at June 30, 2003 and 2004 respectively) of accumulated tax losses available for carry forward against future earnings, which under Australian tax laws do not expire.

14.          Commitments and Contingent Liabilities

Operating leases

In October 2002, the Company entered into an operating lease for its headquarters and manufacturing facilities in Frenchs Forest, Sydney and moved into the facility in November 2002. The operating lease expires in June 2006. The Company’s bankers have issued a bank guarantee of $169 in relation to a rental bond to secure the payments under the lease. This bank guarantee is secured by a security deposit held at the bank. In 2003 and 2004 the Company leased additional office space in Canberra, and the company also leases equipment from time to time as required.

The Company recognized rent expense of $62, $238 and $346, $168 and $164, $645 and $809 for the fiscal years ended June 30, 2002, 2003 and 2004, the six months ended December 31, 2003 and 2004, and the period from inception to June 30, 2004 and December 31, 2004, respectively.

Future minimum lease payments under all non-cancelable operating leases are as follows:

Years ending June 30,
2005	$346
2006	350
2007 and thereafter	—
Total minimum lease payments required	$696

Government research grants

The Company has received three separate Australian Government research grants under the R&D START Program, two of which have completed. The Government may require the Company to repay all or some of the amount of a particular grant together with interest in either of the following circumstances:

a)             the Company fails to use its best endeavours to commercialise the relevant grant project within a reasonable time of completion of the project; or

b)            upon termination of a grant due to breach of agreement or insolvency.

Technical failure of the grant funded research project does not of itself constitute failure to use best efforts to commercialise the relevant grant project. The grants have funded certain aspects of the Company’s development projects for the Aridol asthma product, multiple sclerosis and cystic fibrosis. The Company continues the development of all three projects funded by the START Program and has commenced commercialisation of its asthma project as evidenced by the filing of marketing approval applications for Aridol with Australian and European Union regulatory agencies. The Company believes that the likelihood of being required to repay grant funding is remote while the Company continues to act in good faith with respect to the grants. The total amount received under the START Program at December 31, 2004 was $3,703 of which $62 has been booked as deferred government research grants.

The company has been awarded a research grant under the Australian Government’s Pharmaceuticals Partnerships Program (“P3”). The Government may require the company to repay all or some of the amount of the grant together with interest in any of the following circumstances:

a)             The Government determines that expenditure claimed on research projects do not meet the P3 guidelines; or

b)            upon termination of the grant due to breach of agreement, change in control of the company or insolvency.

The total amount received under the P3 Program at December 31, 2004 was $55 which has been booked as deferred government research grants.

15.          Research Grants

Research grants received have been accounted for as follows:

	Years ended June 30,			Period from inception to June 30,	Six months ended December 31,		Period from inception to December 31,
	2002	2003	2004	2004	2003	2004	2004
					(unaudited)	(unaudited)	(unaudited)

Recognized against related research and development expenses	$663	$751	$1,105	$3,419	$587	$466	$3,885
Recognized against the acquisition cost of related plant and equipment	—	225	—	225	—	—	225
	$663	$976	$1,105	$3,644	$587	$466	$4,110

Grants received in advance of incurring the relevant expenditure are treated as deferred research grants and included in Other Accrued Liabilities on the balance sheet as the Company does not control the monies until the relevant expenditure has been incurred. Grants due to the Company under research agreements are accrued and included on the balance sheet.

16.          Guarantees and Indemnifications

Pharmaxis Ltd has entered into Deeds of Access, Indemnity and Insurance with each of the officers, the directors and the company secretary. Each deed provides each respective officer with the following:

•                  a right to access certain board papers of the company during the period of their tenure and for a period of seven  years after that tenure ends;

•                  subject to the Corporations Act, an indemnity in respect of liability to persons other than the Company and its related bodies corporate that they may incur while acting in their capacity as an officer of the Company or a  related body corporate, except where that liability involves a lack of good faith and for defending certain legal proceedings; and

•                  the requirement that the Company maintain appropriate directors’ and officers’ insurance for the officer.

No liability has arisen under these indemnities as at December 31, 2004.

17.          Net Loss per Share

Basic net loss per common share was computed by dividing the net loss applicable to ordinary shares by the weighted-average number of common shares and contingently issuable shares outstanding during the period. Diluted net loss per common share was computed by dividing the net loss applicable to ordinary shares by the weighted-average number of common shares, contingently issuable shares and convertible redeemable preferred shares outstanding during the period.  All periods presented in the financial statements have been retroactively adjusted to give effect to the 8 for 1 share split that occurred prior to the Company’s Australian initial public offering in November 2003.  Options granted to employees under the Pharmaxis Employee Option Plan are considered to be potential ordinary shares for the purpose of calculating diluted net loss per share.  However, all such issued options outstanding were not included in the calculation of diluted net loss per share as the effect of including such options is anti-dilutive.

	Years ended June 30,			Period from inception to June 30,	Six months ended December 31,		Period from inception to December 31,
	2002	2003	2004	2004	2003	2004	2004
					(unaudited)	(unaudited)	(unaudited)
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted net loss per share	11,200,000	11,200,000	75,744,000	19,311,284	43,472,000	113,102,841	26,500,118

18.          Segments

The Company operates predominantly in one industry.  The principal activities of the Company are the research, development and commercialisation of pharmaceutical products.

The Company operates predominantly in one geographical area, being Australia.

PHARMAXIS LTD

(A Development Stage Enterprise)

Schedule II – Valuation and Qualifying Accounts

(for the years ended June 30, 2002, 2003 and 2004 and for the period from inception (May 29, 1998) to June 30, 2004)

(in A$ thousands, except share and per share amounts)

		Additions
Description at	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts (1)	Deductions	Balance at End of Period
Year ended June 30, 2002 Deferred income tax valuation allowance	183	175	—	—	358
Year ended June 30, 2003 Deferred income tax valuation allowance	358	494	2	—	854
Year ended June 30, 2004 Deferred income tax valuation allowance	854	1,808	632	—	3,294
Period from inception to June 30, 2004	—	—
Deferred income tax valuation allowance	—	2,670	624	—	3,294

(1) Recognized through equity as a result of share issue costs.